As filed with the Securities and Exchange Commission on              , 1996

                             Registration No.



                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM N-4
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     (X)
                    PRE-EFFECTIVE AMENDMENT NO.                  ( )
                    POST-EFFECTIVE AMENDMENT NO.                 ( )

                                  and/or

                REGISTRATION STATEMENT UNDER THE INVESTMENT
                            COMPANY ACT OF 1940                       (X)

                            Amendment No.                        ( )
                     (Check appropriate box or boxes)



                     VARIABLE ANNUITY-1 SERIES ACCOUNT
                        (Exact name of Registrant)
                GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                            (Name of Depositor)
                          8515 East Orchard Road
                         Englewood, Colorado 80111
     (Address of Depositor's Principal Executive Officers)  (Zip Code)

            Depositor's Telephone Number, including Area Code:
                              (800) 537-2033



                            William T. McCallum
                   President and Chief Executive Officer
                Great-West Life & Annuity Insurance Company
                          8515 East Orchard Road
                        Englewood, Colorado  80111
                  (Name and Address of Agent for Service)

                                 Copy to:

                           James F. Jorden, Esq.
                    Jorden Burt Berenson & Johnson LLP
            1025 Thomas Jefferson Street, N.W., Suite 400 East
                       Washington, D.C.  20007-0805





Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement

It is proposed that this filing will become effective (check appropriate space)

          Immediately upon filing pursuant to paragraph (b) of Rule 485.
          On                 , pursuant to paragraph (b) of Rule 485.
          60 days after filing pursuant to paragraph (a) of Rule 485.
          On                , pursuant to paragraph (a)(i) of Rule 485.
          75 days after filing pursuant to paragraph (a)(ii) of Rule 485.
          On                , pursuant to paragraph (a)(ii) of Rule 485.

The Registrant has chosen to register an indefinite number of securities in accordance with Rule 24f-2.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                     VARIABLE ANNUITY-1 SERIES ACCOUNT


                           Cross Reference Sheet
                      Showing Location in Prospectus
                  and Statement of Additional Information
                          As Required by Form N-4

FORM N-4 ITEM                                     PROSPECTUS CAPTION

1.   Cover Page..........................         Cover Page

2.   Definitions.........................         Glossary of Special Terms

3.   Synopsis............................         Fee Table; Questions and
                                                  Answers about the Series
                                                  Account Variable Annuity

4.   Condensed Financial Information.....         Condensed Financial
                                             Information

5.   General Description of
       Registrant, Depositor and
       Portfolio Companies...............         Great-West Life & Annuity
                                                  Insurance Company;
                                        Variable Annuity-1
                                                  Series Account; Investments
                                                  of the Series Account;
                                                  Voting Rights

6.   Deductions..........................         Administrative Charges;
                                                  Risk Charges, Premium
                                                  Taxes and Other
                                                  Deductions; Appendix A;
                                                  Distribution of the
                                                  Contracts

7.   General Description of
       Variable Annuity Contracts........         The Contracts; Investments
                                                  of the Series Account;
                                                  Statement of Additional
                                                  Information

8.   Annuity Period......................         Annuity Options


9.   Death Benefit.......................         The Contracts-Accumulation
                                                  Period - Death Benefit;
                                                  Prior to Retirement Date;
                                                  Annuity Payments

10.  Purchases and Contract Value........         The Contracts-General;
                                                  The Contracts-
                                                  Accumulation Period;
                                                  Distribution of the
                                                  Contracts; Cover Page;
                                                  Great-West Life & Annuity
                                                  Insurance Company

11.  Redemptions.........................         The Contracts-
                                                  Accumulation Period -
                                                  Total and Partial
                                                  Surrenders; Return
                                                  Privilege

12.  Taxes...............................         Federal Tax Consequences

13.  Legal Proceedings...................         Legal Proceedings

14.  Table of Contents of
       Statement of Additional
       Information.......................         Statement of Additional
                                                  Information

                                                  STATEMENT OF ADDITIONAL
FORM N-4 ITEM                                     INFORMATION CAPTION

15.  Cover Page..........................         Cover Page

16.  Table of Contents...................         Table of Contents

17.  General Information and
       History...........................         Not Applicable

18.  Services............................         Custodian and Accountants

19.  Purchase of Securities
       Being Offered.....................         Not Applicable

20.  Underwriters........................         Underwriter

21.  Calculation of
       Performance Data..................         Calculation of Performance
                                                  Data

22.  Annuity Payments....................         Not Applicable

23.  Financial Statements................         Financial Statements




















                                  PART A

                   INFORMATION REQUIRED IN A PROSPECTUS

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

SCHWAB                                     ANNUITY
A FLEXIBLE PREMIUM DEFERRED FIXED AND VARIABLE ANNUITY
Distributed by
CHARLES SCHWAB & CO., INC.
_____________________________________________
Issued by
GREAT-WEST LIFE & ANNUITY
INSURANCE COMPANY


This prospectus describes interests under a flexible premium
deferred annuity contract, The Schwab                 Annuity (the
"Contract"). The Contract is issued either on a group basis or as individual contracts by Great-West Life & Annuity Insurance Company ("the Company"). Participation in a group contract will be accounted for by the issuance of a certificate showing an interest under the group contract. The certificate and the individual contract are hereafter both referred to as the "Contract."

Your investment in the Contract may be allocated among nineteen Investment Divisions of the Variable Annuity-1 Series Account ("Series Account") and the available Guarantee Periods under the Guarantee Period Fund. The Investment Divisions invest in various mutual funds (open-end investment companies) offered by fund families such as Federated, INVESCO, Janus, Lexington, Alger, Schwab Funds, Stein Roe, Strong, Montgomery, Twentieth Century and Van Eck. You also have the option of allocating some or all of your investment in the Contract to the Guarantee Period Fund which allows you to select one or more Guarantee Periods, each of which offers you a specified interest rate for a specified period. There may be a market value adjustment on the amounts withdrawn from the Guarantee Period Fund.

The minimum initial investment is $5,000 ($2,000 if an IRA) or $1,000 if made under an Automatic Contribution Plan ("ACP"). The minimum subsequent Contribution is $500 (or $100 per month if made under an ACP).

There are no other sales charges, redemption, surrender or withdrawal charges. The Contract provides a Free Look Period of 10 days from your receipt of the Contract (or longer, if required by state law), during which time you may cancel your investment in the Contract. During the Free Look Period, all Contributions allocated to an Investment Division will be allocated first to the Schwab Money Market Investment Division and will remain there until the next Transaction Date following the end of the Free Look Period plus five calendar days. Contributions to the Guarantee Period Fund will be allocated immediately into the specified Guarantee Period(s).

Your Variable Account Value will increase or decrease based on the investment performance of the options you select. You bear the entire investment risk under the Contract prior to the annuity commencement date for all amounts in your Variable Sub Accounts. While there is a guaranteed death benefit, there is no guaranteed or minimum Variable Account Value on amounts allocated to Investment Divisions. Therefore, the Annuity Account Value you receive could be less than the total amount of your Contributions.

Amounts allocated to the Guarantee Period Fund may be subject to a Market Value Adjustment which could result in receipt of less than your Contributions if you surrender, Transfer, make a partial withdrawal, apply amounts to purchase an annuity or take a distribution upon the death of the Owner or Annuitant before a Guarantee Period Maturity Date. Whether such a result actually occurs depends on the timing of the transaction, the amount of the Market Value Adjustment and the interest rate credited. The interest rate in subsequent Guarantee Periods may be more or less than the rate of a previous Guarantee Period.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED BY THE COMPANY TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE.


Prospectus Dated ______________, 1996

The Contracts are not deposits of, or guaranteed or endorsed by any bank, nor is the Contract federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. The Contracts involve certain investment risks, including possible loss of principal.

To Place Orders and for Account Information: Contact the Schwab
Annuity Service Center at 800-838-0650 or P.O. Box 7785, San
Francisco, California 94120-9420.

About This Prospectus: This Prospectus concisely presents important information you should have before investing in the Contract. Please read it carefully and retain it for future reference. You can find more detailed information pertaining to the Contract in the Statement of Additional Information dated _____________, 1996 (as may be amended from time to time), and filed with the Securities and Exchange Commission. The Statement of Additional Information is incorporated by reference into this Prospectus, and may be obtained without charge by contacting the Schwab Annuity Service Center at 800-838-0650 or P.O. Box 7785 San Francisco, California 94120-9420.

                        TABLE OF CONTENTS

                                                           Page

DEFINITIONS. . . . . . . . . . . . . . . . . . . . . . . . . . iv
KEY FEATURES OF THE ANNUITY. . . . . . . . . . . . . . . . . .  1
GREAT-WEST LIFE & ANNUITY  INSURANCE COMPANY
           AND THE SERIES ACCOUNT  . . . . . . . . . . . . . . .7
THE ELIGIBLE FUNDS . . . . . . . . . . . . . . . . . . . . . . .8
THE GUARANTEE PERIOD FUND. . . . . . . . . . . . . . . . . . . 12
THE MARKET VALUE ADJUSTMENT. . . . . . . . . . . . . . . . . . 15
APPLICATION AND CONTRIBUTIONS. . . . . . . . . . . . . . . . . 16
ANNUITY ACCOUNT VALUE  . . . . . . . . . . . . . . . . . . . . 17
TRANSFERS. . . . . . . . . . . . . . . . . . . . . . . . . . . 18
CASH WITHDRAWALS . . . . . . . . . . . . . . . . . . . . . . . 21
TELEPHONE TRANSACTIONS . . . . . . . . . . . . . . . . . . . . 22
DEATH BENEFIT. . . . . . . . . . . . . . . . . . . . . . . . . 22
CHARGES AND DEDUCTIONS . . . . . . . . . . . . . . . . . . . . 25
PAYMENT OPTIONS. . . . . . . . . . . . . . . . . . . . . . . . 27
FEDERAL TAX MATTERS  . . . . . . . . . . . . . . . . . . . . . 31
ASSIGNMENTS OR PLEDGES . . . . . . . . . . . . . . . . . . . . 36
PERFORMANCE DATA . . . . . . . . . . . . . . . . . . . . . . . 36
DISTRIBUTION OF THE CONTRACTS. . . . . . . . . . . . . . . . . 37
SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . 38
VOTING RIGHTS. . . . . . . . . . . . . . . . . . . . . . . . . 44
RIGHTS RESERVED BY THE COMPANY . . . . . . . . . . . . . . . . 45
LEGAL PROCEEDINGS  . . . . . . . . . . . . . . . . . . . . . . 45
LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . 45
EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . 46
AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . 46
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . .F-1


_________________________________________________________________
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.
_________________________________________________________________


          The Contract is not available in all states.

_________________________________________________________________
                           DEFINITIONS
_________________________________________________________________

Accumulation Period - The period between the Effective Date and the Payment Commencement Date.

Annuitant - The person named in the application upon whose life the payment of an annuity is based and who will receive annuity payments. If a Contingent Annuitant is named, then the Annuitant will be considered the Primary Annuitant. While the Annuitant is living and at least 30 days prior to the annuity commencement date, the Owner may, by Request, change the Annuitant.

Annuity Account - An account established by the Company in the name of the Owner that reflects all account activity under this Contract.

Annuity Account Value - The sum of the Variable and Fixed Sub-Accounts credited to the Owner under the Annuity Account; less Transfers, partial withdrawals, amounts applied to an annuity option, periodic withdrawals, charges deducted under the Contract and, less Premium Tax, if any.

Annuity Payment Period - The period beginning on the annuity commencement date and continuing until all annuity payments have been made under the Contract.

Annuity Unit - An accounting measure used to determine the dollar value of any variable annuity payment after the first annuity payment is made.

Automatic Contribution Plan ("ACP") - A plan which allows for automatic periodic Contributions. The Contribution amount will be withdrawn from a designated pre-authorized account and automatically credited to the Annuity Account.

Beneficiary - The person(s) designated by the Owner, in the application, or as subsequently changed by the Owner by Request, to receive any death benefit which may become payable under the terms of the Contract. If the surviving spouse of an Owner is the surviving Joint Owner, the surviving spouse will become the Beneficiary upon such Owner's death and may elect to take the death benefit, if any, or elect to continue the Contract in force.

Company - Great-West Life & Annuity Insurance Company, the issuer of this annuity, located at 8515 East Orchard Road, Englewood, Colorado 80111.

Contingent Annuitant - The person named in the application, unless later changed by the Owner by Request while the Annuitant is alive and before annuity payments have commenced, who becomes the Annuitant when the Primary Annuitant dies. No new Contingent
Annuitant may be designated after the death of the Primary
Annuitant.

Contributions - Purchase amounts received under the Contract and allocated to the Fixed or Variable Sub-Account(s) prior to any Premium Tax or other deductions.

Effective Date - The date on which the first Contribution is credited to the Annuity Account.

Eligible Fund - A registered management investment company, or portfolio thereof, in which the assets of the Series Account may be invested.

Fixed Sub-Accounts - The subdivision(s) of the Owner's Annuity
Account reflecting the value of Contributions made to a fixed interest investment option available under the Contract and any Fixed Sub-Account Riders.

Guarantee Period - One of the periods of time available in the Guarantee Period Fund during which the Company will credit a stated rate of interest. The Company may stop offering any term at any time for new Contributions. Amounts allocated to one or more Guaranteed Periods may be subject to a Market Value Adjustment.

Guarantee Period Fund - A Fixed Sub-Account in which amounts allocated will be credited a stated rate of interest for the applicable Guarantee Period(s).

Guarantee Period Maturity Date - The last day of any Guarantee
Period.

Guaranteed Interest Rate - The minimum interest rate applicable to each Fixed Sub-Account equal to an annual effective rate in effect at the time the Contribution is made and as reflected in written confirmation of the Contribution. This is the minimum rate allowed by law and is subject to change in accordance with changes in applicable law.

Individual Retirement Annuity (IRA) - An annuity contract used in a retirement savings program that is intended to satisfy the requirements of Section 408 of the Internal Revenue Code of 1986, as amended.

Investment Division - A division of the Series Account containing the shares of an Eligible Fund. There is an Investment Division for each Eligible Fund.

Market Value Adjustment - An adjustment which may be made to amounts paid out before the Guarantee Period Maturity Date due to surrenders, partial withdrawals, Transfers, amounts applied to the periodic withdrawal option or to purchase an annuity, and distributions resulting from death of the Owner or Annuitant, as applicable. The Market Value Adjustment may increase or decrease the amount payable on one of the above-described distributions. A negative adjustment may result in an effective interest rate lower than the applicable Guaranteed Interest Rate and the value of the Contribution(s) allocated to the Guarantee Period being less than the Contribution(s) made. The Market Value Adjustment is detailed on page 15.

Non-Qualified Annuity Contract - An annuity contract which is not intended to be part of a qualified retirement plan and is not intended to satisfy the requirements of Section 408 of the Internal Revenue Code of 1986, as amended.

Owner (Joint Owner) or You - The person(s), while the Annuitant is living, named in the Contract Data Page who is entitled to exercise all rights and privileges under the Contract. Joint Owners must be husband and wife as of the date the Contract is issued. The Annuitant will be the Owner unless otherwise indicated in the application. If a Contract is purchased as an IRA, the Owner and the Annuitant must be the same individual and no Joint Owner may be named. Any reference to Owner in the singular tense shall include the plural, and vice versa, as applicable.

Payment Commencement Date - The date on which annuity payments or periodic withdrawals commence under a payment option. The Payment Commencement Date must be at least one year after the Effective Date of the Contract. If a Payment Commencement Date is not shown on the Contract Data Page, annuity payments will commence on the first day of the month of the Annuitant's 91st birthday. The Payment Commencement Date may be changed by the Owner within 60 days prior to commencement of annuity payments or it may be changed by the Beneficiary upon the death of the Owner. If this is an IRA, payments which satisfy the minimum distribution requirements of the Internal Revenue Code of 1986, as amended, must begin no later than the Owner's attainment of age 701/2.

Premium Tax - The amount of tax, if any, charged by a state or other governmental authority.

Request - Any written, telephoned, or computerized instruction in a form satisfactory to the Company and received at the Schwab Annuity Service Center (or other annuity service center subsequently named) from the Owner or the Owner's designee (as specified in a form acceptable to the Company) or the Beneficiary (as applicable) as required by any provision of the Contract or as required by the Company. All Requests are subject to any action taken or payment made by the Company before it was processed.

Schwab Annuity Service Center -  P.O. Box 7785, San Francisco,
California 94120-9420, telephone 800-838-0650.

Series Account - The segregated account established by the Company under Colorado law and registered as an unit investment trust under the Investment Company Act of 1940, as amended.

Simplified Employee Pension - An individual retirement annuity
(IRA) which may accept contributions from one or more employers under a retirement savings program intended to satisfy the requirements of Section 408(k) of the Internal Revenue Code of 1986, as amended.

Surrender Value - The Annuity Account Value with a Market Value
Adjustment, if applicable, on the effective date of the surrender, less Premium Tax, if any.

Transaction Date - The date on which any Contribution or Request from the Owner will be processed by the Company at the Schwab Annuity Service Center. Contributions and Requests received after 4:00 p.m. EST/EDT will be deemed to have been received on the next business day. Requests will be processed and the Variable Account Value will be determined on each day that the New York Stock Exchange is open for trading.

Transfer - The moving of money from among the Investment
Division(s) and the Guaranteed Period Fund.

Variable Account Value - The sum of the values of the Variable Sub-Accounts credited to the Owner under the Annuity Account.

Variable Sub-Accounts - The sub-division(s) of the Owner's Annuity Account containing the value credited to the Owner under the Annuity Account from an Investment Division.

We, our, us, or GWL&A:  Great-West Life & Annuity Insurance
Company.

                   KEY FEATURES OF THE ANNUITY

The Contract currently allows you to invest in your choice of nineteen different Investment Divisions offered by eleven different mutual fund investment advisers. You can also invest in the Guarantee Period Fund. Your Annuity Account Value allocated to an Investment Division will vary with the investment performance of the Investment Division you select. You bear the entire investment risk for all amounts invested in the Investment Division(s). Your Annuity Account Value could be less than the total amount of your Contributions.

Who should invest. The Contract is designed for investors who are seeking long-term tax deferred asset accumulation with a wide range of investment options. The Contract can be used for retirement or other long-term investment purposes. The deferral of income taxes is particularly attractive to investors in high federal and state tax brackets who have already fully taken advantage of their ability to make IRA contributions or "pre-tax" contributions to their employer sponsored retirement or savings plans.

A Wide Range of Variable Investment Choices. The Contract gives you an opportunity to select among nineteen different Investment Divisions. Each Investment Division invests in shares of an Eligible Fund. The Eligible Funds cover a wide range of investment objectives as follows:

Investment Objective                         Eligible Funds
Aggressive Growth                       Janus Aspen Aggressive
Growth Portfolio
                                   SteinRoe Capital Appreciation
Fund
                                   Strong Discovery Fund II
                                   Alger American Small
Capitalization Portfolio

Growth                                  Janus Aspen Growth
Portfolio
                                   Alger American Growth Fund
                                   TCI Growth
                                   Montgomery Growth Fund

Growth & Income                         Federated Equity Growth and
Income Fund
                                   INVESCO VIF-Industrial Income
Portfolio

Balanced/Asset Allocation                    INVESCO VIF-Total
Return Portfolio

Gold/Natural Resources                  Van Eck Gold and Natural
Resources Fund

International                           Lexington Emerging Markets
Fund
                                   TCI International
                                   Janus Aspen Worldwide Growth
Portfolio
                                   Montgomery International Small
Cap Fund

High Yield Bond                         INVESCO VIF-High Yield
Portfolio

Government Bond                         Federated U.S. Government
Bond Fund

Money Market                            Schwab Money Market
Portfolio

The distinct investment objectives and policies for each Eligible Fund are more fully described in their individual fund prospectuses which are available from the Schwab Annuity Service Center, P.O. Box 7785, San Francisco, California 94120-9420, or via telephone at 1-800-838-0650.

The Guarantee Period Fund. The Contract also gives you an opportunity to allocate your Contributions and to transfer your Annuity Account Value to the Guarantee Period Fund. This Fixed Sub-Account option is comprised of Guarantee Periods, each of which has its own stated rate of interest and its own maturity date. The stated rate of interest for the Guarantee Period will depend on the date the Guarantee Period is established and the duration of the Guarantee Period you select from among those available. The rates declared are subject to a minimum (Guaranteed Interest Rate), but the Company may declare higher rates (the stated rate of interest). The Guaranteed Interest Rate will be disclosed in the written confirmation. The stated rate of interest will not be less than the Guaranteed Interest Rate and will also be disclosed in the written confirmation. Amounts withdrawn or transferred from a Guarantee Period prior to the Guarantee Period Maturity Date may be subject to a Market Value Adjustment. (See "Market Value Adjustment," page 15.)

How to Invest. You must complete a Contract application form in order to invest in the Contract and you must either have sufficient funds available in your Schwab account or pay by check. The minimum initial investment is $5,000 (or $2,000 if in an IRA). Subsequent investments must be at least $500. The minimum initial investment may be reduced to $1,000 should the Owner agree to make additional $100 per month minimum recurring deposits through an ACP.

Free Look Period. The Contract provides for a Free Look Period which allows you to cancel your investment generally within 10 days of your receipt of the Contract. You can cancel the Contract during the Free Look Period by delivering or mailing the Contract to the Schwab Annuity Service Center. The cancellation is not effective unless we receive the notice before the end of the Free Look Period. If the Contract is returned, the Contract will be void from the start and the Annuity Account Value will be refunded. These procedures may vary where required by state law. (See "Application and Contributions," page 16.)

Allocation of the Initial Investment. Any initial Contribution allocated to an Investment Division (other than certain 1035 exchanges (see "Application and Contributions," page 16) will be allocated to the Schwab Money Market Portfolio until the next Transaction Date following the end of the Free Look Period plus five calendar days. At that time, the Variable Account Value will be allocated to the Investment Divisions in accordance with your instructions. (See "Annuity Account Value," page 17.) Your initial investment in the Guarantee Period Fund will be immediately allocated to the Guarantee Period(s) specified in the application.

Charges and Deductions Under the Contract. The Contract is a "no load" variable annuity and, as such, imposes no sales charges, redemption or withdrawal charges.

There is a Mortality and Expense Risk Charge at an effective annual rate of 0.85% of the value of the net assets in the Variable Account. A Contract Maintenance Charge of $25 will be deducted from your Annuity Account Value. There will be a transfer fee of $10 for each Transfer in excess of ten Transfers per calendar year. (See "Charges and Deductions," page 25.)

Depending on your state of residence, we may deduct a charge for Premium Tax from purchase payments or amounts withdrawn or at the Payment Commencement Date. (See "Charges and Deductions," page
25.)

The Market Value Adjustment may increase or decrease the value of a Guarantee Period if the Guarantee Period is broken prior to the Guarantee Period Maturity Date. A negative adjustment may result in an effective interest rate lower than the stated rate of interest for the Guarantee Period and the Guaranteed Interest Rate and the value of the Guarantee Period being less than Contribution(s). (See "Market Value Adjustment," page 15).

Switching Investments. You may switch Contributions among the Investment Divisions or Guarantee Period Fund as often as you like with no immediate tax consequences. You may make a Transfer Request to the Schwab Annuity Service Center. A transfer fee may apply. (See "Charges and Deductions," page 25.) Amounts Transferred out of a Guarantee Period prior to the Guarantee Period Maturity Date may be subject to a Market Value Adjustment. (See "Market Value Adjustment," page 15.)

Full and Partial Withdrawals. You may withdraw all or part of your Annuity Account Value before the earlier of the annuity commencement date you selected or the Annuitant's or Owner's death. Withdrawals may be taxable and if made prior to age 59 1/2 may be subject to a 10% penalty tax. Withdrawals of amounts allocated to a Guarantee Period prior to the Guarantee Period Maturity Date may be subject to Market Value Adjustment. (See "Market Value Adjustment," page 15.) The minimum partial withdrawal prior to the Market Value Adjustment is $500. There is no limit on the number of withdrawals made. The Company may delay payment of withdrawals from your Variable Sub-Accounts by up to 7 days and may delay withdrawals from the Guarantee Period Fund by up to 6 months. (See "Cash Withdrawals," page 21.)

Annuity Options. Beginning on the first day of the month immediately following the annuity commencement date you select, you may receive annuity payments on a fixed or variable basis. (The default date is the first day of the month that the Annuitant
attains age 91.)   A wide range of annuity options are available to
provide flexibility in choosing an annuity payment schedule that meets your particular needs. These annuity options include alternatives designed to provide payments for life (for either a single or joint life), with or without a guaranteed minimum number of payments. (See "Payment Options," page 27.)

Death Benefit. The amount of the death benefit, if payable before annuity payments commence, will be the greater of (a) the Annuity Account Value with a Market Value Adjustment, if applicable, as of the date a Request for payment is received, less Premium Tax, if any; or (b) the sum of Contributions paid, less partial withdrawals and Periodic Withdrawals, less charges deducted under the Contract, if any, less Premium Tax, if any. (See "Death Benefit," page 22.)

Customer Service. Schwab's professional representatives are available toll-free to assist you. If you have any questions about your Contract, please telephone the Schwab Annuity Service Center (800-838-0650) or write to the Schwab Annuity Service Center at P.O. Box 7785, San Francisco, California 94120-9420. All inquiries should include the Contract number and the Owner's name. As a Contract Owner you will receive periodic statements confirming any transactions relating to your Contract, as well as a quarterly statement and an annual report.

                   VARIABLE ANNUITY FEE TABLE

     The purpose of this table and the examples that follow is to assist you in understanding the various costs and expenses that you will bear directly or indirectly when investing in the Contract. The table and examples reflect expenses related to the Investment Divisions as well as of the Eligible Funds. The table assumes that the entire Annuity Account Value is allocated to one or more Investment Division. The information set forth should be considered together with the narrative provided under the heading "Charges and Deductions," page 25 of this Prospectus, and with the Funds' prospectuses. In addition to the expenses listed below, Premium Tax may be applicable.


Contract Owner Transaction Expenses

          Sales Load                                        None
          Surrender Fee                                     None
          Transfer Fee (First 10 Per Year)                  None
          Contract Maintenance Charge                       $25.00

Investment Division Annual Expenses1
(as a percentage of average Variable
Account assets)

          Mortality and Expense Risk Charge                 0.85%
          Administrative Expense Charge                     0.00%
          Other Fees and Expenses
            of the Variable Account                         0.00%
          Total Investment Division
             Annual Expenses                                0.85%

                Eligible Fund Annual Expenses (1)
  (as a percentage of Eligible Fund net assets, after expenses reimbursements)
                                                  Total
                         Management     Other     Eligible Fund
                         Fees           Expenses  Expenses
     Portfolio
     Alger American Growth Portfolio
     Alger American Small
       Capitalization Portfolio
     Federated Equity Growth and Income Fund
     Federated U.S. Government Bond Fund
     INVESCO VIF-High Yield Portfolio
     INVESCO VIF-Industrial Income Portfolio
     INVESCO VIF-Total Return Portfolio
     Janus Aspen Aggressive
        Growth Fund Portfolio
     Janus Aspen Growth Portfolio
     Janus Aspen Worldwide
       Growth Fund Portfolio
     Lexington Emerging Markets Fund
     Montgomery Growth Fund
     Montgomery International
       Small-Cap Fund
     Schwab Money Market Portfolio
     SteinRoe Capital Appreciation Fund
     Strong Discovery Fund II
     TCI Growth
     TCI International
     Van Eck Gold and Natural Resources Fund
_________________________________

(1) The figures given above reflect the amounts actually deducted from the Eligible Funds during ----. From time to time, an Eligible Fund's investment adviser, in its sole discretion, may waive all or part of its fees and/or voluntarily assume certain expenses. For a more complete description of the Eligible Funds' fees and expenses, see the Eligible Funds' prospectuses. As of the date of this Prospectus, certain fees are being waived or expenses are being assumed, in each case on a voluntary basis. Without such waivers or reimbursements, the total Eligible Fund annual expenses that would have been incurred for the last completed fiscal year would be: -----% for Federated Equity Growth & Income Fund; -----% for Federated U.S. Government Bond Fund; -----% for INVESCO VIF-High Yield Portfolio; -----% for INVESCO VIF-industrial Income Portfolio; -----% for INVESCO VIF-Total Return Portfolio; -----% for Janus Aspen Aggressive Growth; -----% for Janus Aspen Growth Portfolio; -----% for Janus Aspen Worldwide Growth; -----% for Lexington Emerging Markets Fund; and -----% for Schwab Money Market Portfolio. See the Eligible Funds' prospectuses for a discussion of fee waiver and expense reimbursements.
                           Examples(1


If you retain, annuitize, or surrender the Contract at the end of the applicable time period, you would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return on assets:


Investment Divisions                     1 Year 3 Years
Alger American Growth Portfolio
Alger American Small
  Capitalization Portfolio
Federated Equity Growth and Income Fund
Federated U.S. Government Bond Fund
INVESCO VIF-High Yield Portfolio
INVESCO VIF-Industrial Income Portfolio
INVESCO VIF-Total Return Portfolio
Janus Aspen Aggressive
   Growth Fund Portfolio
Janus Aspen Growth Portfolio
Janus Aspen Worldwide
  Growth Fund Portfolio
Lexington Emerging Markets Fund
Montgomery Growth Fund
Montgomery International
  Small-Cap Fund
Schwab Money Market Portfolio
SteinRoe Capital Appreciation Fund
Strong Discovery Fund II
TCI Growth
TCI International
Van Eck Gold and Natural Resources Fund


THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES PAID MAY BE GREATER OR LESS THAN THOSE SHOWN, SUBJECT TO THE GUARANTEES IN THE CONTRACT.

These examples assume that no premium taxes have been assessed
(although premium taxes may be
applicable - see "Premium Tax," page 26).

(1) The Eligible Fund Annual Expenses and these examples are based on data provided by the Eligible Funds. The Company has no reason to doubt the accuracy or completeness of that data, but the Company has not verified the Eligible Funds' figures. In preparing the Eligible Fund Expense table and the Examples above, the Company has relied on the figures provided by the Eligible Funds.

_________________________________________________________________
          GREAT-WEST LIFE  & ANNUITY INSURANCE COMPANY
                    AND THE VARIABLE ACCOUNT
_________________________________________________________________

Great-West Life & Annuity Insurance Company  ("GWL&A")

     The Company is a stock life insurance company originally organized under the laws of the state of Kansas as the National Interment Association. Its name was changed to Ranger National Life Insurance Company in 1963 and to Insuramerica Corporation prior to changing to its current name in 1982. In September of 1990, GWL&A redomesticated and is now organized under the laws of the state of Colorado.

     GWL&A is authorized to engage in the sale of life insurance, accident and health insurance and annuities. It is qualified to do business in the District of Columbia, Puerto Rico and 49 states in the United States.

     GWL&A is a wholly-owned subsidiary of The Great-West Life Assurance Company. The Great-West Life Assurance Company is a subsidiary of Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is in turn a subsidiary of Power Financial Corporation of Canada, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation of Canada. Mr. Paul Desmarais, through a group of private holding companies, which he controls has voting control of Power Corporation of Canada.

The Series Account

     The Variable Annuity-1 Series Account ("Series Account") was established by the Company as a separate account under the laws of the State of Colorado on July 24, 1995. The Series Account is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940, as amended ("1940 Act"), as a unit investment trust. The Series Account meets the definition of a separate account under the federal securities laws. However, such registration does not involve supervision of the management of the Series Account or the Company by the Commission.

     The Company does not guarantee the investment performance of the Series Account. The portion of the Annuity Account Value attributable to the Series Account and the amount of variable annuity payments depend on the investment performance of the Eligible Funds. Thus, the Contract Owner bears the full investment risk for all Contributions allocated to the Series Account.

     The Series Account is administered and accounted for as part of the general business of the Company; but the income, capital gains, or capital losses of each Investment Division are credited to or charged against the assets held in that Investment Division in accordance with the terms of the Contract, without regard to other income, capital gains or capital losses of any other Investment Division or arising out of any other business the Company may conduct. Under Colorado law, the assets of the Series Account are not chargeable with liabilities arising out of any other business the Company may conduct. Nevertheless, all obligations arising under the Contracts are generally corporate obligations of the Company.

     The Series Account currently has nineteen Investment Divisions available for allocation of Contributions. If, in the future, the Company determines that marketing needs and investment conditions warrant, it may establish additional Investment Divisions which will be made available to Owners to the extent and on a basis to be determined by the Company, (See "Addition, Deletion, or Substitution," page 12). Each Investment Division invests in shares of an Eligible Fund, each having a specific investment objective.

_________________________________________________________________

                       THE ELIGIBLE FUNDS
_________________________________________________________________

     The Eligible Funds described below are offered exclusively for use as funding vehicles for insurance products and, consequently, are not publicly available mutual funds. Each Eligible Fund has separate investment objectives and policies.
As a result, each Eligible Fund operates as a separate investment portfolio and the investment performance of one Eligible Fund has no effect on the investment performance of any other Eligible Fund. See the Eligible Funds' prospectuses for more information.

The Alger American Fund

     Alger American Small Capitalization Portfolio: Seeks long-term capital appreciation by investing at least 65% of its total assets, except during temporary defensive periods, in equity securities of companies that, at the time of purchase, have total market capitalization within the range of companies included in the Russell 2000 Growth Index, updated quarterly. The Russell 2000 Growth Index is designed to track the performance of small capitalization companies with market capitalizations which range from $
     million to $    billion.  The Portfolio may invest up to 35%
     of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside the range of companies included in the Russell 2000 Growth Index and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

     Alger American Growth Portfolio: Seeks long-term capital appreciation by investment of at least 65% of its assets, except during temporary defensive periods, in equity securities of companies that, at the time of purchase of the securities, have total market capitalization of $1 billion or greater. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization of less than $1 billion and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

Federated Investors Insurance Management Series

     Federated Equity Growth and Income Portfolio: Seeks to achieve long-term growth of capital as a primary objective and seeks to provide income as a secondary objective through investment of at least 65 % of its total assets (under normal circumstances) in common stocks of "blue chip" companies.

     Federated U.S. Government Bond Portfolio: Seeks to provide current income through investment of at least 65% of its total assets in securities which are primary or direct obligations of the U.S. government or its agencies or instrumentalities or which are guaranteed as to principal and interest by the U.S. government, its agencies, or instrumentalities and in certain collateralized mortgage obligations, and repurchase agreements.

INVESCO Variable Investment Funds, Inc.

     INVESCO VIF-Industrial Income Portfolio: Seeks the best possible current income while following sound investment practices. Capital growth potential is an additional, but secondary, consideration in the selection of portfolio securities. The Industrial Income Portfolio seeks to achieve its investment objective by investing in securities which will provide a relatively high yield and stable return and which, over a period of years, also may provide capital appreciation.

     INVESCO VIF-Total Return Portfolio: Seeks a high total return on investment through capital appreciation and current income. The Total Return Portfolio seeks to achieve its investment objective by investing in a combination of equity securities (consisting of common stocks and, to a lesser degree, securities convertible into common stock) and fixed income securities.

     INVESCO VIF-High Yield Portfolio: Seeks a high level of current income by investing substantially all of its assets in lower rated bonds and other debt securities and in preferred stock. These bonds and other securities are sometimes referred to as "junk bonds." The High Yield Portfolio pursues its investment objective through investment in a variety of long-term, intermediate-term, and short-term bonds. Potential capital appreciation is a factor in the selection of investments, but is secondary to the Portfolio's primary objective.

Janus Aspen Series

     Janus Aspen Aggressive Growth Portfolio: Seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio normally invests at least 50% of its equity assets in securities issued by medium-sized companies. Medium-sized companies are those whose market capitalizations fall within the range of companies in the S&P MidCap 400 Index (the "MidCap Index"). Companies whose capitalization falls outside this range after the Portfolio's initial purchase continue to be considered medium-sized companies for the purpose of this policy. As of December 29, 1995, the MidCap Index included companies with capitalizations between approximately $118 million to $7.5 billion. The range of the MidCap Index is expected to change on a regular basis. Subject to the above policy, the Portfolio may also invest in smaller or larger issuers.

     Janus Aspen Growth Portfolio: Seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its objective by investing in common stocks of companies of any size. This Portfolio generally invests in larger, more established issuers.

     Janus Aspen Worldwide Growth Portfolio: Seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The Portfolio has the flexibility to invest on a worldwide basis in companies and organizations of any size, regardless of country of organization or place of principal business activity. The Portfolio normally invests in issuers from at least five different countries, including the United States; however, it may at times invest in fewer than five countries or even a single country.

Lexington Emerging Markets Fund, Inc.

     Lexington Emerging Markets Fund: Seeks long term growth of capital primarily through investment in equity securities of companies domiciled in, or doing business in emerging countries and emerging markets. For purposes of its investment objective, the Fund considers emerging country equity securities to be any country whose economy and market the World Bank or United Nations considers to be emerging or developing. The Fund may also invest in equity securities and equivalents traded in any market of companies that derive 50% or more of their total revenue from either goods or services produced in such emerging countries or markets or sales made in such countries.

Montgomery Variable Series

     Montgomery Growth Fund: Seeks capital appreciation by investing at least 65% of its total assets (under normal conditions) in the equity securities of domestic corporations. In addition to capital appreciation, this Fund emphasizes value. While the Fund emphasizes investments in common stock, it also invests in other types of equity securities (including options on equity securities, warrants and futures contracts on equity securities). The Fund may invest up to 35% of its total assets in debt securities rated within the three highest grades of S&P, Moody's or Fitch, or unrated debt securities deemed to be of comparable quality by its portfolio manager using guidelines approved by the Board of Trustees.

     Montgomery International Small Cap Fund: Seeks capital appreciation by investing at least 65% of its total assets (under normal conditions) in equity securities of companies outside the United States having total market capitalizations of less than $1 billion, sound fundamental values and potential for long-term growth at a reasonable price. The Fund generally invests the remaining 35% of its total assets in a similar manner but may invest those assets in companies having market capitalizations of $1 billion or more, or in debt securities, including up to 5% of its total assets in debt securities rated below investment grade.

Schwab Annuity Portfolios

     Schwab Money Market Portfolio: Seeks maximum current income consistent with liquidity and stability of capital. It seeks to achieve its objective by investing in short-term money market instruments. This Portfolio is neither insured nor guaranteed by the United States Government and there can be no assurance that it will be able to maintain a stable net asset value of $1.00 per share.

SteinRoe Variable Investment Trust

     SteinRoe Capital Appreciation Fund: Seeks capital growth by investing primarily in common stocks, convertible securities, and other securities selected for prospective capital growth.

Strong Discovery Fund II, Inc.

     Strong Discovery Fund II: Seeks capital growth by investing in a diversified portfolio of securities that the Fund's investment adviser believes represent attractive growth opportunities. The Fund normally emphasizes equity investments, although it has the flexibility to invest in any security the Fund's investment adviser believes has the potential for capital appreciation.

TCI Portfolios, Inc.

     TCI Growth: Seeks capital growth by investing in common stocks (including securities convertible into common stocks and other equity equivalents) and other securities that meet certain fundamental and technical standards of selection and have, in the opinion of the investment manager, better-than-average potential for appreciation. The Portfolio's investment manager intends to stay fully invested in such securities, regardless of the movement of stock prices generally.

     TCI International: Seeks capital growth by investing primarily in an internationally diversified portfolio of securities of foreign companies that meet certain fundamental and technical standards of selection and have, in the opinion of the investment manager, potential for capital appreciation. The Portfolio will invest primarily in common stocks (defined to include depository receipts for common stock and other equity equivalents) of such companies. Investment in securities for foreign issues typically involves a greater degree of risk than an investment in domestic securities.

Van Eck Worldwide Insurance Trust

     Van Eck Gold and Natural Resources Fund: Seeks long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources, such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an investment objective.

     The two Alger American Funds are advised by Alger Management of New York, New York. The two Federated Investors Insurance Management Services Portfolios are advised by Federated Advisers of Pittsburgh, Pennsylvania. The three INVESCO Variable Investment Funds, Inc., Portfolios are advised by INVESCO Funds Group, Inc., of Denver, Colorado. The three Janus Aspen Series Portfolios are advised by Janus Capital Corporation of Denver, Colorado. The Lexington Emerging Markets Fund is advised by Lexington Management Corporation of Saddle Brook, New Jersey.
The two Montgomery Variable Series Funds are advised by Montgomery Asset Management, L.P. of San Francisco, California. The Schwab Money Market Portfolio is advised by Charles Schwab Investment Management, Inc., of San Francisco, California. The SteinRoe Capital Appreciation Fund is advised by Stein Roe & Farnham Incorporated of Chicago, Illinois. Strong Discovery Fund II is advised by Strong/Corneliuson Capital Management, Inc. of Milwaukee, Wisconsin. The two TCI Portfolios, Inc., are advised by Investors Research Corporation of Kansas City, Missouri, advisers to the Twentieth Century family of mutual funds. The Van Eck Gold and Natural Resources Fund is advised by Van Eck Associates Corporation of New York, New York.

                               ***

     Meeting investment objectives depends on various factors, including, but not limited to, how well the Eligible Fund managers anticipate changing economic and market conditions. THERE IS NO ASSURANCE THAT ANY OF THESE ELIGIBLE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

     The Contracts are not deposits of, or guaranteed or endorsed by, any bank, nor is the Contract federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. The Contracts involve certain investment risks, including possible loss of principal.

     Each Eligible Fund is registered with the Commission as an open-end management investment company or portfolio thereof. The
Commission does not supervise the management or the investment practices and policies of any of the Eligible Funds.

     Since some of the Eligible Funds are available to registered separate accounts of other insurance companies offering variable annuity and variable life products, there is a possibility that a material conflict may arise between the interests of the Series Account and one or more other separate accounts investing in the Eligible Funds. In the event of a material conflict, the affected insurance companies are required to take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the Eligible Funds. See the Eligible Funds' prospectuses for more details.

     Additional information concerning the investment objectives and policies of all of the Eligible Funds and the investment advisory services and administrative services and charges can be found in the current prospectuses for the Eligible Funds, which can be obtained by calling the Schwab Annuity Service Center at 800-838-0650, or by writing to Schwab Annuity Service Center, P.O. Box 7785, San Francisco, California 94120-9420. The Eligible Funds' prospectuses should be read carefully before any decision is made concerning the allocation of Contributions to, or Transfers among, the Investment Divisions.

Addition, Deletion, or Substitution

     The Company does not control the Eligible Funds and cannot guarantee that any of the Eligible Funds will always be available for allocation of Contributions or Transfers. The Company retains the right to make changes in the Series Account and in its investments. Currently, Schwab must approve certain changes.

     GWL&A and Schwab reserve the right to eliminate the shares of any Eligible Fund held by an Investment Division and to substitute shares of another Eligible Fund or of another investment company, for the shares of any Eligible Fund, if the shares of the Eligible Fund are no longer available for investment or if, in our judgment, investment in any Eligible Fund would be inappropriate in view of the purposes of the Series Account. To the extent required by the 1940 Act, a substitution of shares attributable to the Owner's interest in an Investment Division will not be made without prior notice to the Owners and the prior approval of the Commission. Nothing contained herein shall prevent the Series Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable policies on the basis of Requests made by you.

     New Investment Divisions may be established when, in our discretion, marketing, tax, investment or other conditions so warrant. Any new Investment Divisions will be made available to Owners on a basis to be determined by us. Each additional Investment Division will purchase shares in a Eligible Fund or in another mutual fund or investment vehicle. We may also eliminate one or more Investment Divisions if, in our sole discretion, marketing, tax, investment or other conditions so warrant. In the event any Investment Division is eliminated, we will notify the Owners and request a re-allocation of the amounts invested in the eliminated Investment Division.

     In the event of any such substitution or change, we may make such changes to your Contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Series Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under such Act in the event such registration is no longer required, or may be combined with one or more other separate accounts. Such changes will be made in compliance with applicable law.

_________________________________________________________________
                    THE GUARANTEE PERIOD FUND
_________________________________________________________________

Guarantee Period Fund

     Amounts allocated to the Guarantee Period Fund under the Contract will be deposited to, and accounted for, in a non-unitized separate account established by the Company under
Section 10-7-401, et. seq. of the Colorado Insurance Code and, accordingly, are not part of the Series Account. A non-unitized separate account is a separate account in which the Owner does not participate in the performance of the assets through unit values. Therefore, Owners allocating Contributions do not receive a unit ownership of assets accounted for in this separate account. The assets accrue solely to the benefit of the Company and any gain or loss in the separate account is borne entirely by the Company. For amounts allocated to the Guarantee Period Fund, Owners will receive the Contract guarantees made by the Company.

     Contributions allocated to or amounts transferred to the Guarantee Period Fund will establish a new Guarantee Period of a duration selected by the Owner from those currently being offered by the Company. Every Guarantee Period offered by the Company will have a duration of at least one year. Contributions allocated to the Guarantee Period Fund will be credited on the Transaction Date.

     Each Guarantee Period will have its own stated rate of interest and Guarantee Period Maturity Date. The stated rate of interest applicable to a Guarantee Period will depend on the date the Guarantee Period is established and the duration chosen by the Owner.

     As of the date of this Prospectus, Guarantee Periods with annual durations of 1 to 10 years are offered. The Guarantee
Periods may be changed in the future; however, any such modification will not have an impact on any Guarantee Period then in effect.

     The value of amounts in each Guarantee Period is the Owner's Contributions, less Premium Tax, if any, in that Guarantee Period, plus interest earned, less amounts distributed, withdrawn (in whole or in part), Transferred or applied to an annuity option, periodic withdrawals, and charges deducted under the Contract. If a Guarantee Period is broken, a Market Value Adjustment may be assessed. Any such amount withdrawn or Transferred from a Guarantee Period will be paid in accordance with the MVA formula (See "Market Value Adjustment," page 15.)

Investments

     The Company intends to invest in assets which, in the aggregate, have characteristics, especially cash flow patterns, reasonably related to the characteristics of its liabilities. Various techniques will be used to achieve the objective of close aggregate matching of assets and liabilities. The Company will primarily invest in investment-grade fixed income securities including:

          Securities issued by the U.S. Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. Government.

          Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investment Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AA, AA, A or BBB) or any other nationally recognized rating service.

          Other debt instruments, including, but not limited to, issues of banks or bank holding companies and of corporations, which obligations, although not rated by Moody's, Standard & Poor's, or other nationally recognized rating firms, are deemed by the Company's management to have an investment quality comparable to securities which may be purchased as stated above.

          Commercial paper, cash or cash equivalents, and other short-term investments having a maturity of less than one year which are considered by the Company's management to have investment quality comparable to securities which may be purchased as stated above.

     In addition, the Company may invest in futures and options. Financial futures and related options thereon and options on securities are purchased solely for non-speculative hedging purposes. The Company may sell a futures contract or purchase a put option on futures or securities to protect the value of securities held in or to be sold for the general account or the non-unitized separate account in the event the securities prices are anticipated to decline. Similarly, if securities prices are expected to rise, the Company may purchase a futures contract or a call option thereon against anticipated positive cash flow or may purchase options on securities.

     WHILE THE FOREGOING GENERALLY DESCRIBES THE INVESTMENT STRATEGY FOR THE GUARANTEE PERIOD FUND, THE COMPANY IS NOT OBLIGATED TO INVEST THE ASSETS ATTRIBUTABLE TO THE GUARANTEE PERIOD FUND ACCORDING TO ANY PARTICULAR STRATEGY, EXCEPT AS MAY BE REQUIRED BY COLORADO AND OTHER STATE INSURANCE LAWS, NOR WILL THE STATED RATE OF INTEREST THAT THE COMPANY ESTABLISHES NECESSARILY RELATE TO THE PERFORMANCE OF THE NON-UNITIZED SEPARATE ACCOUNT.

Subsequent Guarantee Periods

     Prior to the date annuity payments commence, you may invest the value of amounts held in a maturing Guarantee Period in any Guarantee Period that we offer at that time. On the quarterly statement issued prior to the end of any Guarantee Period, we will notify you of the upcoming maturity of a Guarantee Period. THE GUARANTEE PERIOD AVAILABLE FOR NEW CONTRIBUTIONS MAY BE CHANGED AT ANY TIME, INCLUDING BETWEEN THE DATE OF NOTIFICATION OF A MATURING GUARANTEE PERIOD AND THE DATE A SUBSEQUENT GUARANTEE PERIOD BEGINS. Information regarding the current Guarantee Periods then available and their stated rate of interest may be obtained by calling the Schwab Annuity Service Center at:

                         1-800-838-0650.

     If the Company receives no direction from the Contract Owner by the Guarantee Period Maturity Date, the Company will automatically allocate the amount from the maturing Guarantee Period to a Guarantee Period equal in duration to the one just ended. If at that time, the duration previously chosen is no longer available, the amount will be allocated to the next shortest available Guarantee Period duration. Similarly, if no allocation instructions have been received, but the Guarantee Period equalling the one then ending is no longer available, the amounts will be allocated to the next shortest available Guarantee Period. If none of the above is available, the value of matured Guarantee Periods will be allocated to the Schwab Money Market Investment Division. In any event, a Guarantee Period will not renew for a term equal in duration to the one just ended if the Guarantee Period will mature after the Payment Commencement Date. No Guarantee Period may mature later than six months after a Payment Commencement Date. For example, if a 3-year Guarantee Period matures and the Payment Commencement Date begins 1 3/4 years from the Guarantee Period Maturity Date, the matured value will be transferred to a 2-year Guarantee Period.


Breaking A Guarantee Period

     Any Transfer, withdrawal or the selection of an annuity option prior to the Guarantee Period Maturity Date will be known as breaking a Guarantee Period. When a Request to break a Guarantee Period is received, the Guarantee Period that is closest to the Guarantee Period Maturity Date will be broken first. If a Guarantee Period is broken, a Market Value Adjustment may be assessed. The Market Value Adjustment may increase or decrease the value of the Guarantee Period Transferred or withdrawn. The Market Value Adjustment may reduce the value of amounts held in a Guarantee Period below the amount of your Contribution(s) allocated to that Guarantee Period. (See Market Value Adjustment below.)

Interest Rates

     Declared rates are effective annual rates of interest. The rate is guaranteed throughout the Guarantee Period. FOR GUARANTEE PERIODS NOT YET IN EFFECT, GWL&A MAY DECLARE INTEREST RATES DIFFERENT THAN THOSE CURRENTLY IN EFFECT. When a subsequent Guarantee Period begins, the rate applied will not be less than the rate then applicable to new Contracts of the same type with the same Guarantee Period.

     The stated rate of interest must be at least equal to the Guaranteed Interest Rate. The Company may declare higher rates. The Guaranteed Interest Rate is based on the applicable state standard non-forfeiture law. Please see Appendix A for the standard non-forfeiture law rate applicable to the state in which the Contract was issued.

     The determination of the stated rate of interest is influenced by, but does not necessarily correspond to, interest rates available on fixed income investments which the Company may acquire using funds deposited into the Guarantee Period Fund. In addition, the Company will consider other items in determining the stated rate of interest including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, and competitive factors.

Market Value Adjustment

     Distributions from the amounts allocated to a Guarantee Period due to a full surrender or partial withdrawal, Transfer, application of amounts to the periodic withdrawal option or to purchase an annuity, or distributions resulting from the death of the Owner or Annuitant prior to a Guarantee Period Maturity Date will be subject to a Market Value Adjustment ("MVA"). An MVA may increase or decrease the amount payable on one of the above described distributions. Amount available for a full surrender, partial withdrawal or Transfer = amount Requested + MVA. The MVA is calculated by multiplying the amount Requested by the Market Value Adjustment Factor ("MVAF").

     The MVA reflects the relationship as of the time of its calculation between (a) the U.S. Treasury Strip ask side yield as published in the Wall Street Journal on the last business day of the week prior to the date the stated rate of interest was established for the Guarantee Period; and (b) the U.S. Treasury Strip ask side yield as published in the Wall Street Journal on the last business day of the week prior to the week the Guarantee Period is broken. There would be a downward adjustment if Treasury rates at surrender exceed Treasury rates when the Guarantee Period was created. There would be an upward adjustment if Treasury rates at the time the Guarantee Period is broken, are lower than when the Guarantee Period was created.
The MVA factor is the same for all Contracts.

1.   The formula used to determine the MVA is:

          MVA = (amount applied) X (MVAF)

          The Market Value Adjustment Factor (MVAF) is:

          MVAF = {[(1 + i)/(1 + j +.10%)] N/12} - 1

     where:

          a) i is the U.S. Treasury Strip ask side yield as published in the Wall Street Journal on the last business day of the week prior to the date the stated rate of interest was established for the Guarantee Period. The term of i is measured in years and equals the term of the Guarantee Period;

          b) j is the U.S. Treasury Strip ask side yield as published in the Wall Street Journal on the last business day of the week prior to the week the Guarantee Period is broken. The term of j equals the remaining term to maturity of the Guarantee Period, rounded up to the higher number of years; and

          c) N is the number of complete months remaining until maturity.

     If i + j differ by less than .10%, the MVA will equal 0.  If
N is less than 6, the MVA will
     equal 0.

2.   The Market Value Adjustment will apply to any Guarantee
Period six or more months prior to the Guarantee Period Maturity
Date in each of the following situations:

          a) Transfer to another Guarantee Period or to an Investment Division offered under this Contract; or

          b) Surrenders, partial withdrawals, annuitization or Periodic Withdrawals; or

          c) A single sum payment upon death of the Owner or Annuitant.

3.   The Market Value Adjustment will not apply to any Guarantee
Period having fewer than six months prior to the Guarantee Period
Maturity Date in each of the following situations:

          a) Transfer to an Investment Division offered under this Contract; or

          b) Surrenders, partial withdrawals, annuitization or Periodic Withdrawals.

          c) A single sum payment upon death of the Owner or Annuitant.


See Appendix B for Illustrations of the MVA.

_________________________________________________________________

                  APPLICATION AND CONTRIBUTIONS
_________________________________________________________________

Contributions

     All Contributions may be paid at the Schwab Annuity Service
Center by a check payable to Great-West Life & Annuity Insurance
Company (the Company) or by transfer to the Company of available funds from your Schwab account.

     The initial Contribution for the Contract must be at least $5,000 (or $2,000 if for an IRA). Subsequent Contributions must be at least $500. This minimum initial investment may be reduced to $1,000, but only if you participate in an Automatic Contribution Plan and contribute at least $100 per month through a recurring deposit. A confirmation will be issued to you upon the acceptance of each Contribution.

     Your Contract will be issued and your Contribution generally will be accepted and credited within two business days after receipt of an acceptable application and receipt of the initial Contribution at the Schwab Annuity Service Center. The Contribution can be paid by check (payable to GWL&A) or by transfer to GWL&A of available funds or amounts from your account with Schwab. Acceptance is subject to there being sufficient information in a form acceptable to us and we reserve the right to reject any application or Contribution.

     The Schwab Annuity Service Center will process your application and Contributions. If your application is complete and your initial Contribution is being transferred from funds available in your Schwab account, then the Contribution will generally be credited within two business days following receipt of the application. If your application is incomplete, the Schwab Annuity Service Center will either complete the application from information Schwab has on file, or contact you for the additional information. No transfer of funds will be made from your Schwab account until your application is complete. The funds will be credited as Contributions to the Contract when they are transferred.

     If your Contribution is by check, and the application is complete, Schwab will use its best efforts to credit the Contribution on the day of receipt, but in all such cases it will be credited to your Contract within two business days of receipt. If your application is incomplete, the Schwab Annuity Service Center will complete the application from information Schwab has on file or contact you by telephone to obtain the required information. If your application remains incomplete for five business days, we will return to you both the check and the application unless you consent to our retaining the initial Contribution and crediting it as soon as the requirements are fulfilled.

     A Contract may be returned within ten days after receipt, or longer where required by law ("Free Look Period"). During the Free Look Period, all contributions will be processed as follows:

     (1) Amounts to be allocated to one or more of the then available Guarantee Periods will be allocated as directed, effective upon the Transaction Date.

     (2) Amounts the Owner has directed to be allocated to one or more of the Investment Divisions will first be allocated to the Schwab Money Market Investment Division until the next Transaction Date following the end of the Free Look Period plus five calendar days. On that date, the Variable Account Value held in the Schwab Money Market Investment Division will be allocated to the Investment Divisions selected by the Owner.

     (3) During the Free Look Period, you may change the allocation percentages among the Investment Divisions and/or your selection of Investment Divisions to which Contributions will be allocated after the Free Look
          Period.

     (4)  If the Contract is returned, the contract will be void
          from the start and the greater of:     (a)
          Contributions received or (b) the Annuity Account Value less surrenders, withdrawals and distributions, will be refunded. Exercising the return privilege requires the return of the Contract to the Company or to the Schwab Annuity Service Center.

     Amounts the Owner has contributed from a 1035 exchange of the Schwab Investment Advantage Annuity Contract will be immediately allocated to the Investment Divisions selected by the Owner. If the Contract is returned, it will be void from the start and the greater of: (a) Contributions received or (b) the Annuity Account Value less surrenders, withdrawals and distributions, will be refunded.

     Additional Contributions may be made at any time prior to the Payment Commencement Date, as long as the Annuitant is living. Additional Contributions must be at least $500 or $100 per month if under an ACP.

     Total Contributions may exceed $1,000,000 with our prior approval.

     The Company reserves the right to modify the limitations set forth in this section.

_________________________________________________________________
                      ANNUITY ACCOUNT VALUE
_________________________________________________________________

     Before the date annuity payments commence, your Annuity
Account Value is the sum of each Variable and Fixed Sub-Account established under your Contract.

     Before the annuity commencement date, the Variable Account Value is the total dollar amount of all Accumulation Units under each of your Variable Sub-Accounts. Initially, the value of each Accumulation Unit was set at $10.00. Each Variable Sub-Account's value prior to the annuity commencement date is equal to: (a) net Contributions allocated to the corresponding Investment Division; plus or minus (b) any increase or decrease in the value of the assets of the Variable Sub-Account due to investment results; less (c) the daily Mortality and Expense Risk Charge; less (d) reductions for the Contract Maintenance Charge deducted on the last business day of each Contract Year; less (e) any applicable Transfer Fees; and less (f) any withdrawals or Transfers from the Variable Sub-Account.

     A Valuation Period is the period between successive Valuation Dates. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. ET) on each Valuation Date and ends at the close of the New York Stock Exchange on the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for regular business. The value of an Investment Division's assets is determined at the end of each Valuation Date. To determine the value of an asset on a day that is not a Valuation Date, the value of that asset as of the end of the previous Valuation Date will be used.

     The Variable Account Value is expected to change from Valuation Period to Valuation Period, reflecting the investment experience of the selected Investment Division(s) as well as the deductions for charges.

     Contributions which you allocate to an Investment Division are used to purchase Variable Accumulation Units in the Investment Division(s) you select. The number of Accumulation Units to be credited will be determined by dividing the portion of each Contribution allocated to the Investment Division by the value of an Accumulation Unit determined at the end of the Valuation Period during which the Contribution was received. In the case of the initial Contribution, Accumulation Units for that payment will be credited to the Variable Account Value (and, except for certain 1035 exchanges), held in the Schwab Money Market Investment Division until the end of the Free Look Period plus five calendar days (see "Application and Contributions," page 16). In the case of any subsequent Contribution, Accumulation Units for that payment will be credited at the end of the Valuation Period during which we receive the Contribution. The value of an Accumulation Unit for each Investment Division for a Valuation Period is established at the end of each Valuation Period and is calculated by multiplying the value of that unit at the end of the prior Valuation Period by the Investment Division's Net Investment Factor for the Valuation Period.

     Unlike a brokerage account, amounts held under a Contract are not covered by the Securities Investor Protection Corporation
("SIPC") .

_________________________________________________________________
                            TRANSFERS
_________________________________________________________________

In General

     Prior to the Payment Commencement Date you may Transfer all or part of your Annuity Account Value among and between the Investment Divisions and the available Guarantee Periods by telephone or by sending a Request to the Schwab Annuity Service Center. The Request must specify the amounts being Transferred, the Investment Division(s) and/or Guarantee Period(s) from which the Transfer is to be made, and the Investment Division(s) and/or Guarantee Period(s) that will receive the Transfer.

     Currently, there is no limit on the number of Transfers you can make among the Investment Divisions during any Contract Year. There is no charge for the first ten Transfers each Contract Year, but there will be a charge of $10 for each additional Transfer in each Contract Year. We reserve the right to limit the number of Transfers you make. All Transfers made on a single Transaction Date will be aggregated to count as only one Transfer toward the ten free Transfers; however, if a one time rebalancing Transfer also occurs on the Transaction Date, it will be counted as a separate and additional Transfer.

     Transfers involving the Guarantee Period Fund (including Transfers to or from the Investment Division(s)) are not limited during any calendar year. These Guarantee Period Fund Transfers are counted against your ten free Transfer as discussed above. The $10 charge will apply to each Transfer made in excess of the first ten Transfers each calendar year.

     A Transfer generally will be effective on the date the Request for Transfer is received by the Schwab Annuity Service Center if received before 4:00 p.m. Eastern Time. Under current law, there will not be any tax liability to you if you make a Transfer.

     Transfers involving the Investment Divisions will result in the purchase and/or cancellation of Accumulation Units having a total value equal to the dollar amount being Transferred to or from a particular Investment Division. The purchase and/or cancellation of such units generally shall be made using the Variable Account Value as of the end of the Valuation Date on which the Transfer is effective.

     When a Transfer is made from amounts in a Guarantee Period before the Guarantee Period Maturity Date, the amount Transferred may be subject to a Market Value Adjustment. (See "Market Value Adjustment," page 15.) A Request for Transfer from amounts in a Guarantee Period made prior to the Guarantee Period Maturity Date for Transfers on the Guarantee Period Maturity Date will not be counted for the purpose of determining any Transfer Fee on Transfers in excess of the ten Transfers per year if these Transfers are to take place on the Guarantee Period Maturity Date.

Possible Restrictions

     We reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges (including telephone Transfers) at any time. For example, restrictions may be necessary to protect Owners from adverse impacts on portfolio management of large and/or numerous Transfers by market timers or others. We have determined that the movement of significant amounts from one Investment Division to another may prevent the underlying Eligible Fund from taking advantage of investment opportunities because the Eligible Fund must maintain a significant cash position in order to handle redemptions. Such movement may also cause a substantial increase in Eligible Fund transaction costs which must be indirectly borne by Owners. Therefore, we reserve the right to require that all Transfer Requests be made by the Owner and not by an Owner's designee and to require that each Transfer Request be made by a separate communication to us. We also reserve the right to request that each Transfer Request be submitted in writing and be manually signed by the Owner; facsimile Transfer Requests may not be allowed. Transfers among the Investment Divisions may also be subject to such terms and conditions as may be imposed by the Eligible Funds.

Dollar Cost Averaging (Automatic Transfers)

     The Owner may Request to automatically Transfer at regular intervals, predetermined amounts from one Investment Division selected from among those being allowed under this option (which may be modified by the Company from time to time) to any of the
other Investment Divisions.   The intervals between Transfers may
be monthly, quarterly, semi-annually or annually. The Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract. If there are insufficient funds in the applicable Variable Sub-Account on the date of Transfer, no Transfer will be made; however, Dollar Cost Averaging will resume once there are sufficient funds in the applicable Variable Sub-Account. Dollar Cost Averaging will terminate automatically upon the annuity commencement date. Amounts transferred through Dollar Cost Averaging are not counted against the ten free Transfers allowed in a calendar year.

     Automatic Transfers must meet the following conditions:

     1. The minimum amount that can be Transferred out of the selected Investment Division is $100 per month.

     2. The Owner must specify dollar amount to be Transferred, designate the Investment Division(s) to which the Transfer will be made and the percent to be allocated to such Investment Division(s), the Accumulation Unit values will be determined on the Transfer Date.

     Dollar Cost Averaging may be used to purchase Accumulation Units of the Investment Divisions over a period of time. The Owner, by Request, may cease Dollar Cost Averaging at any time. Participation in Dollar Cost Averaging does not, however, assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market. The Company reserves the right to modify, suspend or terminate Dollar Cost Averaging at any time.

The Rebalancer Option

     The Owner may Request to automatically Transfer among the Investment Divisions on a periodic basis by electing the Rebalancer Option. This option automatically reallocates the Variable Account Value to maintain a particular allocation among Investment Divisions selected by the Owner. The amount allocated to each Investment Division will increase or decrease at different rates depending on the investment experience of the Investment Division.

     The Owner may Request that the rebalancing occur one time only, in which case the Transfer will take place on the Transaction Date of the Request. This Transfer will count as one
Transfer towards the ten free Transfers allowed in a calendar year. (See "Transfer Fee," page 26.)

     Rebalancing may also be set up on a quarterly, semiannual or annual basis, in which case the first Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. On the Transaction Date for the specified Request, assets will be automatically reallocated to the selected Investment Divisions. Rebalancing will continue on the same Transaction Date for subsequent periods. In order to participate in the Rebalancer Option, the entire Variable Account Value must be included. Transfers set up with these frequencies will not count against the ten free Transfers allowed in a calendar year.

     The Owner must specify the percentage of Variable Account Value to be allocated to each Investment Division and the frequency of rebalancing. The Owner, by Request, may modify the allocations or cease the Rebalancer Option at any time. The Rebalancer Option will terminate automatically upon the annuity commencement date. Participation in the Rebalancer Option and Dollar Cost Averaging at the same time is not allowed. Participation in the Rebalancer Option does not assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market. The Company reserves the right to modify, suspend, or terminate the Rebalancer Option at any time.

_________________________________________________________________
                        CASH WITHDRAWALS
_________________________________________________________________
Withdrawals

     You (the Owner) may withdraw from the Contract all or part of your Annuity Account Value at any time during the life of the Annuitant and prior to the date annuity payments commence by Request at the Schwab Annuity Service Center subject to the rules below. Federal or state laws, rules or regulations may apply. The amount payable to you if you surrender your Contract is your Annuity Account Value, with a Market Value Adjustment, if applicable, on the effective date of the surrender, and less any applicable Premium Tax. No withdrawals may be made after the date annuity payments commence.

     A Request for a partial withdrawal will result in a reduction in your Annuity Account Value equal to the sum of the dollar amount withdrawn. A Market Value Adjustment may apply. (See "Market Value Adjustment," page 15.) The partial withdrawal proceeds may be greater or less than the amount requested, depending on the effect of the Market Value Adjustment.

     The minimum partial withdrawal before application of the MVA is $500. Partial withdrawals are unlimited; however, you must specify the Investment Division(s) or Guarantee Period(s) from which the withdrawal is to be made. After any partial withdrawal, if the remaining Annuity Account Value is less than $2,000, then a full surrender may be required.

     The following terms apply:
     (a) No partial withdrawals are permitted after the date annuity payments commence.

     (b) A partial withdrawal will be effective upon the Transaction Date.

     (c) A partial withdrawal from amounts in a Guarantee Period may be subject to the Market Value Adjustment provisions, the Guarantee Period Fund provisions of the Contract, and the terms of the attached Guarantee
          Period Fund Rider(s), if any.

     Withdrawals may be taxable (this includes Periodic Withdrawals, discussed below). Moreover, the Internal Revenue Code (the "Code") provides that a 10% penalty tax may be imposed on the taxable portions of certain early withdrawals. The Code generally requires us to withhold federal income tax from withdrawals. However, generally you will be entitled to elect, in writing, not to have tax withholding apply unless withholding is mandatory for your Contract. Withholding applies to the portion of the withdrawal which is included in your income and subject to federal income tax. The tax withholding rate is 10% of the taxable amount of the withdrawal. Withholding applies only if the taxable amount of the withdrawal is at least $200. Some states also require withholding for state income taxes. (See "Federal Tax Matters," page 31.)

     Withdrawal Requests must be in writing to ensure that your instructions regarding withholding are followed. If an adequate election is not made, the Request will be denied and no withdrawal or partial withdrawal will be processed.

     After a withdrawal of all of your total Annuity Account
Value, or at any time that your Annuity Account Value is zero, all your rights under the Contract will terminate.

     Since IRAs are offered by this Prospectus, reference should be made to the applicable provisions of the Code for any additional limitations or restrictions on cash withdrawals.


_________________________________________________________________
                     TELEPHONE TRANSACTIONS
_________________________________________________________________
     We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. However, we may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transactions may include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and/or tape recording the instructions given by telephone.

     We reserve the right to suspend telephone transaction privileges at any time, for some or all Contracts, and for any reason. Withdrawals are not permitted by telephone.

_________________________________________________________________
                          DEATH BENEFIT
_________________________________________________________________

Payment of Death Benefit

     Before the date annuity payments commence, the death benefit, if any, will be equal to the greater of: (a) the Annuity Account Value with an MVA, if applicable, as of the date the Request for payment is received, less Premium Tax, if any, or (b) the sum of Contributions paid, less partial withdrawals and/or Periodic Withdrawals, less charges under the Contract, less Premium Tax, if any. The death benefit will become payable following the Company's receipt of a Request from the Beneficiary. When an Owner or the Annuitant dies before the annuity commencement date and a death benefit is payable to a Beneficiary, the death benefit proceeds will remain invested in accordance with the allocation instructions given by the Owner(s) until new allocation instructions are Requested by the Beneficiary or until the death benefit is actually paid to the Beneficiary. The death benefit will be determined as of the date payments commence; however, on the date a payment option is processed, amounts in the Variable Sub-Account will be Transferred to the Money Market Investment Division unless the Beneficiary otherwise elects by Request. Subject to the distribution rules set forth below, payment of the death benefit may be Requested to be made as follows:

     A.  Proceeds from the Variable Sub-Account(s)
          1.   payment in a single sum; or
          2. payment under any of the variable annuity options provided under this Contract.

     B.  Proceeds from the Guarantee Period(s)
          1. payment in a single sum with respect to which a Market Value Adjustment may apply; or
          2. payment under any of the annuity options provided under this Contract with respect to which a Market Value Adjustment may apply; or
          3. payment on the Guarantee Period Maturity Date so that a Market Value Adjustment will not apply.

     In any event, no payment of benefits provided under the Contract will be allowed that does not satisfy the requirements of Section 72(s) of the Code and any other applicable federal or state law, rules or regulations.

DISTRIBUTION RULES

1.  Death of Annuitant

     Upon the death of the Annuitant while the Owner is living, and before the annuity commencement date, the Company will pay the death benefit to the Beneficiary unless there is a Contingent
Annuitant.

     If a Contingent Annuitant was named by the Owner(s) prior to the Annuitant's death, and the Annuitant dies before the annuity commencement date while the Owner and Contingent Annuitant are living, no death benefit will be payable by reason of the Annuitant's death and the Contingent Annuitant will become the Annuitant.

     If the Annuitant dies after the date annuity payments commence and before the entire interest has been distributed, any benefit payable must be distributed to the Beneficiary in accordance with and at least as rapidly as under the payment option applicable to the Annuitant on the Annuitant's date of death.

     If a corporation or other non-individual is an Owner, or if the deceased Annuitant is an Owner, the death of the Annuitant will be treated as the death of an Owner and the Contract will be subject to the "Death of Owner" provisions described below.

2.  Death of Owner

     If the Owner is not the Annuitant:

     (1) If there is a Joint Owner who is the surviving spouse of the deceased Owner, the Joint Owner will become the Owner and Beneficiary and may elect to take the death benefit or elect to continue the Contract in force.

     (2) In all other cases, the Company will pay the death benefit to the Beneficiary even if a Joint Owner (who was not the Owner's spouse on the date of the Owner's death), the Annuitant and/or the Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and the Beneficiary elects to become the Owner and Annuitant and to continue the Contract in force.

     If the Owner is not the Annuitant, and the Owner dies after annuity payments commence and before the entire interest has been distributed while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant at least as rapidly as under the payment option applicable on the Owner's death. All rights granted the Owner under the Contract will pass to any surviving Joint Owner and, if none, to the Annuitant.

     If the Owner is the Annuitant (Owner/Annuitant):

     (1) If there is a Joint Owner who is the surviving spouse of the deceased Owner and a Contingent Annuitant, the Joint
     Owner will become the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Contract will continue in force.

     (2) If there is a Joint Owner who is the surviving spouse of the deceased Owner but no Contingent Annuitant, the Joint Owner will become the Owner, Annuitant and Beneficiary and may elect to take the death benefit or continue the Contract in force.

     (3) In all other cases, the Company will pay the death benefit to the Beneficiary, even if a Joint Owner (who was not the Owner's spouse on the date of the Owner's death), Annuitant and/or Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and the Beneficiary Requests to become the Owner and Annuitant and to continue the Contract in force.

     Any death benefit payable to the Beneficiary upon an Owner's death will be distributed as follows:

     (1) If the Owner's surviving spouse is the person entitled to receive benefits upon the Owner's death, the surviving spouse will be treated as the Owner and will be allowed to take the death benefit or continue the Contract in force; or

     (2) If the Beneficiary is a non-spouse individual, she/he may elect, not later than one year after the Owner's date of death, to receive the death benefit in either a single sum or payment under any of the variable or fixed annuity options available under the Contract, provided that (a) such annuity is distributed in substantially equal installments over the life or life expectancy of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary; and (b) such distributions begin not later than one year after the Owner's date of death. If no election is received by the Company from a non-spouse Beneficiary such that substantially equal installments have begun not later than one year after the Owner's date of death, then the entire amount must be distributed within five years of the Owner's date of death. The death benefit will be determined as of the date the payments commence; or

     (3) If a corporation or other non-individual entity is entitled to receive benefits upon the Owner's death, the death benefit must be completely distributed within five years of the Owner's date of death.

Beneficiary

     You may select one or more Beneficiaries.  If more than one
Beneficiary is selected, unless you indicate otherwise, they will
share equally in any death benefit payable.   You may change the
Beneficiary any time before the Annuitant's death.

     You may, while the Annuitant is living, change the Beneficiary by Request. A change of Beneficiary will take effect as of the date the Request is processed by the Schwab Annuity Service Center, unless a certain date is specified by the Owner. If the Owner dies before the Request was processed, the change will take effect as of the date the Request was made, unless the Company has already made a payment or otherwise taken action on a designation or change before receipt or processing of such Request. A beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, except as allowed by law.

     The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary.
The interest of any Beneficiary who dies at the time of, or within 30 days after, the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner otherwise indicates by Request. The benefits will then be paid as though the Beneficiary had died before the deceased Owner or Annuitant. If no Beneficiary survives the Owner or Annuitant, as applicable, the Company will pay the death benefit proceeds to the Owner's estate.

     If the surviving spouse of an Owner is the surviving Joint Owner, the surviving spouse will become the Beneficiary upon such Owner's death and may elect to take the death benefit or may elect to continue the Contract in force. If there is no surviving Joint Owner, and no named Beneficiary is alive at the time at the time of an Owner's death, any benefits payable will be paid to the Owner's estate.

Contingent Annuitant

     While the Annuitant is living, the Owner(s) may, by Request, designate or change a Contingent Annuitant from time to time. A change of Contingent Annuitant will take effect as of the date the Request is processed at the Schwab Annuity Service Center, unless a certain date is specified by the Owner(s).

_________________________________________________________________

                     CHARGES AND DEDUCTIONS
_________________________________________________________________
     No deductions are made from Contributions except for any applicable Premium Tax. Therefore, the full amount of the Contributions (less any applicable Premium Tax) are invested in the Contract.

     As more fully described below, charges under the Contract are assessed only as deductions for Premium Tax, if applicable, for certain Transfers, as a Contract Maintenance Charge, and as charges against the assets in the Owner's Variable Sub-Account(s) for our assumption of mortality and expense risks. In addition, a Market Value Adjustment may apply to withdrawals and surrenders, Transfers, amounts applied to purchase an annuity, and distributions resulting from death of the Owner or Annuitant if the amounts held in a Guarantee Period are paid out prior to the Guarantee Period Maturity Date.

Mortality and Expense Risk Charge

     We deduct a Mortality and Expense Risk Charge from your Variable Sub-Account(s) at the end of each Valuation Period to compensate us for bearing certain mortality and expense risks under the Contract. This is a daily charge equal to an effective annual rate of 0.85% of the value of the net assets in your Variable Sub-Account(s). The approximate portion of this charge attributable to mortality risks is 0.68%; the approximate portion of this charge estimated to be attributable to expense risk is 0.17% of the value of the net assets in your Variable Sub-Account(s). We guarantee that this charge will never increase beyond 0.85%.

     The Mortality and Expense Risk Charge is reflected in the Accumulation Unit Values for each of your Variable Sub-Accounts.

     Annuity Account Values and annuity payments are not affected by changes in actual mortality experience incurred by us. The mortality risks assumed by us arise from our contractual obligations to make annuity payments determined in accordance with the annuity tables and other provisions contained in the Contract. Thus you are assured that neither the Annuitant's longevity nor an unanticipated improvement in general life expectancy will adversely affect the annuity payments under the Contract.

     We bear substantial risk in connection with the death benefit before the annuity commencement date, since we will pay a death benefit equal to the greater of the Annuity Account Value with a Market Value Adjustment, if applicable, as of the later of the date of death or the date the Request for payment is received, less Premium Tax, if any; or the sum of the Contributions paid, less partial withdrawals and/or Periodic Withdrawals, less any charges under Contract less Premium Tax, if any (i.e., we bear the risk of unfavorable experience in your Variable Sub-Accounts).

     The expense risk assumed is the risk that our actual expenses in administering the Contracts and the Series Account will be greater than anticipated, or exceed the amount recovered through the Contract Maintenance Charge plus the amount, if any, recovered through Transfer Fees.

     If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on us. Conversely, if this charge is more than sufficient, any excess will be profit to us. Currently, we expect a profit from this charge. Our expenses for distributing the Contracts will be borne by our general assets, including any profits from this charge.

Contract Maintenance Charge

     We currently deduct a $25 annual Contract Maintenance Charge from the Annuity Account Value on each Contract anniversary to partially cover our costs for administering the Contracts and the Series Account. The Contract Maintenance Charge is deducted from the Schwab Money Market Investment Division. If there are not sufficient funds in the Schwab Money Market Investment Division to cover the Contract Maintenance Charge, then the charge or any portion thereof will be deducted on a pro rata basis from all your Variable Sub-Accounts with current value. If the entire Annuity Account is held in the Guarantee Period Fund or there is not enough funds in any Variable Sub-Account to pay the entire charge, then the Contract Maintenance Charge will be deducted on a pro rata basis from amounts held in all Guarantee Periods. There is no MVA on amounts deducted from a Guarantee Period for the Contract Maintenance Charge. We do not expect a profit from amounts held in the Contract Maintenance Charge.

Premium Tax

     We may be required to pay state premium taxes or retaliatory taxes currently ranging from 0% to 3.5% in connection with Contributions or values under the Contracts. Depending upon applicable state law, we will deduct charges for the premium taxes we incur with respect to a particular Contract from the Contributions, from amounts withdrawn, or from amounts applied on the Payment Commencement Date. In some states, charges for both direct premium taxes and retaliatory premium taxes may be imposed at the same or different times with respect to the same Contribution, depending on applicable state law.

Transfer Fee

     There will be a $10 charge for each Transfer in excess of ten Transfers in any calendar year. We do not expect a profit from the Transfer fee for excess Transfers.

Other Taxes

     Under present laws, we will incur state or local taxes (in addition to the Premium Tax described above) in several states. No charges are currently made for taxes other than Premium Tax. However, we reserve the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the Contracts.

Expenses of the Eligible Funds

     The value of the assets in the Investment Divisions reflect the value of Eligible Fund shares and therefore the fees and expenses paid by each Eligible Fund. A complete description of the fees, expenses, and deductions from the Eligible Funds are found in the Eligible Funds' prospectuses. (See "The Eligible
Funds," page 8.)   Current prospectuses for the Funds can be
obtained by calling the Schwab Annuity Service Center at 800-838-0650, or by writing to the Schwab Annuity Service Center, P.O. Box 7785, San Francisco, California 94120-9420.

_________________________________________________________________
                         PAYMENT OPTIONS
_________________________________________________________________

Periodic Withdrawal Option

     The Owner may Request that all or part of the Annuity Account Value be applied to a Periodic Withdrawal Option. The amount applied to a Periodic Withdrawal is the Annuity Account Value with an MVA, if applicable, less Premium Tax, if any.

     In Requesting Periodic Withdrawals, the Owner must elect:

     - The withdrawal frequency of either 12-, 6-, 3-, or 1-month intervals;

     -    A withdrawal amount; a minimum of $100 is required;

     - The calendar day of the month on which withdrawals will be made;

     -    One withdrawal option; and

     - The allocation of withdrawals from the Owner's Variable and/or Fixed Sub-Account(s) as follows:
          1) Prorate the amount to be paid across all Variable and Fixed Sub-Accounts in proportion to the assets in each sub-account; or

          2) Select the Variable and/or Fixed Sub-Account(s) from which withdrawals will be made. Once the Variable and/or Fixed Sub-Accounts have been depleted, the Company will automatically prorate the remaining withdrawals against all remaining available Variable and/or Fixed Sub-Accounts unless the Owner Requests the selection of another Variable and/or Fixed Sub-Account.

     The Owner may elect to change the withdrawal option and/or the frequency once each calendar year.

     While Periodic Withdrawals are being received:
     1. the Owner may continue to exercise all contractual rights that are available prior to electing an annuity option, except that no Contributions may be made;
     2. for Periodic Withdrawals from Guarantee Periods six or more months prior to its Guarantee Period Maturity Date, a Market Value Adjustment, if applicable, will be assessed;
     3. the Owner may keep the same investment options as were in force before periodic withdrawals began;
     4.   charges and fees under the Contract continue to apply;
          and
     5. maturing Guarantee Periods renew into the shortest Guarantee Period then available.

     Periodic Withdrawals will cease on the earlier of the date:
     1. the amount elected to be paid under the option selected has been reduced to zero;
     2.   the Annuity Account Value is zero; or
     3.   the Owner Requests that withdrawals stop;
     4.   an Owner or the Annuitant dies.

     The Owner must elect one of the following five (5) withdrawal options:

     1.   Income for a Specified Period for at least thirty-six
     (36) months - The Owner elects the duration over which withdrawals will be made. The amount paid will vary based on the duration.

     2.   Income of a Specified Amount for at least thirty-six
     (36) months - The Owner elects the dollar amount of the withdrawals. Based on the amount elected, the duration may vary; or

     3. Interest Only - The withdrawals will be based on the amount of interest credited to the Guarantee Period Fund between each withdrawal. Available only if 100% of the account value is invested in the Guarantee Period Fund; or

     4.   Minimum Distribution - If this is an IRA contract, the
     Owner may Request minimum distributions as specified under Code Section 401(a)(9); or

     5. Any Other Form for a period of at least thirty-six (36) months - Any other form of Periodic Withdrawal which is acceptable to the Company.

     If Periodic Withdrawals cease, the Owner may resume making
Contributions.  The Owner may elect to restart a Periodic
Withdrawal program; however, the Company may limit the number of times the Owner may restart a Periodic Withdrawal program.

     Periodic withdrawals may be taxable, subject to withholding and subject to the 10% penalty tax. IRAs are subject to complex rules with respect to restrictions on and taxation of distributions, including the applicability of penalty taxes. A competent tax adviser should be consulted before a Periodic Withdrawal Option is requested. (See "Federal Tax Matters," page 31.)

Annuity Date

     The date annuity payments commence may be chosen when the Contract is purchased or at a later date. This date must be at least one year after the initial Contribution. In the absence of an election, the annuity date is the first day of the month of the Annuitant's 91st birthday.

     If an option has not been elected within 30 days of the annuity commencement date, the Annuity Account Value held in the Fixed Sub-Account(s) will be applied under Annuity Payment Option 3, discussed below, to provide payments for life with a guaranteed period of 20 years. The Annuity Account Value held in the Variable Sub-Account(s) will be applied under Variable Annuity Payment Option 1, discussed below, to provide payments for life with a guaranteed period of 20 years.

     Under section 401(a)(9) of the Code, a Contract which is purchased and used in connection with an Individual Retirement Account or with certain other plans qualifying for special federal income tax treatment is subject to complex "minimum distribution" requirements, which require that distributions under such a plan must begin by a specific date, and also that the entire interest of the plan participant must be distributed within certain specified periods under formulas that specify minimum annual distributions. The application of the minimum distribution requirements to each person will vary according to the person's age and other circumstances. A prospective purchaser may wish to consult a competent tax adviser regarding
the application of the minimum distribution requirements.   (See
"Federal Tax Matters," page 31.)

Annuity Options

     An annuity option may be selected by the Owner when the Contract is purchased, or at a later date. This selection may be changed, by Request, at any time up to 30 days before the annuity date. In the absence of an election, payments will automatically commence on the annuity date as described above. The amount to be applied is the Annuity Account Value on the annuity date. The minimum amount that may be withdrawn from the Annuity Account Value to purchase an annuity payment option is $2,000 with an MVA, if applicable. If the amount is less than $2,000, the Company may pay the amount in a single sum subject to the Contract provisions applicable to a partial withdrawal. Payments may be elected to be received monthly, quarterly, semi-annually or annually. Payments to be made under the annuity payment option selected must be at least $50. The Company reserves the right to make payments using the most frequent payment interval which produces a payment of not less than $50. The maximum amount that may be applied under any payment option is $1,000,000, unless prior approval is obtained from the Company.

     A single sum payment may be elected. If it is, then the amount to be paid is the Surrender Value. If the Owner elects a variable annuity with funds from the Owner's Variable Sub-Accounts, then the amount to be applied is the Annuity Account Value held in the Variable Sub-Account(s), as of the annuity commencement date, less any applicable Premium Tax. If the Owner elects a fixed annuity with funds from the Fixed Sub-Accounts, then the amount to be applied is the Annuity Account Value held in the Fixed Sub-Account(s), as of the annuity commencement date with an MVA, if applicable, less any applicable Premium Tax.

Fixed Annuity Payment Options

     Option 1: Income of Specified Amount

     The amount applied under this option may be paid in equal annual, semiannual, quarterly or monthly installments of the dollar amount elected for not more than 240 months. Upon death of the Annuitant, the Beneficiary will begin to receive the remaining payments at the same interval that was elected by the Owner.

     Option 2: Income for a Specified Period

     Payments are paid annually, semiannually, quarterly or monthly, as elected, for a selected number of years not to exceed 240 months. Upon death of the Annuitant, the Beneficiary will begin to receive the remaining payments at the same interval that was elected by the Owner.

     Option 3: Fixed Life Annuity with Guaranteed Period

     This option provides for monthly payments during a designated period and thereafter throughout the lifetime of the Annuitant. The designated period may be 5, 10, 15 or 20 years. Upon death of the Annuitant, for each remaining designated period, the amounts payable under this payment option will be paid to the Beneficiary.

     Option 4: Fixed Life Annuity

     This annuity is payable monthly during the lifetime of the Annuitant, terminating with the last payment due prior to the death of the Annuitant. Since no minimum number of payments is guaranteed, this option may offer the maximum level of monthly payments of the annuity options. It is possible that only one payment may be made if the Annuitant died before the date on which the second payment was due. No other payments nor death benefits would be payable.

     Option 5: Any Other Form

     This option allows an Owner the ability to choose any other form of annuity which is acceptable to the Company.

Variable Annuity Payment Options

     Option 1: Variable Life Annuity with Guarantee Period

     This option provides for payments during a designated period and thereafter throughout the life time of the Annuitant. The designated period may be 5, 10, 15 or 20 years. Upon death of the Annuitant, for each remaining designated period, the amounts payable under this payment option will be paid to the Beneficiary.

     Option 2:  Variable Life Annuity

     This annuity is payable during the lifetime of the Annuitant. The annuity terminates with the last payment due prior to the death of the Annuitant. Since no minimum number of payments is guaranteed, this option may offer the maximum level of monthly payments of the annuity options. It is possible that only one payment may be made if the Annuitant died before the date on which the second payment was due. No other payments nor death benefits would be payable.

     Option 3:  Any other Form

     This option allows an Owner the ability to choose any other form of annuity which is acceptable to the Company.

     Variable annuity payment options are subject to the following provisions:

     Amount of First Payment

     The first payment under a variable annuity payment option will be based on the value of the amounts held in each Variable Sub-Account on the 5th Valuation Date preceding the annuity commencement date. It will be determined by applying the appropriate rate to the amount applied under the payment option.

     Annuity Units

     The number of Annuity Units paid to the Annuitant for each Variable Sub-Account is determined by dividing the amount of the first monthly payment by its Accumulation Unit Value on the 5th Valuation Date preceding the date the first payment is due. The number of Annuity Units used to calculate each payment for a Variable Sub-Account remains fixed during the Annuity Payment Period.

     Amount of Payments after the First

     Payments after the first will vary depending upon the investment experience of the Investment Divisions. The subsequent amount paid from each sub-account is determined by multiplying (a) by (b) where (a) is the number of sub-account Annuity Units to be paid and (b) is the sub-account Annuity Unit value on the 5th Valuation Date preceding the date the annuity payment is due. The total amount of each variable annuity payment will be the sum of the variable annuity payments for each Variable Sub-Account. The Company guarantees that the dollar amount of each payment after the first will not be affected by variations in expenses or mortality experience.


Transfers After the Annuity Commencement Date

     Once annuity payments have begun, no Transfers may be made from a fixed annuity payment option to a variable annuity payment option, or vice versa; however, for variable annuity payment options, Transfers may be made among Investment Divisions. Transfers after the annuity commencement date will be made by converting the number of Annuity Units being Transferred to the number of Accumulation Units of the Variable Sub-Account to which the Transfer is made. The result will be that the next annuity payment, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payments will reflect changes in the value of the new Annuity Units.

***

     For annuity options involving life income, the actual age and/or sex of the Annuitant will affect the amount of each payment. We reserve the right to ask for satisfactory proof of the Annuitant's age. We may delay annuity payments until satisfactory proof is received. Since payments to older Annuitants are expected to be fewer in number, the amount of each annuity payment under a selected annuity form will be greater for older Annuitants than for younger Annuitants.

     If the age of the Annuitant has been misstated, the payments established will be made on the basis of the correct age. If payments were too large because of misstatement, the difference with interest may be deducted by the Company from the next payment or payments. If payments were too small, the difference with interest may be added by the Company to the next payment. This interest is at an annual effective rate which will not be less than the Guaranteed Interest Rate.

     The Payment Commencement Date and annuity options available for IRAs may also be controlled by endorsements, the plan documents, or applicable law.

     Once payments start under the annuity form selected by the
Owner: (a) no changes can be made in the annuity form, (b) no additional Contributions will be accepted under the Contract, and
(c) no further withdrawals, other than withdrawals made to provide annuity benefits, will be allowed.

                               ***

     A portion or the entire amount of the annuity payments may be taxable as ordinary income. If, at the time the annuity payments begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payments and remit that amount to the federal government (an election not to have taxes withheld is not permitted for certain Qualified Contracts). State income tax withholding may also apply. (See "Federal Tax-Matters," below.)

_________________________________________________________________

                       FEDERAL TAX MATTERS
_________________________________________________________________
Introduction

     The following discussion is a general description of federal income tax considerations relating to the Contracts and is not intended as tax advice. Further, this discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

     The Contract may be purchased on a non-tax qualified basis ("Non-Qualified Contract") or purchased and used in connection with IRAs. The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefit to you, the Annuitant, or the Beneficiary may depend on the type of Contract, and on the tax status of the individual concerned. In addition, certain requirements must be satisfied in purchasing an IRA and receiving distributions from an IRA in order to continue receiving favorable tax treatment. Therefore, purchasers of IRAs should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The following discussion assumes that an IRA is purchased with proceeds from and/or Contributions that qualify for the intended special federal income tax treatment.

Tax Status

     The Company is taxed as a life insurance company under Part I of Subchapter L of the Code.

Taxation of Annuities

In General

     Section 72 of the Code governs taxation of annuities in general. An Owner who is a natural person generally is not taxed on increases (if any) in the value of an Annuity Account Value until distribution occurs by withdrawing all or part of the Annuity Account Value (e.g., withdrawals or annuity payments under the annuity form elected). However, under certain circumstances, the Owner may be subject to taxation currently. In addition, an assignment, pledge, or agreement to assign or pledge any portion of the Annuity Account Value generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income. An IRA Contract may not be assigned as collateral.

     The Owner of any annuity contract who is not a natural person (e.g. a corporation) generally must include in income any increase in the excess of the Annuity Account Value over the "investment in the contract" (discussed below) during each taxable year. The rule does not apply where the non-natural person is the nominal owner of a Contract and the beneficial owner is a natural person. The rule also does not apply in the following circumstances: (1) where the annuity Contract is acquired by the estate of a decedent, (2) where the Contract is held under an IRA, (3) where the Contract is a qualified funding asset for a structured settlement, and (4) where the Contract is purchased on behalf of an employee upon termination of a qualified plan. A prospective Owner that is not a natural person may wish to discuss these matters with a competent tax adviser.

     The following discussion generally applies to a Contract owned by a natural person.

Withdrawals

     In the case of a withdrawal under an IRA, including withdrawals under the Periodic Withdrawal Option, a ratable portion of the amount received may be non-taxable. The amount of the non-taxable portion is generally determined by the ratio of the "investment in the contract" to the individual's total accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any nondeductible Contributions paid by or on behalf of any individual. Special tax rules may be available for certain distributions from an IRA.

     With respect to Non-Qualified Contracts, partial withdrawals, including Periodic Withdrawals, are generally treated as taxable income to the extent that the Annuity Account Value immediately before the withdrawal exceeds the "investment in the contract" at that time. If a partial withdrawal is made from a Guarantee Period which is subject to a Market Value Adjustment, then the Annuity Account Value immediately before the withdrawal will not be altered to take into account the Market Value Adjustment. As a result, for purposes of determining the taxable portion of the partial withdrawal, the Annuity Account Value will not reflect the amount, if any, deducted from or added to the Guarantee Period due to the Market Value Adjustment. Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the contract." The taxable portion of any annuity payment is taxed at ordinary income tax rates.

Annuity Payments

     Although the tax consequences may vary depending on the annuity form elected under the Contract, in general, only the portion of the annuity payment that represents the amount by which the Annuity Account Value exceeds the "investment in the contract" will be taxed; after the investment in the contract is recovered, the full amount of any additional annuity payments is taxable. For fixed annuity payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable. Once the investment in the Contract has been fully recovered, the full amount of any additional annuity payments is taxable. If the annuity payments cease as a result of an Annuitant's death before full recovery of the "investment in the contract," you should consult a competent tax adviser regarding the deductibility of the unrecovered amount.

Penalty Tax

     In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the Owner attains age 59 1/2; (2) made as a result of death or disability of the Owner; or (3) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of the Owner and a "designated beneficiary." Other exemptions or tax penalties may apply to certain distributions pursuant to an IRA. For more details regarding these exemptions or penalties consult a competent tax adviser.

Taxation of Death Benefit Proceeds

     Amounts may be distributed from the Contract because of the death of an Owner or the Annuitant. Generally such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above, or (2) if distributed under an annuity form, they are taxed in the same manner as annuity payments, as described above.

Distribution-at-Death Rules

     In order to be treated as an annuity contract, the terms of the Contract must provide the following two distribution rules:
(A) if any Contract Owner dies on or after the date annuity payments commence, and before the entire interest in the Contract has been distributed, the remainder of his interest will not be distributed under a slower distribution schedule than that provided for in the method in effect on the Contract Owner's death; and (B) if any Contract Owner dies before the date annuity payments commence, his entire interest must generally be distributed within five years after the date of death provided that if such interest is payable to a designated Beneficiary, then such interest may be made over the life of that designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as payments commence within one year after the Contract Owner's death. If the sole designated Beneficiary is the spouse of the Contract Owner, the Contract may be continued in the name of the spouse as Contract Owner. The designated Beneficiary is the natural person designated by the terms of the Contract or by the Contract Owner as the individual to whom ownership of the contract passes by reason of the Contract Owner's death. If the Contract Owner is not an individual, then for purposes of the distribution at death rules, the Primary Annuitant is considered the Contract Owner. In addition, when the Contract Owner is not an individual, a change in the Primary Annuitant is treated as the death of the Contract Owner.

Transfers, Assignments, or Exchanges

     A Transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, or the exchange of a Contract may result in adverse tax consequences to the Owner that are not discussed herein. An Owner contemplating any such designation, transfer, assignment, or exchange of a Contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Multiple Contracts

     All deferred, non-qualified annuity contracts that are issued by the Company (or our affiliates) to the same Owner during any calendar year will be treated as one annuity contract for purposes of determining the amount includible in gross income under section 72(e) of the Code. Amounts received under any such Contract may be taxable (and may be subject to the 10% Penalty Tax) to the extent of the combined income in all such Contracts. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and separate deferred annuity contracts as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

Withholding

     Annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. Certain distributions from IRAs are subject to mandatory federal income tax withholding.

Possible Changes in Taxation

     In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

Section 1035 Exchanges

     Code Section 1035 provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts succeeds to the status of the original contract. Special rules apply to Contracts issued prior to August 14, 1982. Prospective Owners wishing to take advantage of a Section 1035 exchange should consult their tax adviser.

Individual Retirement Annuities

     The Contract may be used with IRAs as described in Section 408
of the Code.   Section 408 of the Code permits eligible individuals
to contribute to an individual retirement program known as an Individual Retirement Annuity. Also, certain kinds of distributions from certain types of qualified and non-qualified retirement plans may be "rolled over" following the rules set out in the Code to maintain favorable tax treatment, to an Individual Retirement Annuity. The sale of a Contract for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of the Contract for use with IRA's will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of purchase of the IRA Contract.

     Various tax penalties may apply to contributions in excess of specified limits, aggregate distributions in excess of $150,000 annually, distributions that do not satisfy specified requirements, and certain other transactions. The Contract will be amended as necessary to conform to the requirements of the Code. Purchasers should seek competent advice as to the suitability of the Contract for use with IRA's.

     If a Contract is issued in connection with an employer's Simplified Employee Pension ("SEP") plan, Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any of the benefits under the Contract may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contract.

     If a Contract is purchased to fund an IRA the Annuitant must also be the Owner. In addition, if a Contract is purchased to fund an IRA, minimum distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70 1/2. You should consult your tax adviser concerning these matters.

     The Contract and prototype IRA endorsement have been submitted IRS approval that they are acceptable under Section 408 of the Code, so that each individual who purchases a Contract with an IRA endorsement will be considered to have adopted a retirement savings program that satisfies the requirements of Section 408 of the Code. The IRS approval is a determination only as to the form of the Contract and does not represent a determination of the merits of the Contract.

     At the time the Initial Contribution is paid, a prospective purchaser must specify whether he or she is purchasing a Non-Qualified Contract or an IRA. If the initial Contribution is derived from an exchange or surrender of another annuity contract, we may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. We will require that persons purchase separate Contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract would require the minimum initial Contribution stated above. Additional Contributions under a Contract must qualify for the same federal income tax treatment as the initial Contribution under the Contract; we will not accept an additional Contribution under a Contract if the federal income tax treatment of such Contribution would be different from that of the initial Contribution.

Seek Tax Advice

     The foregoing discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. Further, the federal income tax consequences discussed herein reflect our understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

_________________________________________________________________

                     ASSIGNMENTS OR PLEDGES
_________________________________________________________________
     Generally, rights in the Contract may be assigned or pledged for loans at any time during the life of the Annuitant; however, if the Contract is an IRA, the Owner may not assign the Contract as collateral.

     If a non-IRA Contract is assigned, the interest of the assignee has priority over the interest of the Owner and the interest of the Beneficiary. Any amount payable to the assignee will be paid in a single sum.

     A copy of any assignment must be submitted to the Company at the Schwab Annuity Service Center. Any assignment is subject to any action taken or payment made by the Company before the assignment was processed. The Company is not responsible for the validity or sufficiency of any assignment.

     If any portion of the Annuity Account Value is assigned or pledged for a loan, it may be treated as a distribution. A competent tax adviser should be consulted for further information.

_________________________________________________________________
                        PERFORMANCE DATA
_________________________________________________________________

     From time to time, we may advertise yields and average annual total returns for the Investment Divisions. In addition, we may advertise the effective yield of the Schwab Money Market Investment Division. These figures will be based on historical information and are not intended to indicate future performance.

     The yield of the Schwab Money Market Investment Division refers to the annualized income generated by an investment in that Investment Division over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that Investment Division is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

     The yield of an Investment Division (other than the Schwab Money Market Investment Division) refers to the annualized income generated by an investment in that Investment Division over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a twelve-month period and is shown as a percentage of the investment.

     The yield calculations do not reflect the effect of any Premium Tax that may be applicable to a particular Contract. To the extent that premium taxes are applicable to a particular Contract, the yield of that Contract will be reduced. For a description of the methods used to determine yield and total returns, see the Statement of Additional Information.

     The average annual total return of an Investment Division refers to return quotations assuming an investment has been held in the Investment Division for various periods of time including, but not limited to, a period measured from the date the Investment Division commenced operations. When an Investment Division has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. The average annual total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment (excluding Premium Tax) as of the last day of each of the periods for which total return quotations are provided. For additional information regarding yields and total returns calculated using the standard formats briefly described herein, please refer to the Statement of Additional Information.

     Performance information for any Investment Division reflects only the performance of a hypothetical Contract under which Annuity Account Value is allocated to an Investment Division during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies and characteristics of the Eligible Funds in which the Investment Division invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

     Reports and promotional literature may also contain other information including (1) the ranking of any Investment Division derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, Morningstar, Value Line, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (2) the effect of tax-deferred compounding on investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. Other ranking services and indices may be used.

     We may from time to time also disclose cumulative (non-annualized) total returns for the Investment Divisions. We may from time to time also disclose yield and standard total returns for any or all Investment Divisions.

     We may also advertise performance figures for the Investment
Divisions based on the performance of a Eligible Fund prior to the time the Series Account commenced operations.

     For additional information regarding the calculation of other performance data, please refer to the Statement of Additional
Information.

_________________________________________________________________

                  DISTRIBUTION OF THE CONTRACTS
_________________________________________________________________
     Charles Schwab & Co., Inc. ("Schwab") is the distributor of the Contracts. Schwab is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 101 Montgomery, San Francisco, California 94104, telephone 800-838-0650.

     Certain administrative services are provided by Schwab to assist the Company in the processing of the Contracts, which services are described in written agreements between Schwab and the Company.

     As compensation for distributing the Contracts, the Company pays Schwab a distribution fee at an annual rate ranging from .30% to .78% of total Annuity Account Values. The Company has agreed to indemnify Schwab (and its agents, employees, and controlling persons) for certain damages arising out of the sale of the Contracts, including those arising under the securities laws.
_________________________________________________________________
                     SELECTED FINANCIAL DATA
_________________________________________________________________
     The following is a summary of certain financial data of Great-West Life & Annuity Insurance Company. This summary has been derived in part from, and should be read in conjunction with, the financial statements of Great-West Life & Annuity Insurance Company included elsewhere in this Prospectus.

                              Year Ended December 31,


     (In Millions)                   1995  1994      1993
1992      1991
INCOME STATEMENT DATA
     Premiums and other income             $ 1,067   $ 1,000
                                   $   696   $  245    $  58
     Net investment income            835  768    792    661
     599
     Realized investment gains (losses)        8      (72)     25      (4
)           (30)
     Total Revenues                $ 1,910 $ 1,696     $ 1,513
     $  902    $ 627

     Total benefits and expenses           $ 1,733   $ 1,594
     $ 1,417   $  844    $ 596
     Income tax expense              49    28     31   18        7
     Cumulative effect of adopting a
      new accounting method for income taxes   _____   ____
____        (23)    ___
     Net income                    $    128  $    74   $     65
     $   63    $  24

BALANCE SHEET DATA
     Investment assets               $ 12,473  $11,791
$11,592      $10,771     $8,483
     Separate account assets              3,999 2,555    1,680
937       550
     Total assets                        17,68215,616   14,296
12,948        9,571
     Total policy liabilities                    11,492 10,929
10,592       10,352      7,808
     Total shareholders equity                      993   777
821       769    624

       MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS

The Company

     The Company operates in one business segment as a provider of life, health and annuity products to groups of individuals associated with employers or distributors; however, the business operations of GWL&A will be discussed in terms of its major business units: Employee Benefits Division, which distributes life, health, disability income insurance and 401(k) products to employee groups, primarily to small to mid-sized corporations; and Financial Services Division, which distributes accumulation and payout annuity products for both group and individual clients, primarily in the public\non-profit sector, as well as insurance products for individual clients.

     GWL&A recognized the potential problems of high yielding assets in the late 1980's and adjusted its investment policy accordingly. The impact of problem mortgage and real estate accounts showed marked improvement in the last few years as the Company curtailed any new investment in mortgage loans. The emphasis of quality over yield in the bond portfolio certainly has proved to be beneficial to the overall strength of the investment assets.

     Going forward, GWL&A intends to increase the percentage of assets and liabilities funded on a separate account basis. Management believes this emphasis is in the best interests of its customers and shareholders. GWL&A intends to continue to improve its administrative and distribution systems in order to compete with insurers, mutual fund companies, and other money managers.


YEARS ENDED DECEMBER 31, 1995 and 1994

Results of Operations

     The net income of $128 million in 1995 is up significantly from the $74 million recorded in 1994. The growth in earnings is related to the Company's continued investment philosophy of replacing mortgage loans with higher quality bonds which ultimately resulted in a reduction of mortgage writedowns. This is very apparent in the Financial Services Division where the asset intensive lines benefited from a combination of lower mortgage writedowns and capital gains in the bond portfolio. The Company's strategy of increasing fee income and reducing interest rate exposure is apparent in the growth of the separate accounts. The Employee Benefits Division's net income from operations increased in 1995, largely due to low healthcare inflation, favorable mortality, outstanding 401(k) growth and effective expense management.

     Life, accident, and health premium increased $49 million from 1994 to a total of $988 million primarily due to an increase in group health premium which primarily reflects the acquisition of a block of business from Confederation Life Insurance Company.

     Net investment income increased $67 million in 1994 to a total of $835 million reflecting higher interest rates and growth in policy loans associated with corporate owned life insurance (COLI) business.

     The net realized gains and losses improved significantly over last year as the $8 million of gains in 1995 was substantially better than the $72 million of losses recorded in 1994. Mortgage writedowns, included in realized losses, continued to decline as the $22 million in 1995 was $12 million better than the $34 million recorded in 1994. As interest rates decreased in 1995, bond capital gains of $28 million in 1995 were better than the $39 million of losses recorded in 1994.

     The capital gains and losses recorded in 1994 and 1995 were somewhat mitigated by adjustments to the amortization of deferred acquisition costs and premium deficiency reserves totalling $(10) million in 1995 and $19 million in 1994.

     Policyholder benefits increased to $1.2 billion, up $76 million, which is a combination of an increase in interest credits to policyholders and higher group life and health claims.

     The commissions and operating expense increase of $56 million to a total of $465 million includes expense increases associated with managed care and the acquisition of a block of group life and health business from Confederation Life Insurance Company.

     The effective income tax rate in 1995 and 1994 was lower than the statutory rate due to a reduction of $13 million and $7 million, respectively, in the deferred tax asset valuation allowance held in a subsidiary company, GWL Properties Inc.

Balance Sheet

     Total assets grew approximately $2.1 billion to a total of $17.7 billion, reflecting continued growth in the separate accounts of $1.4 billion and a $333 million increase in policy loans associated with COLI business.

     It is important to recognize the continued shift away from mortgages as the portfolio dropped $298 million during 1995. The mortgage portfolio of $1.7 billion at December 31, 1995 represented 13.7% of total investment assets compared to 17.1% at December 31, 1994.

     Stockholder's equity at December 31, 1995 of $993 million increased substantially from December 31, 1994, as the result of higher earnings and a significant increase in the unrealized gains on the bond portfolio that is available for sale.

YEARS ENDED DECEMBER 31, 1994 and 1993

Results of Operations

     Net income in 1994 of $74 million increased from 1993's $65 million. The higher group life and health earnings more than offset the lower asset intensive earnings associated with the capital losses on the bond portfolio.

     Premiums and other income consist primarily of life, accident, and health premiums which increased 48% over 1993 to a total of $939 million. The $306 million increase was primarily the result of group life and health which was up $248 million as none of the premium was reinsured to The Great-West Life Assurance Company (the Parent) during 1994 compared to $179 million reinsured in 1993.

     Net investment income decreased $24 million to a total of $768 million. The decrease was associated with a 0.68% drop in the yield on investments as higher yielding mortgages and bonds continued to be replaced by lower yielding, higher quality bonds.

     The net realized losses of $72 million were significantly worse than the $25 million of net gains recorded in 1993 reflecting the decline in bond prices during 1994. However, mortgage writedowns in 1994 of $34 million showed improvement over the $43 million in 1993, reflecting the overall decrease in mortgage investments and the reduction in problem mortgages.

     The capital losses in 1994 were somewhat mitigated by adjustments to the amortization of deferred acquisition costs and premium deficiency reserves totalling $19 million. The same components were adjusted by $44 million in 1993.

     The increase in benefits and expenses was primarily related to a $69 million increase in policy benefits and a $98 million increase in commission and operating expenses, both the result of the group life and health business not being reinsured at all during 1994. In 1993 the business had been reinsured to the Parent for part of the year.

     The 1994 effective income tax rate of 27.7% is lower than the 1993 rate of 32.5% as the result of a $7 million reduction in the deferred income tax asset valuation allowance being held in a subsidiary company, GWL Properties Inc.

Balance Sheet

     Total assets increased $1.3 billion in 1994 to a total of $15.6 billion. The only growth in the general account was the acquisition of corporate owned life insurance (COLI) policies from Confederation Life which increased assets $250 million. The majority of the increase is associated with separate account assets which grew by $875 million over 1993 to a total of $2.6 billion. The growth in separate accounts is derived from a combination of good sales in both the 401(k) and the public non-profit business units and good investment performance.

     The mortgage loans on real estate portfolio reduced $367 million bringing the total portfolio to $2.0 billion or 17.1% of total investment assets. The reduction is related to a combination of prepayments, renewals refinanced with other lenders, and the Companys policy of not initiating any new mortgage loans.

Liquidity and Capital Resources

     The principal short- and long-term liquidity needs of the Company are to satisfy policyholder benefits. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities, and the forecasting of earned and required yields to ensure consistency between policyholder requirements and the yield of assets. Over 88.1% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments or withdrawal penalties.

     Investments in highly marketable securities at the end of 1995 totaled $6.4 billion, including short-term investments of $135 million which have minimal market risk. For several years, the Company has followed an investment policy that has emphasized high-quality bonds and de-emphasized high-yield, lower quality bonds and mortgage loans. At December 31, 1995, mortgages represented 13.7% of investments, compared to 25.2% at December 31, 1991. Bonds rated below investment grade were only 1.4% of investments at December 31, 1995. The Company's investments in mortgage-backed and asset-backed bonds do not include highly volatile issues. The Company limits its use of derivative financial instruments to contracts which change the interest rate characteristics of certain bonds from variable to fixed rates or which effectively change interest paid in foreign currencies to U.S. dollars.

     Additional liquidity is available through the Company's commercial paper program which is partially supported by a standby letter of credit. At December 31, 1995, the program has an outstanding balance of $85 million with maturities ranging from 25 to 160 days and interest rates ranging from 5.7% to 5.9%.

     The National Association of Insurance Commissioners (NAIC) utilize risk-based capital standards to determine the capital requirements of a life insurance company based upon its inherent operating risks. These standards require the computation of a risk-based capital amount which is then compared to the Companys actual adjusted capital. Based on current calculations of the risk-based capital standards, the Companys percentage to total adjusted capital is well in excess of ratios that would require regulatory attention.

     The Parent owns all of the Companys $122 million of preferred shares and all of its common stock. The shareholders equity was $993 million as of December 31, 1995 compared to $777 million as of December 31, 1994. Most of the increase was related to the increase in fair value of the Company's available-for-sale bond portfolio, including $23 million related to the Company's reclassification on December 31, 1995 of $2.1 billion of bonds from the held-to-maturity portfolio.

Ratings

     The Company operates in a very competitive market place, and therefore its ratings from various rating agencies are very important to its ability to distribute certain products. A.M. Best Company has assigned the Company its highest financial strength and operating performance rating of A++. Duff & Phelps Corporation and Standard & Poors Corporation have also assigned the Company their highest claims paying ability rating of AAA. Moodys Investors Service has assigned the Company an insurance and financial strength rating of Aa2.

     These ratings represent the rating agencys independent opinion of the Companys financial strength and ability to meet its policyholder obligations, but have no relevance to the performance or quality of the assets in the Series Account.

Regulation and Reserves

     The Company is subject to regulation and supervision by the insurance departments of the state in which it is licensed. This regulation covers a variety of areas, including policy reserve requirements, adequacy of company capital and surplus, operational standards, and financial accounting policies and procedures.

     Pursuant to state insurance laws and regulations, the Company is obligated to hold policy reserves to meet its obligations under all outstanding insurance contracts. These reserves are based on a number of assumptions as to future experience. Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts if the Company were to experience unexpected losses (i.e., infectious diseases or catastrophic investment losses).

Competition

     The Company is engaged in a business that is highly competitive due to the large number of insurance companies and other entities competing in marketing, administering, and selling insurance products. There are approximately 2,300 insurers in the life insurance business in the United States.

Segment Information

     The Company operates in one business segment as a provider of life, health and annuity products to groups of individuals associated with employers or distributors.

Employees and Facilities

     The Company has an administrative services agreement with the Parent Corporation, to provide total administrative support for all aspects of the Companys business. The Parent Corporation has approximately 4,288 employees in its U.S. operations. The home office facilities are in Englewood, Colorado which includes 517,633 square feet in a three building complex. As well, there are sales and claims offices located in several states.

State Regulation

     As a life insurance company organized and operated under Colorado law, GWL&A is subject to provisions governing such companies and regulation by the Colorado Commissioner of Insurance.

     GWL&A's books and accounts are subject to review and examination by the Colorado Division of Insurance at any time, and a full examination of its operations is conducted triennially.

     In addition, GWL&A is subject to comprehensive and detailed regulation and supervision by the supervisory agencies in each jurisdiction in which it conducts business. Each state's supervisory agency has broad administrative authority which includes, but is not limited to, the power to regulate licenses to transact business, trade practices, agent licensing, policy forms, claims practices, underwriting practices, reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, the form and content of required financial statements and the type and amounts of investments permitted. GWL&A is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its accounts are subject to examination by such agencies at regular intervals.

     Under insurance guaranty fund laws in most states, insurers can be assessed up to prescribed limits for insurance contract losses incurred by insolvent companies. GWL&A has estimated that the $9 million reserve being held at December 31, 1995 is adequate to cover any obligations of known insolvencies.

     In addition, most jurisdictions, including Colorado, regulate affiliated groups of insurers such as GWL&A and its affiliates under insurance holding company legislation. Under such laws, intercorporate transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial position of the company making the transfer. Changes in control also are regulated under these laws.

     Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect GWL&A's insurance business include employee benefits regulation, controls on medical care costs, medical entitlement programs (e.g., Medicare), removal of barriers preventing banks from engaging in the insurance and mutual fund businesses, the taxation of insurance companies and the tax treatment of insurance products.

     The Securities and Exchange Commission regulates certain separate accounts of GWL&A and the mutual funds used as funding vehicles for those accounts.

Directors and Executive Officers

     Set forth below is information concerning the Company's directors and executive officers, to the extent responsible for its variable annuity operations, together with their principal occupation for the past five years:

Directors

James Balog
James W. Burns, O.W.
Orest T. Dackow
Paul Desmarais, Jr.
Robert G. Graham
Robert Gratton
N. Berne Hart
Kevin P. Kavanagh
William Mackness
William T. McCallum
Jerry E.A. Nickerson
P. Michael Pitfield, P.C., Q.C.
Michel Plessis-Belair
Ross J. Turner
Brian E. Walsh

Executive Officers

William T. McCallum, President and Chief Executive Officer
Dennis Low, Executive Vice President, Financial Services
D. Craig Lennox, Senior Vice President, General Counsel and
Secretary
Alan D. MacLennan, Executive Vice President, Employee Benefits John T. Hughes, Senior Vice President, Chief Investment Officer Douglas L. Wooden, Senior Vice President, Chief Financial Officer

Executive Compensation

     Executive officers of the Company may also serve one or more affiliated companies of Great-West Life & Annuity Insurance Company. Allocations have been made as to each individual's time devoted to his duties as an executive officer of the Company. The following table shows the cash compensation paid, based on these allocations, to the five most highly compensated executive officers whose allocated compensation exceed $60,000, for services rendered in all capacities in the Company in 1995.

Compensation Table




Ownership of Securities

     All of the Company's outstanding shares are owned by The Great-West Life Assurance Company, 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5. The Great-West Life Assurance Company is owned 99.4% by Great-West Lifeco Inc., both of which share the same address. Great-West Lifeco Inc. is owned 86.4% by Power Financial Corporation of Canada, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3. It is owned 68.4% by 171263 Canada Inc., which is owned 100% by Power Corporation of Canada, both of which share the same address as Power Financial Corporation of Canada. Mr. Paul Desmarais, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

_________________________________________________________________

                          VOTING RIGHTS
_________________________________________________________________
     To the extent required by applicable law, all Eligible Fund shares held in the Series Account will be voted by the Company at regular and special shareholder meetings of the respective Eligible Funds in accordance with instructions received from persons having voting interests in the corresponding Investment Division. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if we determine that we are allowed to vote all Eligible Funds shares in our own rights, we may elect to do so.

     Before the annuity commencement date, you the Owner, have the voting interest. The number of votes which are available to you will be calculated separately for each of your Variable Sub-Account. That number will be determined by applying your percentage interest, if any, in a particular Investment Division to the total number of votes attributable to that Investment Division. You hold a voting interest in each Investment Division to which your Annuity Account Value is allocated. If you select a variable annuity option, the votes attributable to a Contract will decrease as annuity payments are made.

     The number of votes of a Eligible Fund will be determined as of the date coincident with the date established by that Eligible Fund for determining shareholders eligible to vote at the meeting of the Eligible Funds. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Eligible Funds.

     Shares as to which no timely instructions are received and shares held by us as to which Owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the Investment Division. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

     Each person or entity having a voting interest in a Investment Division will receive proxy material, reports and other material relating to the appropriate Eligible Fund.

     It should be noted that generally the Eligible Funds are not required to, and do not intend to, hold annual or other regular meetings of shareholders.

     Contract Owners have no voting rights in the Company.

_________________________________________________________________

                 RIGHTS RESERVED BY THE COMPANY
_________________________________________________________________
     The Company reserves the right to make certain changes if, in its judgment, they would best serve the interests of Owners and Annuitants or would be appropriate in carrying out the purposes of the Contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, the Company will obtain your approval of the changes and approval from any appropriate regulatory authority. Such approval may not be required in all cases, however. Examples of the changes the Company may make include:

     - To operate the Series Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.

     - To transfer any assets in any Investment Division to another Investment Division, or to one or more separate accounts, or to a Guarantee Period; or to add, combine or remove Investment Divisions of the Series Account.

     - To substitute, for the Eligible Fund shares in any Investment Division, the shares of another Eligible Fund or shares of another investment company or any other investment permitted by law.

     - To make any changes required by the Internal Revenue Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

     - To change the time or time of day at which a Valuation Date is deemed to have ended.

     - To make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit the Company to take, including to change the way the Company assess charges, but without increasing as to any then outstanding Contract the aggregate amount of the types of charges which the Company has guaranteed.

_________________________________________________________________

                        LEGAL PROCEEDINGS
_________________________________________________________________

     There is at present no pending material legal proceedings to which the Series Account is a party or to which the assets of the Series Account are subject. The Company is not a party to, and its property is not subject to, any material pending legal proceedings other than ordinary routine litigation incidental to its business.


_________________________________________________________________

                          LEGAL MATTERS
_________________________________________________________________
     Advice regarding certain legal matters concerning the federal securities laws applicable to the issue and sale of the Contract has been provided by Jorden Burt Berenson & Johnson LLP. The organization of the Company, the Company's authority to issue the Contract, and the validity of the form of the Contract have been passed upon by R.B. Lurie, Vice President, Counsel and Associate Secretary of the Company.
_________________________________________________________________
                             EXPERTS
_________________________________________________________________

     The consolidated financial statements of Great-West Life & Annuity Insurance Company at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
_________________________________________________________________

                      AVAILABLE INFORMATION
_________________________________________________________________

     We have filed a registration statement ("Registration Statement") with the Commission under the 1933 Act relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto. Reference is hereby made to the Registration Statement and exhibits for further information relating to us and the Contracts. Statements contained in this Prospectus, as to the content of the Contracts and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments as filed as exhibits to the Registration Statement. The Registration Statement and its exhibits may be inspected and copied at the offices of the Commission located at 450 Fifth Street, N.W., Washington, D.C.

                           Appendix A

                           Appendix B

On the following pages are four examples of Market Value
Adjustments illustrating (1) increasing interest rates, (2) decreasing interest rates, (3) flat interest rates (i and j are within .10% of each other), and (4) less than 6 months to maturity.


Example #1 - Increasing Interest Rates

     Deposit:            $25,000 on November 1, 1996
     Maturity Date:           December 31, 2005
     Interest Guarantee Period:    10 years
     i:                  assumed to be 6.15%
     Surrender Date:          July 1, 2000
     j:                  7.00%
     Amount Surrendered:      $10,000
     N:                  65

          MVAF =    {[(1 + i)/(1 + j + .10%)]N/12} - 1
               =    {[1.0615/1.071]65/12} - 1
               =    .952885 - 1
               =    .047115

          MVA  =    (amount Transferred or surrendered) x MVAF
               =    $10,000 x - .047115
               =    - $471.15

          Surrender Value = (amount Transferred or surrendered +
MVA)
                         =    ($10,000 + - $471.15)
                         =    $9,528.85

     Example #2 - Decreasing Interest Rates

     Deposit:            $25,000 on November 1, 1996
     Maturity Date:           December 31, 2005
     Interest Guarantee Period:    10 years
     i:                  assumed to be 6.15%
     Surrender Date:          July 1, 2000
     j:                  5.00%
     Amount Surrendered:      $10,000
     N:                  65

          MVAF =    {[(1 + i)/(1 + j + .10%)]N/12} - 1
               =    {[1.0615/1.05]65/12} - 1
               =    .0055323

          MVAF =    (amount Transferred or surrendered) x MVAF
               =    $10,000 x .0055323
               =    $553.23

          Surrender Value = (amount Transferred or surrendered +
MVA)
                         =    ($10,000 + $553.23)
                         =    $10,553.23

     Example #3 - Flat Interest Rates (i and j are within .10% of each other)

     Deposit:            $25,000 on November 1, 1996
     Maturity Date:           December 31, 2005
     Interest Guarantee Period:    10 years
     i:                  assumed to be 6.15%
     Surrender Date:          July 1, 2000
     j:                  6.24%
     Amount Surrendered:      $10,000
     N:                  65

          MVAF =    {[(1 + i)/(1 + j + .10%)]N/12} - 1
               =    {[1.0615/1.0634]65/12} - 1
               =    .99036 - 1
               =    -.00964
               However, [i-j] <.10%, so MVAF = 0

          MVAF =    (amount Transferred or surrendered) x MVAF
               =    $10,000 x 0
               =    $0

          Surrender Value = (amount Transferred or surrendered +
MVA)
                         =    ($10,000 + $0)
                         =    $10,000




     Example #4 - N<6 (less than 6 months to maturity)

     Deposit:            $25,000 on November 1, 1996
     Maturity Date:           December 31, 2005
     Interest Guarantee Period:    10 years
     i:                  assumed to be 6.15%
     Surrender Date:          July 1, 2005
     j:                  7.00%
     Amount Surrendered:      $10,000
     N:                  5

     MVAF =    {[(1 + i)/(1 + j + .10%)]N/12} - 1
          =    {[1.0615/1.071]5/12} - 1
          =    .99629 - 1
          =    -.00371
          However, N<6, so MVAF = 0

     MVAF =    (amount Transferred or surrendered) x MVAF
          =    $10,000 x 0
          =    $0

     Surrender Value = (amount Transferred or surrendered + MVA)
                    =    ($10,000 + $0)
                    =    $10,000

                    GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                    (A wholly-owned subsidiary of
                    The Great-West Life Assurance Company)

                    Consolidated Financial Statements for the
                    Years Ended December 31, 1995, 1994, and 1993 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholder of Great-West Life & Annuity Insurance Company:

We have audited the accompanying consolidated balance sheets of Great-West Life & Annuity Insurance Company (a wholly-owned subsidiary of The Great-West Life Assurance Company) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Great-West Life & Annuity Insurance Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE  LLP


Denver, Colorado
January 19, 1996

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 1995  AND 1994(Dollars in Thousands)ASSETS1995
1994
INVESTMENTS:  Fixed Maturities:    Held-to-maturity, at
 amortized cost
(fair value $2,158,043 and $4,135,248)
$     2,054,204$4,293,985

Available for sale, at fair value

(amortized cost $6,087,969 and $2,997,087)
  6,263,187 2,824,703  Common
stock
9,4405,222  Mortgage loans on real estate1,713,1952,011,059
Real estate
60,45443,663  Policy loans2,237,7451,905,013  Short-term investments
134,835706,920      Total Investments12,473,060
11,790,565
Cash90,939131,621Reinsurance receivable333,924
295,148
Deferred policy acquisition costs278,526297,092Investment income due and accrued
211,922195,817Other assets40,03855,5

TOTAL ASSETS$17,682,218$15,615,543See
notes to consolidated financial
statements.

LIABILITIES AND STOCKHOLDER'S EQUITY19951994

POLICY BENEFIT LIABILITIES:      Policy reserves$10,845,935$10,334,
    Policy and contract claims359,791338,515    Policyholders' funds

154,872144,262    Experience refunds83,56270,359    Provision for
policyholders'
dividends
                               47,760    41,840GENERAL
LIABILITIES:
    Due to Parent Corporation149,974159,117

Repurchase agreements
372,965564,160    Commercial paper84,85489,686
    Other liabilities
453,889420,154    Undistributed earnings on
   participating business
136,617120,927    Separate account liabilities

3,998,8782,554,836      Total Liabilities16,689,09714,838,312

STOCKHOLDER'S EQUITY:    Preferred stock, $1 par valu
1500 shares authorized,
                                 

liquidation value of
$100,000 per share,
                                     

600 shares issued and
outstanding
                             60,000    60,000
Series B, cumulative,

1500 shares authorized,
                                 
liquidation value of
$100,000 per share,
                                     
200 shares issued and
outstanding
                             20,000    20,000
Series C, cumulative,
1500 shares authorized,
                                 
none outstanding
            Series D, cumulative,
1500 shares authorized,
                                 
none outstanding
            Se
ries E, non-cumulative,
2,000,000
                                               
shares authorized,
liquidation value of $20.90
             41,800    41,800
per share, issued, and
outstanding
                                                 Common stock
, $1 par value;
50,000,000 shares authorized;
                                  7,032,00
0 shares issued and
outstanding
                              7,032     7,032    Additional
paid-in capital
657,265657,265    Net unrealized gains (losses) on
securities available-for-sale
           58,763   (78,427)    Retained
earnings
148,26169,561      Total Stockholder's Equity993,121
777,231
TOTAL LIABILITIES AND STOCKHOLDER'S
EQUITY
$                             17,682,218$15,615,543
GREAT-WEST LIFE & ANNUITY INSURANCE
COMPANY
CONSOLIDATED STATEMENTS OF INCOMEYEARS ENDED
DECEMBER 31, 1995, 1994,
AND 1993
(Dollars in Thousands)199519941993
REVENUES:
  Annuity contract charges and
premiums
$                               79,816$  61,122$  63,210  Life
, accident, and health premiums
earned (net of
                                                  
premiums ceded totaling $60,880,
$48,115
                                                         
and $254,969)
987,611938,947632,961  Net investment income835,046
767,646
791,424  Net realized gains (losses) on
investments
                              7,465  (71,939)  25,342

1,909,9381,695,7761,512,937BENEFITS AND EXPENSES:  Life and
other policy benefits (net
of reinsurance
                                                  
recoveries totaling $43,574,
$18,937,
                                                        
and $151,598)
557,469548,950390,562  Increase in reserves98,797
64,834
59,873  Interest paid or credited to
contractholders
                        562,263  529,118  623,417
 Provision for policyholders' share
of earnings (losses)
                                                on
 participating business
2,027(725)(1,498)  Dividends to policyholders
48,150
42,09434,4741,268,7061,184,2711,106,828
Commissions
122,926120,05890,472  Operating expenses314,810261,311

196,820  Premium taxes26,88427,40223,1291,733,3261,593,042
1,417,249
INCOME BEFORE INCOME TAXES176,612102,73495,688
PROVISION FOR INCOME TAXES:
   Current88,36665,0
127,680
$74,278$64,636

See notes to consolidated financial statements.

GREAT-WEST LIFE & ANNUITY INSURANCE
COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S
EQUITY

YEARS ENDED DECEMBER 31, 1995, 1994, AND
1993

(Dollars in Thousands)

NetAdditi
onal
Unreal
ized
Retain
ed
Preferred Stock

Common Stock

Paid-
In
GainsEarnin
gs
SharesAmountSharesAmoun
t
Capita
l
(Losse
s)
(Defic
it)
TotalBALANCE, JANUARY 1, 19932,000,800$121,800
7,028,217
$7,028$647,199$0$
(7,063)
$
        768,964
Issuance of common stock3,7834496

500Capital contributions  9,0989,098

Dividends(21,852
)

           (21,852)
Net income64,63664,636

BALANCE, DECEMBER 31,
1993
                  2,000,800121,8007,032,0007,032656,793    0
  35,721
 821,346Adjustment to beginning
balance for change in
             accounting method
for investment
             securities6,5156,515
Change in net unrealized
gains (losses)
                                            (84,942)

       (84,942)Capital contributions472 
Dividends(40,438
)

           (40,438)
Net income74,27874,278

BALANCE, DECEMBER 31,
1994
                  2,000,800121,8007,032,0007,032657,265
(78,427)
69,561777,231Change in net unrealized
gains (losses)
                                            137,190

        137,190Dividends(48,980
)

           (48,980)
Net income127,680127,680

BALANCE, DECEMBER 31,
1995
                  2,000,800$121,8007,032,000$7,032$657,265$
58,763
$148,261$993,121See notes to
consolidated financial
statements.

GREAT-WEST LIFE & ANNUITY INSURANCE
COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWSYEARS ENDED
DECEMBER 31, 1995, 1994,
AND 1993
(Dollars in Thousands)199519941993
OPERATING ACTIVITIES:
    Net income$127,680$74,278$64,636
Adjustments to reconcile net
income to
                                                          net
 cash provided by
operating activities:
                                        
Gain (loss) allocated to
par policyholders
                    2,027
(725)

(1,498)
       Amortization of
investments
                         26,725    36,978   36,782
 Realized losses (gains) on
disposal of investments
                                      
  and write-downs of
mortgage loans and real estate
      (7,465)   71,939
(25,342)
       Amortization        49,464    29,197   34,115
Deferred income taxes
(39,763)
(38,631)

(56,959)
    Changes in assets and
liabilities:
                                                 
Policy benefit
liabilities
                   346,975    93,998  438,809
Reinsurance receivable
(38,776)
(25,868)
                                                  352,106
Accrued interest and
other receivables
                  (17,617)
(26,032)

(19,817)
        Other, net          8,834    96,950  119,284
        Net cash
provided by operating activities
   458,084   312,084  942,116
INVESTING ACTIVITIES:
    Proceeds from sales,
maturities, and
                                              
redemptions of
investments:
                                                 
Fixed maturities
4,744,309             Held-to-maturity
       Sales
18,82116,014                Maturities and
redemptions
                        655,993 1,034,324         
    Available-for-sale
                Sales4,211,6491,753,445
              Maturities and
redemptions
                        253,747   141,299         
Mortgage loans
260,960291,102339,406        Real estate4,40129,868

22,974        Common stock178    Purchases of investments:
     Fixed maturities
(5,494,534
)
             Held-to-maturity   (490,228)
(6
73,567)
                                                        
  Available-for-sale
(4,932,566)(2,606,028
)
                                                                
Mortgage loans
(683)
(9)

(52,917)
        Real estate        (5,302)
(9,253)

(14,303)
        Common stock       (4,218)
(2,063)
                                                          
        Net cash used in
investing activities
               (27,426)
(24,690)

(455,065)
(Continu
ed)
GREAT-WEST LIFE & ANNUITY INSURANCE
COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWSYEARS ENDED
DECEMBER 31, 1995, 1994,
AND 1993
(Dollars in Thousands)199519941993
FINANCING ACTIVITIES:
   Contract withdrawals, net of
deposits
$                            (217,190)$(238,166)$(590,118)
Due to Parent Corporation
(9,143)(13,078)(149,510)   Dividends paid
(48,980)
(40,438)(21,852)   Net commercial paper (repayments)
borrowings
                              (4,832)  89,686            Net
 repurchase agreements
(repayments) borrowings
               (191,195) (39,244) 311,937
        Net cash used in
financing activities
                  (471,340)(241,240)(449,543)

NET INCREASE IN CASH(40,682)46,15437,508CASH, BEGINNING OF
YEAR
131,62185,46747,959CASH, END OF YEAR$90,939$131,621$
85,467
SUPPLEMENTAL DISCLOSURES OF CASH FLOWINFORMATION

     Cash paid during the year for:       Income taxes$83,841
$
68,892$87,778       Interest17,01612,2297,438

See notes to consolidated financial
statements.
(Conclud
ed)
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

        Organization - Great-West Life & Annuity Insurance Company (the Company) is a wholly-owned subsidiary of The Great-West Life Assurance Company (the Parent Corporation). The Company is an insurance company domiciled in the State of Colorado. The Company offers a wide range of life insurance, health insurance, and retirement and investment products to individuals, businesses, and other private and public organizations throughout the United States.

        Basis of Presentation -   The preparation of financial
        statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

        Certain reclassifications have been made to the 1994 and 1993 financial statements to conform with the basis of presentation used in 1995.

        Investments - Investments are reported as follows:

        1.Management determines the classification of fixed maturities at the time of purchase. Fixed maturities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost unless fair value is less than cost and the decline is deemed to be other than temporary, in which case they are written down to fair value and a new cost basis is established.

        Fixed maturities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the net unrealized gains and losses reported as a separate component of stockholder's equity. The net unrealized gains and losses in derivative financial instruments used to hedge available-for-sale securities is included in the separate component of stockholders equity.

        The amortized cost of fixed maturities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts using the effective interest method over the life of the related bonds. Such amortization is included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net realized gains (losses) on investments.

        2.Mortgage loans on real estate are carried at their unpaid balances adjusted for any unamortized premiums or discounts and any valuation reserves. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the effective interest method. Accrual of interest is discontinued on any impaired loans where collection of interest is doubtful.

        The Company maintains an allowance for credit losses at a level that, in managements opinion, is sufficient to absorb possible credit losses on its impaired loans and to provide adequate provision for any possible future losses in the portfolio. Managements judgement is based on past loss experience, current and projected economic conditions, and extensive situational analysis of each individual loan.
        Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". In accordance with these standards, a mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the fair value of the collateral. As the Company was already providing for impairment of loans through an allowance for credit losses, the implementation of these statements had no material effect on the Company's financial statements.

        3.Real estate is carried at the lower of cost or fair value. In March 1995, the FASB issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" to be effective for fiscal years beginning after December 15, 1995. The effect of adopting this statement is not expected to be material.

        4.Policy loans are carried at their unpaid balances.

        5.Short-term investments include securities purchased with initial maturities of one year or less and are carried at amortized cost. The Company considers short-term investments to be available-for-sale and amortized cost approximates fair value.

        Gains and losses realized on disposal of investments are determined on a specific identification basis.

        Cash - Cash includes only amounts in demand deposit accounts.

        Deferred Policy Acquisition Costs - Policy acquisition costs, which consist of sales commissions and other costs that vary with and are primarily related to the production of new and renewal business, have been deferred to the extent recoverable. Deferred costs associated with the annuity products are being amortized over the life of the contracts in proportion to the emergence of gross profits. Retrospective adjustments of these amounts are made when the Company revises its estimates of current or future gross profits. Deferred costs associated with traditional life insurance are amortized over the premium paying period of the related policies in proportion to premium revenues recognized. Amortization of deferred policy acquisition costs totalled $48,054, $28,199, and $32,611 in 1995, 1994, and 1993,
        respectively.

        Separate Account - Separate account assets and related liabilities are carried at fair value. The Companys separate accounts invest in shares of Maxim Series Fund, Inc., a diversified, open-end management investment company which is an affiliate of the Company, shares of other external mutual funds, or government or corporate bonds.

        Life Insurance and Annuity Reserves - Life insurance and annuity policy reserves with life contingencies of $4,675,175, and $3,995,927 at December 31, 1995 and 1994, respectively, are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses, and retrospective experience rating premium refunds. Annuity contract reserves without life contingencies of $6,170,760, and $6,338,529 at December 31, 1995 and 1994, respectively, are established at the contractholder's account value.

        Reinsurance - Policy reserves ceded to other insurance companies are carried as reinsurance receivable on the balance sheet (See
        Note 3).

        The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

        Policy and Contract Claims - Policy and contract claims include provisions for reported claims in process of settlement, valued in accordance with the terms of the related policies and contracts, as well as provisions for claims incurred and unreported based primarily on prior experience of the Company.

        Participating Fund Account - Participating life and annuity policy reserves are $3,339,316 and $2,917,273 at December 31, 1995 and 1994, respectively. Participating business approximates 46% of the Company's ordinary life insurance in force and 84% of ordinary life insurance premium income at December 31, 1995.

        The liability for undistributed earnings on participating business was increased by $15,690 in 1995, which represented $2,027 of earnings on participating business and adjustments of $13,663 to reflect the net unrealized gains on securities classified as available-for-sale, net of certain adjustments to policy reserves and income taxes.

        The amount of dividends to be paid from undistributed earnings on participating business is determined annually by the Board of Directors. Amounts allocable to participating policyholders are consistent with established Company practice.

        The Company has established a Participating Policyholder Experience Account (PPEA) for the benefit of all participating policyholders which is included in the accompanying consolidated balance sheet. Earnings associated with the operation of the PPEA are credited to the benefit of all participating policyholders. In the event that the assets of the PPEA are insufficient to provide contractually guaranteed benefits, the Company must provide such benefits from its general assets.

        The Company has also established a Participation Fund Account
        (PFA) for the benefit of the participating policyholders previously transferred to the Company from the Parent under an assumption reinsurance transaction. The PFA is part of the PPEA. The assets and liabilities associated with these policies are segregated in the accounting records of the Company to assure the continuation of current policyholder dividend expectations. Earnings derived from the operation of the PFA accrue solely for the benefit of the acquired participating policyholders.

        Recognition of Premium Income and Benefits and Expenses - Life insurance premiums are recognized as earned. Annuity premiums with life contingencies are recognized as received. Accident and health premiums are earned on a monthly pro rata basis. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance, contract administration, and surrender fees that have been assessed against the contract account balance during the period. Benefits and expenses on policies with life contingencies are associated with premium income by means of the provision for future policy benefit reserves, resulting in recognition of profits over the life of the contracts. The average crediting rate on annuity products was approximately 7.2% in 1995.

        Income Taxes - Income taxes are recorded using the asset and liability approach which requires, among other provisions, the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. Deferred tax assets are recorded net of a valuation allowance to the extent that management estimates that recovery of the asset is not more likely than not.

        Repurchase Agreements - The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as collateralized borrowings. Interest expense on repurchase agreements is recorded at the coupon interest rate on the underlying securities. The repurchase fee received or paid is amortized over the term of the related agreement and recognized as an adjustment to investment income.

        Derivatives - The Company engages in hedging activities to manage interest rate and foreign exchange risk (See Note 6).

        2.RELATED-PARTY TRANSACTIONS

        Reinsurance Transactions -   The Company entered into a series
        of reinsurance transactions with the Parent Corporation during 1993 and prior years intended to make the Company the underwriter and administrator of all life and health insurance, annuity products, and related services with respect to United States policyholders.

        A May 1, 1993, reinsurance transaction resulted in the Company recapturing certain group life and health business previously ceded to the Parent under a coinsurance agreement, as follows:

Assets
                           Liabilities and
Stockholder's Equity

Bonds$217,254Policy reserves$253,479Mortgage loans27,182Cash and short-term
investments
                 5,607

Investment income
due & accrued
               3,436

$253,479$253,479
     In addition, effective December 31, 1993, the Company recaptured certain participating life business also previously ceded to the Parent Corporation, as follows:

Assets
                           Liabilities and
Stockholder's Equity

Bonds$171,005Policy reserves$180,000Cash and short-term investments
                 8,087

Investment income
due & accrued

$180,000$180,000
     From 1989 to 1993, the Company has assumed most of the United States business of the Parent Corporation. During this period, the Parent Corporation had recorded estimated tax liabilities for certain United States federal income taxes in its financial statements. On December 31, 1993 and December 30, 1994, the Parent Corporation transferred assets with an estimated fair value of $82,800 and $9,391, respectively, to the Company in exchange for the Company agreeing to assume the estimated tax liabilities of the Parent Corporation, and the issuance of shares of the Company's common stock.

     Fees and Expenses - The Company and the Parent Corporation have a number of service agreements whereby the Parent Corporation administers, distributes, and underwrites business for the Company and administers the Company's investment portfolio. Certain operating expenses represent allocations made by the Parent Corporation to the Company for services provided pursuant to these service agreements. These transactions are summarized as follows:

Years Ended December 31,

199519941993Investment management expense
(included in net
                                              
investment income)
$15,182$13,841$17,767Administrative and underwriting
payments (included
                                                in
operating expenses)
301,529269,020199,947
     Other - At December 31, 1995 and 1994, due to Parent Corporation includes $27,814 and $35,388 due on demand and $122,160 and $123,729 of notes payable which bear interest and mature at various dates. These notes may be prepaid in whole or in part at any time without penalty; the issuer may not demand payment before the maturity date. The Company also has available an arrangement to obtain advances from the Parent Corporation to fund short-term liquidity needs. The due on demand to the Parent Corporation bears interest at the public bond rate (6.4% and 8.5% at December 31, 1995 and 1994, respectively) while the remainder bear interest at various rates.

3.   REINSURANCE

     In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and co-insurance contracts. The Company retains a maximum of $1.5 million of coverage per individual life. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 1995 and 1994, reinsurance receivables with a carrying value of $333,924, and $295,148, respectively, were due primarily from the Parent Corporation.

     Total reinsurance premiums assumed from the Parent Corporation were $1,606 and $2,438, and $0, in 1995, 1994, and 1993, respectively.

     The Company considers all accident and health policies to be short-duration contracts. The following schedule details life insurance in force and life and accident/health premiums:

AssumedCededPrimari
ly
Percent
age
Primaril
y to
Fromof
Amount
Grossthe
Parent
OtherNetAssumed
to
AmountCorporat
ion
Compani
es
AmountNetDecember 31,
1995:
                                                  Life
insurance in
force:
                                              
Individual
$      22,388,520$7,200,882$3,476,784$18,664,42218.6%
  Group
48,415,5921,954,31350,369,9053.9%         Total$
70,804,112
$7,200,882$5,431,097$69,034,327   Premiums:

     Life
insurance
$          339,342$  51,688$21,028$ 308,6826.8%
Accident/healt
h
                   623,626    9,192 64,495  678,9299.5%
Total
$962,968$60,880$85,523$987,611December 31,
1994:
   Life
insurance in
force:

Individual
$      21,461,590$7,411,811$3,415,596$17,465,37519.6%
  Group
48,948,6692,102,22851,050,8974.1%         Total$
70,410,259
$7,411,811$5,517,824$68,516,272   Premiums:

     Life
insurance
$          322,263$  42,946$22,009$ 301,3267.3%
Accident/healt
h
                   579,650    5,169 63,140  637,6219.9%
Total
$901,913$48,115$85,149$938,947December 31,
1993:
   Life
insurance in
force:

Individual
$      17,131,994$7,797,389$3,142,723$12,477,32825.2%
  Group
37,789,8592,108,31439,898,1735.3%         Total$
54,921,853
$7,797,389$5,251,037$52,375,501   Premiums:

     Life
insurance
$          283,707$ 112,798$18,753$ 189,6629.9%
Accident/healt
h
                   524,747  142,171 60,723  443,29913.7%
Total
$808,454$254,969$79,476$632,961
4.  NET INVESTMENT INCOME
      Net investment income is
summarized as follows:
Years Ended December 31,

199519941993      Investment income:                   Bonds
and short-term
investments
$                      592,062$   555,103$  545,926
Mortgage loans on real
estate
                            171,008    182,544   220,477
Real estate
3,9365,7009,265        Policy loans163,547116,060
91,529
930,553859,407867,197      Investment expenses,
including
                                                     
interest on amounts
charged
                                                       
by the Parent
Corporation
                                                   
of $10,778, $11,145, and
$7,250
                             95,507     91,761    75,773
    Net investment income
$835,046$767,646$791,424




5.  NET REALIZED GAINS (LOSSES) ON
INVESTMENTS
     Net realized gains (losses) on
investments are as follows:
Years Ended December 31,

199519941993     Net realized gains
(losses):
       Bonds$      28,166$  (39,775)$   68,884
Mortage loans on real
estate
                              1,309     2,120        (98)
Real estate
(10)(102)(102)       Bond provisions(5,000)(3,200)
(4,456)
       Mortgage loan provisions(15,877)(27,918)(38,089)
Real estate provisions
(1,123)(3,064)(797)     Net realized gains
(losses) on investments
$            7,465$  (71,939)$   25,342
6
 .
SUMMARY OF INVESTMENTS

Fixed maturities owned at December 31, 1995 are summarized as follows:

GrossGrossEstima
ted
Amortiz
ed
Unreali
zed
Unreal
ized
FairCarryi
ng
CostGainsLossesValueValue  Held-to-Maturity:

   U.S.  Treasury
Securities and
obligations
       of U.S.
Government Agencies:
                                        

Collateralized
mortgage obligations
$          $       $      $      $      
     Direct
mortgage pass-through
                                       

certificates
                                                
     Other
11,1071,09312,20011,107   Collateralized
mortgage obligations
                                        
Public utilities
269,67122,08495291,660269,671   Corporate bonds
1,732,046
83,5835,8671,809,7621,732,046   Foreign governments
18,596
1,0871219,67118,596   State and
municipalities
           22,784   1,966        24,750 22,784

$2,054,204$109,813$5,974$2,158,043$2,054,204

  Available-for-Sale:   U.S.  Treasury
Securities and
obligations
                                                 
  of U.S.
Government Agencies:
                                        

Collateralized
mortgage obligations
$   561,475$  9,983$ 1,948$569,510$569,510
       Direct
mortgage pass-through
                                       

certificates
            794,056  11,980  2,233803,803803,803
     Other
561,7367,70339569,400569,400   Collateralized
mortgage obligations
    490,074  18,044  3,304504,814504,814
Public utilities
581,48216,6072,425595,664595,664   Corporate
bonds
2,943,918121,537263,065,4293,065,429   Foreign governments
141,362
5,0215,644140,739140,739   State and
municipalities
           13,866      22     60 13,828 13,828

$6,087,969$190,897$15,679$6,263,187$6,263,187
6
 .
SUMMARY OF INVESTMENTS (Continued)

Fixed maturities owned at December 31, 1994 are summarized as follows:

GrossGrossEstima
ted
Amortiz
ed
Unreali
zed
Unreal
ized
FairCarryi
ng
CostGainsLossesValueValue  Held-to-Maturity:

   U.S.  Treasury
Securities and
obligations
       of U.S.
Government Agencies:
                                        

Collateralized
mortgage obligations
$   521,408$    389$33,018$488,779$521,408
       Direct
mortgage pass-through
                                       

certificates
             69,559     617  1,001 69,175 69,559
     Other
85,40624692384,72985,406   Collateralized
mortgage obligations
    309,869   1,205 14,208296,866309,869
Public utilities
457,7582,89814,340446,316457,758   Corporate
bonds
2,757,61214,701111,4102,660,9032,757,612   Foreign
governments
90,690473,95086,78790,690   State and
municipalities
            1,683      10         1,693  1,683

$4,293,985$20,113$178,850$4,135,248$4,293,985

  Available-for-Sale:   U.S.  Treasury
Securities and
obligations
                                                 
  of U.S.
Government Agencies:
                                        

Collateralized
mortgage obligations
$    80,531$       $ 3,798$76,733$76,733
     Direct
mortgage pass-through
                                       

certificates
            759,815     871 49,462711,224711,224
     Other
198,65192,654196,006196,006   Collateralized
mortgage obligations
    203,036          6,379196,657196,657
Public utilities
325,38319326,379299,197299,197   Corporate bonds

1,119,7263,25365,3981,057,5811,057,581   Foreign governments
298,597
1721,826276,788276,788   State and
municipalities
           11,348            831 10,517 10,517

$2,997,087$4,343$176,727$2,824,703$2,824,703
     Most of the collateralized mortgage obligations consist of planned amortization classes with final stated maturities of three to thirty years and average lives of less than one to twelve years. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities is adjusted by such prepayments.

     The cumulative effect as of January 1, 1994 of adopting SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," increased the opening balance of stockholders' equity by $6,515 to reflect the net unrealized gains on securities classified as available-for-sale (previously carried at the lower of aggregate amortized cost or fair value) and the corresponding adjustments to deferred policy acquisition costs, policy reserves, and amounts allocable to the liability for undistributed earnings on participating business, all net of income taxes.

     In November 1995, the Financial Accounting Standards Board issued a special report entitled A Guide to Implementation of SFAS 115 on Accounting for Certain Investments in Debt and Equity Securities. In accordance with the adoption of this guidance, the Company reassessed the classification of its investment portfolio in December 1995 and reclassed securities totalling $2,119,814 from held-to-maturity to available-for-sale. In connection with this reclassification, an unrealized gain, net of related adjustments (see above), of $23,449 was recognized in stockholders equity at the date of transfer.

     The estimated fair value of fixed maturities that are publicly traded are obtained from an independent pricing service. To determine fair value for fixed maturities not actively traded, the Company utilized discounted cash flows at determined current market spread rates on investments of similar quality and term.

     The amortized cost and estimated fair value of fixed maturity investments at December 31, 1995, by projected maturity, are shown below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Held-to-
Maturity
Available-
for-Sale
Amorti
zed
Estima
ted
Amorti
zed
Estima
ted
CostFair
Value
CostFair
Value
Due in one year or
less
$                       287,565$ 293,666$326,032$ 337,792Due
after one year
through five years
          838,993  877,9491,452,4421,495,755Due
after five years
through ten years
           537,365  575,8961,023,8941,064,871Due
after ten years
159,064173,487522,002542,559Mortgage-backed
securities
                                  1,845,6051,878,127Asset-
backed
securities
                  231,217  237,045 917,994  944,083$
2,054,204
$2,158,043$6,087,969$6,263,187
     During the years ended December 31, 1995 and 1994, available-for-sale securities with a fair value at the date of sale of $4,211,649 and $1,753,445 were sold. The realized gains and losses on such sales totaled $39,755 and $15,516 for 1995 and $7,030 and $50,612 for 1994. During 1995 and 1994, held-to-maturity securities with an amortized cost of $18,087 and $15,300 were sold due to credit deterioration with insignificant realized gains and losses. Gains on securities which were called for redemption by the respective issuers prior to maturity were $2,990 and $3,093 in 1995 and 1994, respectively.

     At December 31, 1995 and 1994, pursuant to fully collateralized securities lending arrangements, the Company had loaned $343,351 and $0 of fixed maturities, respectively.

     The Company makes limited use of derivative financial instruments to manage interest rate and foreign exchange risk. Such hedging activity consists of interest rate swap agreements, interest rate floors and caps, and foreign currency exchange contracts. Interest rate floors and caps are interest rate protection instruments that require the payment by a counter-party to the Company of an interest differential. This differential represents the difference between current interest rates and an agreed-upon rate, the strike rate, applied to a notional principal amount. Interest rate swap agreements are used to convert the interest rate on certain fixed maturities from a floating rate to a fixed rate. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Foreign currency exchange contracts are used to hedge the foreign exchange rate risk associated with bonds denominated in other than U.S. dollars. The differential paid or received on interest rate and amounts received under interest rate floor and cap agreements are recognized as an adjustment to net investment income on the accrual method. Gains and losses on foreign exchange contracts are deferred and recognized in net investment income when the hedged transactions are realized.

     Although derivative financial instruments taken alone may expose the Company to varying degrees of market and credit risk when used solely for hedging purposes, these instruments typically reduce overall market and interest rate risk. The Company controls the credit risk of its financial contracts through credit approvals, limits, and monitoring procedures. As the Company generally enters into transactions only with high quality institutions, no losses associated with non-performance on derivative financial instruments have occurred or are expected to occur.
          The following table summarizes the financial hedge instruments:

NotionalStrike/Swap                                 December 31, 1995

AmountRateMaturityInterest Rate Floor$100,0004.5%
                                                               [LIBOR]
1999
Interest Rate Cap
100,00011.0% [CMT]2000Interest Rate Swaps
165,000
6.203% to
                                                               9.35%
01/98 to
                                                               2/2002
Foreign
 Currency
                                                               Exchange
Contracts
66,650N/A10/96 to
                                                               09/98

NotionalStrikeDecember 31, 1994AmountRateMaturityI
nterest Rate Floor
$100,0004.5%
                                    [LIBOR]
1999Interest Rate Swaps
150,000
6.275% to
                                    10.644%
01/95 -
                                    01/2000
Foreign Currency
                                    Exchange Contracts
70,991N/A10/96 -
                                    09/98
     LIBOR     - London Interbank Offered Rate
     CMT  - Constant Maturity Treasury Rate

     The Company has established specific investment guidelines designed to emphasize a diversified and geographically dispersed portfolio of mortgages collateralized by commercial and industrial properties located in the United States. The Company's policy is to obtain collateral sufficient to provide loan-to-value ratios of not greater than 75% at the inception of the mortgages. At December 31, 1995 approximately 28% and 11% of the Company's mortgage loans were collateralized by real estate located in California and Illinois, respectively.

     At December 31, 1995, the recorded investment in loans that were considered to be impaired under SFAS No. 114 was $23,678 including $3,254 of loans with a related allowance for credit losses of $654. Additionally, loans totaling $6,481 were on a non-accrual basis. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $29,150. For the year ended December 31, 1995, the Company recognized interest income on those impaired loans of $675. Interest income received and recorded using the cash basis method of recognition during 1995 totalled $857.

     As part of an active loan management policy and in the interest of maximizing the future return of each individual loan, the Company may from time to time alter the original terms of certain loans. These restructured loans, all performing in accordance with their modified terms, aggregated $89,160 and $102,538 at December 31, 1995 and 1994, respectively.

     The following table presents changes in the allowance for credit losses since January 1, 1995 (date of the adoption of SFAS No.
     114):

Balance at January 1, 1995
$             57,987Provision for loan losses
15,877
Direct chargeoffs(10,480)Recoveries610Balance at December 31,
1995
$63,994
7.   COMMERCIAL PAPER

     The Company has a commercial paper program which is partially supported by a $50,000 standby letter-of-credit. At December 31, 1995, commercial paper outstanding has maturities ranging from 25 to 160 days and interest rates ranging from 5.7% to 5.9%. At December 31, 1994, maturities ranged from 40 to 120 days and interest rates ranged from 5.4% to 6.4%

     8.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

          The following table provides estimated fair value for all assets and liabilities and hedge contracts considered to be financial instruments:

December 31,1995

1994

Estimat
ed
Carryin
g
Estimat
ed
Carryi
ng
FairAmountFair
Value
AmountValueASSETS:                                  Fixed
maturities
and short-term
                                              
investments
$8,452,226$8,556,065$7,825,608$7,666,871  Mortgage loans on real estate
         1,713,195 1,749,5142,011,0592,037,694  Policy
 loans
2,237,7452,237,7451,905,0131,905,013  Common stock9,440
9,440
5,2225,222LIABILITIES:  Annuity contract reserves
                                                    
without life
contingencies
          6,170,760 6,268,7496,338,5296,286,966
Policyholders'
funds
                    154,872   154,872  144,262  144,262  Due to
 Parent
Corporation
              149,974   152,347  159,117  159,334
Repurchase
agreements
               372,965   372,965  564,160  564,160
Commercial paper
84,85484,85489,68689,686HEDGE CONTRACTS:

  Interest rate
floor
                         84     1,320       88       76
Interest rate
cap
                           90        90                  
Interest rate
swaps
                     10,052    10,052
(771)

(771)
  Foreign currency
exchange contracts
        (4,604)   (4,604)
(4,345
)

(4,345)
     The estimated fair value of financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Mortgage loans fair value estimates generally are based on a discounted cash flow basis. A discount rate "matrix" is incorporated whereby the discount rate used in valuing a specific mortgage generally corresponds to that mortgage's remaining term. The rates selected for inclusion in the discount rate "matrix" reflect rates that the Company would quote if placing loans representative in size and quality to those currently in the portfolio.

     Policy loans accrue interest generally at variable rates with no fixed maturity dates and, therefore, estimated fair value approximates carrying value.

     The fair value of annuity contract reserves without life contingencies is estimated by discounting the cash flows to maturity of the contracts, utilizing current credited rates for similar products.

     The estimated fair value of policyholder's funds is the same as the carrying amount as the Company can change the crediting rates with 30 days notice.

     The estimated fair value of due to Parent Corporation is based on discounted cash flows at current market spread rates on high quality investments.

     The carrying value of repurchase agreements and commercial paper is a reasonable estimate of fair value due to the short-term nature of the liabilities.

     The estimated fair value of financial hedge instruments, all of which are held for other than trading purposes, is the estimated amount the Company would receive or pay to terminate the agreement at each year-end, taking into consideration current interest rates and other relevant factors. Included in the net gain (loss) position for interest rates swaps are $0 and $2,985 of unrealized losses in 1995 and 1994, respectively. Included in the net loss position for foreign currencies exchange contracts are $5,497 and $4,504 loss exposures in 1995 and 1994, respectvely.

     See note 6 for additional information on policies regarding estimated fair value of fixed maturities.

9.   FEDERAL INCOME TAXES

     The following is a reconciliation between the federal income tax rate and the Companys effective rate:

199519941993Federal tax rate35.0%35.0%35.0%Change in tax rate resulting
from:
   Investment income not
subject to federal tax
(0.5)(1.0
)
(1.2
)
   Effect of tax rate change
on net deferred tax assets
(1.8
)
   Change in valuation
allowance
(7.8)(6.9
)
1.0   State and environmental
taxes
0.70.9   Other, net0.3(0.3
)
(0.5
)
Total27.7%27.7%32.5%
     Temporary differences which give rise to the deferred tax assets and liabilities as of December 31, 1995 and 1994 are as follows:

19951994Deferre
d Tax
Asset
Deferre
d Tax
Liabili
ty
Deferre
d Tax
Asset
Deferre
d Tax
Liabili
ty
Policyholder
reserves
$                  162,073$        $ 119,764$

Deferred policy
acquisition costs
                    55,542            62,040
Deferred acquisition
cost proxy tax
              58,481            45,422
Investment assets
16,37297,249Net operating loss
carryforwards
               17,588            22,666         Tax
credits and
other
                        4,786             2,564         
Subtotal
242,92871,914287,66562,040Valuation allowance(2,073)
(15,218)
     Total Deferred
Taxes
$                     240,855$  71,914$ 272,447$  62,040
     Amounts related to investment assets above include $33,735 and $(47,493) related to the unrealized gains (losses) on the Company's fixed maturities available-for-sale at December 31, 1995 and 1994, respectively.

     The Company files a separate tax return and, therefore, losses incurred by subsidiaries cannot be offset against operating income of the Company. At December 31, 1995, the Companys subsidiaries have approximately $50,251 of net operating loss carryforwards, expiring through the year 2010. The tax benefit of subsidiaries net operating loss carryforwards, net of a valuation allowance of $419 are included in the deferred tax assets.

     The Company's valuation allowance was decreased in 1995 and 1994 by $13,145 and $6,278, respectively, primarily as a result of taxable income in subsidiaries which was greater than expected and the resulting re-evaluation by management of future estimated taxable income in the subsidiaries.

     Under pre-1984 life insurance company income tax laws, a portion of life insurance company gain from operations was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account." The aggregate accumulation in the account is $7,742 and the Company does not anticipate any transactions which would cause any part of the amount to become taxable. Accordingly, no provision has been made for possible future federal income taxes on this accumulation.

     The Internal Revenue Service is currently auditing tax years 1988 to 1991, inclusive. In the opinion of Company management, amounts paid or accrued are adequate, however, it is possible that the Companys estimate may change as a result of the completion of the IRS audits.

10.  STOCKHOLDER'S EQUITY, DIVIDEND RESTRICTIONS, AND OTHER MATTERS

     All of the Company's outstanding series of preferred stock are owned by the Parent Corporation. The dividend rate on the Series A Stated Rate Auction Preferred Stock (STRAPS) is 7.3% through December 30, 2002. The Series A STRAPS are redeemable at the option of the Company on or after December 29, 2002 at a price of $100,000 per share, plus accumulated and unpaid dividends.

     Through December 30, 1995, the Series B STRAPS had a 7% dividend rate. Thereafter, the Company will, at its option, select future dividend periods. Future dividend rates will be fixed by a market auction process with dividend rates dependent upon the Company. If auctions are undersubscribed or otherwise unsuccessful, the dividend rate is fixed by formula. The Company has the flexibility of specifying, before each auction, the rights of redemption which it has during the succeeding dividend period. These redemption rights are factored into the auctions which set dividend rates.
     The Series B STRAPS are redeemable at the option of the Company at a price of $100,000 per share, plus accumulated and unpaid dividends.

     The Company's Series E 7.5% non-cumulative preferred shares are redeemable by the Company after April 1, 1999. The shares are not redeemable at the option of the holder at any time. The shares are convertible into common shares at the option of the holder on or after September 30, 1999, at a conversion price negotiated between the holder and the Company or at a formula determined conversion price in accordance with the share conditions.

     On December 31, 1993, the Company issued 3,783 shares of common stock to the Parent Corporation in connection with an assumption of estimated tax liabilities. The Company also received $472 and $9,098 of contributed capital in the form of deferred tax assets from the Parent Corporation during 1994 and 1993, respectively, in connection with the 1993 reinsurance transactions (see Note 2).

     The Company's net income and capital and surplus, as determined in accordance with statutory accounting principles and practices for December 31 are as follows:

199519941993(Unaudit
ed)
Net Income$     114,931$    70,091$     55,995Capital
and Surplus
653,479621,589628,944
       The maximum amount of dividends which can be paid to stockholders by insurance companies domiciled in the State of Colorado is subject to restrictions relating to statutory surplus and statutory net gain from operations. Statutory surplus and net gains from operations at December 31, 1995 were $524,647 and $119,299 (unaudited), respectively. The Company should be able to pay up to $119,299 (unaudited) of dividends without regulatory approval in 1996.

       Dividends of $9,217, $7,475, and $9,335, were paid on preferred stock in 1995, 1994, and 1993, respectively. In addition, dividends of $39,763, $32,963, and $12,517 were paid on common stock in 1995, 1994 and 1993, respectively. Dividends are paid as determined by the Board of Directors.

       The Company is involved in various legal proceedings which arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on its financial position or results of operations.




















                                PART B

                      INFORMATION REQUIRED IN A
                  STATEMENT OF ADDITIONAL INFORMATION

                            Contracts Under
                      Flexible Premium Deferred
           Combination Variable and Fixed Annuity Contracts


                               issued by


              Great-West Life & Annuity Insurance Company
                         8515 E. Orchard Road
                       Englewood, Colorado 80111
       Telephone:  (800) 468-8661 (Outside Colorado)
                       (800) 547-4957 (Colorado)





                  STATEMENT OF ADDITIONAL INFORMATION





This Statement of Additional Information is not a Prospectus and should
be read in conjunction with the Prospectus, dated             , 1996,
which is available without charge by contacting the Schwab Annuity Service Center, P.O. Box 7785, San Francisco, California 94120-9420 or at 1-800-838-0650.





                                           , 1996

                           TABLE OF CONTENTS


                                                                  Page

GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .B-3
GREAT-WEST LIFE & ANNUITY
  AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT . . . . . . . . . . . .B-3
CALCULATION OF ANNUITY PAYMENTS . . . . . . . . . . . . . . . . . .B-3
POSTPONEMENT OF PAYMENTS. . . . . . . . . . . . . . . . . . . . . .B-4
SERVICES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .B-4
- Safekeeping of Series Account Assets. . . . . . . . . . . . . . .B-4
- Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . .B-4
- Principal Underwriter . . . . . . . . . . . . . . . . . . . . . .B-5
WITHHOLDING . . . . . . . . . . . . . . . . . . . . . . . . . . . .B-5
TERMS OF EXEMPTIVE RELIEF IN CONNECTION WITH
  MORTALITY AND EXPENSE RISK CHARGE . . . . . . . . . . . . . . . .B-5
CALCULATION OF PERFORMANCE DATA . . . . . . . . . . . . . . . . . .B-5
FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . .B-7

                          GENERAL INFORMATION

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Definitions."

              GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
               AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT

Great-West Life & Annuity Insurance Company (the "Company"), the issuer of the Contract, is a Colorado corporation qualified to sell life insurance and annuity contracts in Puerto Rico, the District of Columbia and all states except New York. The Company is a wholly-owned subsidiary of The Great-West Life Assurance Company, a stock life insurance company incorporate under the laws of Canada. The Great-West Life Assurance Company is in turn 86.4% by Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is owned 68.4% by Power Financial Corporation of Canada, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation of Canada. Mr. Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

The assets allocated to the Series Account are the exclusive property of the Company. Registration of the Series Account under the Investment
Company Act of 1904 does not involve supervision of the management or investment practices or policies of the Series Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Series Account proceeds from charges under contract and other amount in excess of the Series Account representing reserves and liabilities under the Contract and other variable annuity contracts issued by the Company. The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Investment Division may not be insulatead from liability associated with another investment Division.

Best's Insurance Reports, Life-Health Edition 1995, assigned the Company it highest financial strength and operating performance rating ofg A++. Duff & Phelps Corporation and Standard & Poor's Corporation have also assigned the Company their highest claims paying ability rating of AAA. Moody's Investors Service has assigned the Company an insurance and financial strength rating of Aa2.

                   CALCULATION OF ANNUITY PAYMENTS

A.     Fixed Annuity Options

       The amount of each annuity payment under a fixed annuity option is fixed and guaranteed by the Company. On the Payment Commencement Date, the Annuity Account Value held in the Fixed Sub-Account(s), with a Market Value Adjustment, if applicable, less Premium Tax, if any, is computed and that portion of the Annuity Account Value which will be applied to the fixed annuity option selected is determined. The amount of the first monthly payment under the fixed annuity option selected will be at least as large as would result from using the annuity tables contained in the Contract to apply to the annuity form selected. The dollar amounts of any fixed annuity payments will not vary during the entire period of annuity payments and are determined according to the provisions of the annuity form selected.

B.     Variable Annuity Options

To the extent a variable annuity option has been selected, the Company converts the Accumulation Units for each of the Owner's Variable Sub-Accounts into Annuity Units for each Variable Sub-Account at their values determined as of the end of the Valuation Period which contains the Payment Commencement Date. The number of Annuity Units paid for each Variable Sub-Account is determined by dividing the amount of the first monthly payment by the sub-account's Annuity Unit Value on the fifth Valuation Date preceding the date the first payment is due. The number of Annuity Units used to calculate each payment for a Variable Sub-Account remains fixed during the annuity payment period.

The first payment under a variable annuity payment option will be based on the value of each Variable Sub-Account on the fifth Valuation Date preceding the Payment Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the Payment Option. Payments after the first will vary depending upon the investment experience of the Variable Sub-Accounts. The subsequent amount paid from each sub-account is determined by multiplying (a) by
(b) where (a) is the number of sub-account Annuity Units to be paid and
(b) is the sub-account Annuity Unit value on the fifth Valuation Date preceding the date the annuity payment is due. The total amount of each Variable Annuity Payment will be the sum of the Variable Annuity Payments for each Variable Sub-Account.

                       POSTPONEMENT OF PAYMENTS

With respect to amounts allocated to the Series Account, payment of any amount due upon a total or partial surrender, death or under an annuity option will ordinarily be made within seven days after all documents required for such payment are received by the Schwab Annuity Service Center. However, the determination, application or payment of any death benefit, Transfer, full surrender, partial withdrawal or annuity payment may be deferred to the extent dependent on Accumulation or Annuity Unit Values, for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, for any period during which any emergency exists as a result of which it is not reasonably practicable for the Company to determine the investment experience, of such Accumulation or Annuity Units or for such other periods as the Securities and Exchange Commission may by order permit for the protection of investors.

                               SERVICES

A.     Safekeeping of Series Account Assets

The assets of Variable Annuity-1 Series Account (the "Series Account") are held by Great-West Life & Annuity Insurance Company ("GWL&A"). The assets of the Series Account are kept physically segregated and held separate and apart from the general account of GWL&A. GWL&A maintains records of all purchases and redemptions of shares of the underlying funds. Additional protection for the assets of the Series Account is afforded by blanket fidelity bonds issued to The Great-West Life Assurance Company in the amount of $25 million, which covers all officers and employees of GWL&A.

B.     Experts

The accounting firm of Deloitte & Touche LLP performs certain accounting and auditing services for GWL&A and the Series Account. The principal business address of Deloitte & Touche LLP is 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202.

The consolidated financial statements of GWL&A at December 31, 1995, 1994 and 1993 for each of the three years in the period ended December 31, 1995, included in the prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report appearing therein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

C.     Principal Underwriter

The offering of the Contracts is made on a continuous basis by Charles Schwab & Co., Inc. ("Schwab"). Schwab is a California corporation and is a member of the National Associations of Securities Dealers ("NASD"). The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued for Annuitants from birth to age ninety.

                              WITHHOLDING

Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding the recipient's election, withholding may be required with respect to certain payments to be delivered outside the United States and, with respect to certain distributions from certain types of qualified retirement plans, unless the proceeds are transferred directly to another qualified retirement plan. Moreover, special "backup withholding" rules may require the Company to disregard the recipient's election if the recipient fails to supply the Company with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.

             TERMS OF EXEMPTIVE RELIEF IN CONNECTION WITH
                   MORTALITY AND EXPENSE RISK CHARGE

The Company and Schwab have applied for exemptive relief from the Securities and Exchange Commission in connection with deducting the mortality and expense risk charge pursuant to the Contract. In the application for the exemption, the Company and Schwab have represented and undertaken, among other things, that:

(1) The level of the mortality and expense risk charge is within the range of industry practice for comparable annuity contracts;

(2) This conclusion is based upon a review conducted of publicly-available information regarding annuity contracts of other companies maintained by the Company at its principal office, and the Company will make available on request to the Securities and Exchange Commission or its staff, a memorandum setting forth the variable annuity products analyzed in the methodology and results of the comparative review; and

(3) There is a reasonable likelihood that the proposed distribution financing arrangements with respect to the Contract will benefit the Series Account and investors in the Contract, and the basis for this conclusion is set forth in a memorandum which will be maintained by the Company at its principal office and will be available to the Securities and Exchange Commission or its staff on request.

                    CALCULATION OF PERFORMANCE DATA

A.     Yield and Effective Yield Quotations for the Money Market
       Investment Division

The yield quotation for the Money Market Investment Division will be for the seven-day period and is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Investment Division at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Participant accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to the nearest hundredth of one percent.

The effective yield quotation for the Money Market Investment Division will be for the seven-day period and is carried to the nearest hundredth of one percent, computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Investment Division at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Participant accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

          EFFECTIVE YIELD = [(BASE PERIOD RETURN +1 365/7]-1.

For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all Participant accounts in proportion to the length of the base period, and for any fees that vary with the size of the account, the account size is assumed to be the Money Market Investment Division's mean account size. The specific percentage applicable to a particular withdrawal would depend on a number of factors including the length of time the Contract Owner has participated under the Contracts. (See "Charges and Deductions" on page 17 of the Prospectus.) No deductions or sales loads are assessed upon annuitization under the Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Investment Division and the Fund are excluded from the calculation of yield.


B. Total Return and Yield Quotations for All Investment Divisions (Other than Money Market)

The total return quotations for all Investment Divisions, other than the Money Market, will be average annual total return quotations for the one-year period. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                             P(1+T)n = ERV

 Where:P =a hypothetical initial payment of $1,000

       T =average annual total return

       N =number of years

       ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period

For purposes of the total return quotations for these Investment Divisions, the calculations take into effect all fees that are charged to the Contract Value , and for any fees that vary with the size of the account, the account size is assumed to be the respective Investment Divisions' mean account size. The calculations also assume a complete redemption as of the end of the particular period.

The yield quotations for these Investment Divisions set forth in the Prospectus are based on the thirty-day period ended on December 31, 1994, and are computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                      YIELD = 2[((a-b)cd +1)6 -1]

 Where:
a = net investment income earned during the period by the corresponding portfolio of the Fund attributable to shares owned by the Investment Division.

b = expenses accrued for the period (net of reimbursements).

c = the average daily number of Accumulation Units outstanding during the period.

d = the maximum offering price per Accumulation Unit on the last day of the period.


For purposes of the yield quotations for these Investment Divisions, the calculations take into effect all fees that are charged to the Contract Value, and for any fees that vary with the size of the account, the account size is assumed to be the respective Investment Divisions' mean account size.

                         FINANCIAL STATEMENTS

The consolidated financial statements of GWL&A as contained in the prospectus should be considered only as bearing upon GWL&A's ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The interest of Contract Owners under the Contracts are affected solely by the investment results of the Series Account. This Statement of Additional Information contains no financial statements for the Series Account because the Series Account has not yet commenced operations, has no assets or liabilities, and have received no income nor incurred any expenses as of the date of this Statement of Additional Information.

                                PART C
                           OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a)    Financial Statements

       The financial statements for Great-West Life & Annuity Insurance Company for the years ended December 31, 1995, 1994 and 1993 are included in the prospectus.

(b)    Exhibits

       (1) Certified copy of resolution of Board of Directors or Depositor establishing Registrant is attached as Exhibit 1.

       (2)  Not applicable.

       (3) Copy of distribution contract between Depositor and Principal Underwriter to be filed by amendment.


       (4) Copy of the form of the variable annuity contract to be filed by amendment.

       (5) Copy of the form of application to be used with the variable annuity contract provided pursuant to (4) to be filed by amendment.

       (6) Copy of Articles of Incorporation and Bylaws of Depositor to be filed by amendment.

       (7)  Copy of reinsurance agreement to be filed by amendment.

       (8) Copies of participation agreements with underlying mutual funds to be filed by amendment.

       (9)  Opinion of counsel and consent of Ruth B. Lurie, Vice
       President, Counsel and Associate Secretary.

       (10) (a) Written Consent of Jorden Burt Berenson & Johnson LLP

       (b) Written Consent of Deloitte & Touche LLP

       (c) Written Consent of Ruth B. Lurie

       (11)  Not Applicable.

       (12)  Not Applicable.

       (13) Schedule for computation of each performance quotation provided in response to Item 21 is attached as Exhibit 13.

       (14)  Financial Data Schedule is attached as Exhibit 14.

Item 25.  Directors and Officers of the Depositor

          . . .               Position and Offices
Name      . . .Principal Business Address                 with Depositor


James Balog . .     2205 North Southwinds Boulevard    Director
          . . .     Vero Beach, Florida  39263

James W. Burns, O.C.          (4)                      Director

Orest T. Dackow               (3)                      Director

Paul Desmarais, Jr.      (4)                      Director

Robert G. Graham         Inter-City Products CorporationDirector
          . . .     20 Queen Street West, Box 32
          . . .     Toronto, Ontario  M5H 3R3

Robert Gratton.          (5)                      Chairman

N. Berne Hart .     2552 East Alameda Avenue           Director
          . . .     Denver, Colorado  80209

Kevin P. Kavanagh             (1)                      Director

William Mackness         Faculty of Management         Director
          . . .     University of Manitoba
          . . .     3rd Floor, Drake Centre for Management
          . . .     Studies Building
          . . .     Winnipeg, Manitoba  R3T 2N2

William T. McCallum      (3)                      Director, President
and
          . . .                                   Chief Executive
Officer

Jerry E.A. Nickerson     H.B. Nickerson & Sons Limited Director
          . . .     P.O. Box 130
          . . .     275 Commercial Street
          . . .     North Sydney, Nova Scotia  B2A 3M2

P. Michael Pitfield, P.C., Q.C.    (4)                 Director

Michel Plessis-Belair, F.C.A. (4)                      Director

Ross J. Turner.     Genstar Investment Corporation     Director
          . . .     950 Tower Lane
          . . .     Metro Tower, Suite 1170
          . . .     Foster City, California  94404

Brian E. Walsh.     Trinity L.P.                       Director
          . . .     115 East Putnam Avenue
          . . .     Greenwich, Connecticut  06830
Robert D. Bond.          (3)                      Senior Vice-President,
          . . .                                   Financial Services

John T. Hughes.          (3)                      Senior Vice-President,
          . . .                                   Chief Investment
Officer

D. Craig Lennox               (3)                      Senior Vice-
President,
          . . .                                   General Counsel and
          . . .                                   Secretary

Dennis Low. . .          (3)                      Executive Vice-
President,
          . . .                                   Financial Services

Alan D. MacLennan        (2)                      Executive Vice-
President,
          . . .                                   Employee Benefits

James D. Motz .          (2)                      Senior Vice-President,
          . . .                                   Employee Benefits
          . . .                                   Operations

Douglas L. Wooden        (3)                      Senior Vice-President,
          . . .                                   Chief Financial
Officer and
          . . .                                   Treasurer
______________________________________

(1)  100 Osborne Street North, Winnipeg, Manitoba, Canada  R3C 3A5.

(2)  8505 East Orchard Road, Englewood, Colorado  80111.

(3)  8515 East Orchard Road, Englewood, Colorado  80111.

(4) Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3.

(5) Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3.


Item 26. Persons controlled by or under common control with the Depositor or Registrant

          See attached organizational chart.

Item 27.  Number of Contractowners

          Not applicable.

Item 28.  Indemnification

          Provisions exist under the Colorado General Corporation Code and the Bylaws of GWL&A whereby GWL&A may indemnify a director, officer, or controlling person of GWL&A against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

              GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                         ORGANIZATIONAL CHART


Power Corporation of Canada

100% - 171263 Canada Inc.

68.4% - Power Financial Corporation

86.4% - Great-West Lifeco Inc.

99.4% - The Great-West Life Assurance Company

100% - Great-West Life & Annuity Insurance Company

     100% - GW Capital Management, Inc.

     100% - Financial Administrative Services Corporation

     100% - Employee Benefit Services, Inc.

          100% - One Health Plan of Illinois, Inc.

          100% - One Health Plan of Texas, Inc.

          100% - One Health Plan of California, Inc.

     100% - Great-West Benefit Services, Inc.

           13% - Private Healthcare Systems, Inc.

     100% - Benefits Communication Corporation

          100% - BenefitsCorp Equities, Inc.

      94% - Maxim Series Fund, Inc.

     100% - GWL Properties Inc.

          100% - Great-West Realty Investments Inc.

           50% - Westkin Properties Ltd.

     100% - Confed Admin Services, Inc.

                   Colorado Business Corporation Act

     Article 109 - INDEMNIFICATION

     Section 7-109-101.  Definitions.

          As used in this Article:

          (1) ."Corporation" includes any domestic or foreign entity that is a predecessor of the corporation by reason of a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

          (2) ."Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, fiduciary or agent of another domestic or foreign corporation or other person or employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation's request if his or her duties to the corporation also impose duties on or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan.

          (3)  "Expenses" includes counsel fees.

          (4) ."Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

          (5) ."Official capacity" means, when used with respect to a director, the office of director in the corporation and, when used with respect to a person other than a director as contemplated in Section 7-109-107, means the office in the corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

          (6) ."Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

          (7) ."Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

     Section 7-109-102.  Authority to indemnify directors.

          (1) .Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to the proceeding because the person is or was a director against liability incurred in any proceeding if:

          . . .(a) The person conducted himself or herself in good faith;

          . . .(b)  The person reasonably believed:

          . . . (I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; or

          . . . (II) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

               (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

          (2) .A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of subparagraph (a) of subsection (1) of this section.

          (3) .The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

          (4) .A corporation may not indemnify a director under this section:

               (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

               (b) In connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

          (5) .Indemnification permitted under this section in connection with a proceeding by or in the right of a corporation is limited to reasonable expenses incurred in connection with the proceeding.

     Section 7-109-103.  Mandatory Indemnification of Directors.

          . . .Unless limited by the articles of incorporation, a corporation shall be required to indemnify a person who is or was a director of the corporation and who was wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party, against reasonable expenses incurred by him in connection with the proceeding.

     Section 7-109-104.  Advance of Expenses to Directors.

          (1) .A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:

               (a) The director furnishes the corporation a written affirmation of his good-faith belief that he has met the standard of conduct described in Section 7-109-102;

               (b) The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and

               (c) A determination is made that the facts then know to those making the determination would not preclude indemnification under this article.

          (2) .The undertaking required by paragraph (b) of subsection
          (1) of this section shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

          (3) .Determinations and authorizations of payments under this section shall be made in the manner specified in Section 7-109-106.

     Section 7-109-105.  Court-Ordered Indemnification of Directors.

          (1) .Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

               (a) If it determines the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

               (b) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102
               (1) or was adjudged liable in the circumstances described in Section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described Section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

     Section 7-109-106.  Determination and Authorization of
Indemnification of Directors.

          (1) .A corporation may not indemnify a director under Section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in Section 7-109-102.
          A corporation shall not advance expenses to a director under
          Section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by Section 7-109-104(1)(a) and (1)(b) are received and the determination required by Section 7-109-104(1)(c) has been made.

          (2) .The determinations required to be made under subsection
          (1) of this section shall be made:

               (a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum.

               (b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

          (3) .If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and the committee cannot be established under paragraph (b) of subsection (2) of this section, or even if a quorum is obtained or a committee designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection
          (1) of this section shall be made:

               (a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

               (b)  By the shareholders.

          (4) .Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible; except that, if the determination that indemnification is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

     Section 7-109-107.  Indemnification of Officers, Employees,
Fiduciaries, and Agents.

          (1) .Unless otherwise provided in the articles of incorporation:

               (a) An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

               (b) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as a director; and

               (c) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

     Section 7-109-108.  Insurance.

          . . .A corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation and who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of any other domestic or foreign corporation or other person or of an employee benefit plan against any liability asserted against or incurred by the person in that capacity or arising out of his or her status as a director, officer, employee, fiduciary, or agent whether or not the corporation would have the power to indemnify the person against such liability under the Section 7-109-102, 7-109-103 or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

     Section 7-109-109.  Limitation of Indemnification of Directors.

          (1) .A provision concerning a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except for an insurance policy or otherwise, is valid only to the extent the provision is not inconsistent with Sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification or advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

          (2) .Sections 7-109-101 to 7-109-108 do not limit a
          corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

     Section 7-109-110.  Notice to Shareholders of Indemnification of
Director.

          . . .If a corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

                            Bylaws of GWL&A

          Article II, Section 11.  Indemnification of Directors.

          . . .The Company may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the Company to the extent permitted by applicable law, any director, officer, or employee of the Company or any member or officer of any committee, and his heirs, executors and administrators, from and against all claims, liabilities, costs, charges and expenses whatsoever that any such director, officer, employee or any such member or officer sustains or incurs in or about any action, suit, or proceeding that is brought, commenced, or prosecuted against him for or in respect of any act, deed, matter or thing whatsoever made, done, or permitted by him in or about the execution of his duties of his office or employment with the Company, in or about the execution of his duties as a director or officer of another company which he so serves at the request and on behalf of the Company, or in or about the execution of his duties as a member or officer of any such Committee, and all other claims, liabilities, costs, charges and expenses that he sustains or incurs, in or about or in relation to any such duties or the affairs of the Company, the affairs of such Committee, except such claims, liabilities, costs, charges or expenses as are occasioned by his own wilful neglect or default. The Company may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the Company to the extent permitted by applicable law, any director, officer, or employee of any subsidiary corporation of the Company on the same basis, and within the same constraints as, described in the preceding sentence.

Item 29.  Principal Underwriter

          (a) .Charles Schwab & Company ("Schwab") is the distributor of securities of the Registrant.

          (b) .Directors and Officers of Schwab
          . . .                                   Position and Offices
Name      . . .Principal Business Address                with
Underwriter

Charles R. Schwab             (1)                      Founder, Chairman
an Director
          . . .

Lawrence J. Stupski      (1)                      Director

David S. Pottruck             (1)                      Director,
                                                       President and
                                                       Chief Executive
                                                       Officer

Ronald W. Readmond       (1)                      Vice Chairman and
                                                  Director

John P. Coghlan               (1)                      Executive Vice
                                                       President,
                                                       Schwab
                                                       Institutional

A. John Gambs .          (1)                      Director, Executive
                                                  Vice President and
                                                  Chief Financial
                                                  Officer

Dawn G. Lepore.          (1)                      Executive Vice
                                                  President and Chief
                                                  Information Officer

Daniel O. Leemon              (1)                      Executive Vice
                                                       President,
                                                       Business
                                                       Strategy

Timothy F. McCarthy      (1)                      Executive Vice
                                                  President, Mutual
                                                  Funds

Tom D. Seip . .          (1)                      Senior Executive
                                                  Vice President,
                                                  Retail Brokerage

Elizabeth G. Sawi             (1)                      Executive Vice
                                                       President,
                                                       Electronic
                                                       Brokerage

John N. Tognino               (1)                      Executive Vice
                                                       President,
                                                       Capital Markets
                                                       and Trading

Luis E. Valencia              (1)                      Executive Vice
                                                       President,
                                                       Human Resources
                                                       and
                                                       Administrative
                                                       Services

Christopher V. Dodds          (1)                      Treasurer and
                                                       Senior Vice
                                                       President

William J. Klipp              (1)                      Senior Vice
                                                       President and
                                                       Chief Operating
                                                       Officer

Stephen B. Ward               (1)                      Senior Vice
                                                       President and
                                                       Chief
                                                       Investment
                                                       Officer

Frances Cole. .          (1)                      Vice President,
                                                  Chief Counsel and
                                                  Compliance Officer,
                                                  and Assistant
                                                  Corporate Secretary

Pamela E. Herlich             (1)                      Assistant
Corporate Secretary

David J. Neuman               (1)                      Corporate
Secretary

Mary B. Templeton        (1)                      Assistant Corporate
Secretary

David H. Lui. .          (1)                      Vice President and
                                                  Senior Counsel

Christina M. Perrino          (1)                      Vice President
                                                       and Senior
                                                       Counsel
 ______________________________________

(1)  101 Montgomery, San Francisco, California  94104.


          (c) Commissions and other compensation received by Principal Underwriter during registrant's last fiscal year:

          . . .    Net
Name of   . . .Underwriting        Compensation
Principal . . .Discounts and            on             Brokerage
Underwriter . . Commissions         Redemption            Commissions
Compensation

Schwab    . . .     -0-                 -0-                -0-     -0-


Item 30.  Location of Accounts and Records

          All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the registrant through GWL&A, 8515 E. Orchard Road, Englewood, Colorado 80111.

Item 31.  Management Services

          Not Applicable.

Item 32.  Undertakings

          (a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

          (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

          (d) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                           SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-4 to be signed on its behalf, in the City of Englewood, State of Colorado, on this 13th day of
 February , 1996.

           . .                VARIABLE ANNUITY-1 SERIES ACCOUNT
           . .                (Registrant)



           . .                By:  /s/ W.T. McCallum
           . .                     William T. McCallum, President
           . .                     and Chief Executive Officer of
           . .                     Great-West Life & Annuity
           . .                     Insurance Company


           . .                GREAT-WEST LIFE & ANNUITY
           . .                INSURANCE COMPANY
           . .                (Depositor)



           . .                By:  /s/ W.T. McCallum

           . .                     William T. McCallum, President
           . .                     and Chief Executive Officer

     As required by the Securities Act of 1933, this Registration
Statement has been signed by the following persons in the capacities with Great-West Life & Annuity Insurance Company and on the dates indicated:

Signature and Title                               Date



                                                 _____, 1996
Director and Chairman of the
Board (Robert Gratton)
           . .


/s/ W.T. McCallum                                Feb. 13, 1996
Director, President and Chief Executive
Officer (William T. McCallum)

                           SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-4 to be signed on its behalf,
in the City of Englewood, State of Colorado, on this        day of
                 , 1996.

          VARIABLE ANNUITY-1 SERIES ACCOUNT
          (Registrant)



          By:
          William T. McCallum, President
          and Chief Executive Officer of

          Great-West Life & Annuity
          Insurance Company


          GREAT-WEST LIFE & ANNUITY
          INSURANCE COMPANY
          (Depositor)



          By:
          William T. McCallum, President
          and Chief Executive Officer

     As required by the Securities Act of 1933, this Registration
Statement has been signed by the following persons in the capacities with Great-West Life & Annuity Insurance Company and on the dates indicated:

Signature and Title                               Date



/s/ R. Gratton*                                  Feb. 15, 1996
Director and Chairman of the
Board (Robert Gratton)
           . .


                                                       , 1996
Director, President and Chief Executive
Officer (William T. McCallum)



Signature and Title                               Date




/s/ D.L. Wooden                                   Feb. 13, 1996
Principal Financial Officer
(Douglas L. Wooden)



/s/ D.L. Wooden                                   Feb. 13, 1996
Senior Vice-President and
Treasurer (Douglas L. Wooden)



                                                       , 1996
Director, (James Balog)



                                                       , 1996
Director, (James W. Burns)


                                                       , 1996
Director (Orest T. Dackow)



                                                       , 1996
Director (Paul Desmarais, Jr.)



                                                       , 1996
Director (Robert G. Graham)



                                                       , 1996
Director (N. Berne Hart)



                                                       , 1996
Director (Kevin P. Kavanagh)

Signature and Title                               Date




                                                  _____, 1996
Principal Financial Officer
(Douglas L. Wooden)



                                                       , 1996
Senior Vice-President and
Treasurer (Douglas L. Wooden)



/s. J. Balog*                                     Feb. 15, 1996
Director, (James Balog)



/s/ J.W. Burns*                                   Feb. 15, 1996
Director, (James W. Burns)


/s/ O.T. Dackow*                                  Feb. 15, 1996
Director (Orest T. Dackow)



/s/ P. Desmarais, Jr.*                            Feb. 15, 1996
Director (Paul Desmarais, Jr.)



                                                       , 1996
Director (Robert G. Graham)



/s/ N.B. Hart*                                    Feb. 15, 1996
Director (N. Berne Hart)



                                                       , 1996
Director (Kevin P. Kavanagh)

Signature and Title                               Date




/s/ W. Mackness*                                  Feb. 15, 1996
Director (William Mackness)




/s/ J.E.A. Nickerson*                             Feb. 15, 1996
Director (Jerry E.A. Nickerson)




/s/ P.M. Pitfield*                                Feb. 15, 1996
Director (P. Michael Pitfield)




/s/ M. Plessis-Belair*                            Feb. 15, 1996
Director (Michel Plessis-Belair)



/s/ R.J. Turner*                                  Feb. 15, 1996
Director (Ross J. Turner)



/s/ B.E. Walsh*                                   Feb. 15, 1996
Director (Brian E. Walsh)



*By: /s/ D.C. Lennox                              Feb. 15, 1996
     D. C. Lennox
     Attorney-in-fact pursuant to Powers of Attorney filed with this Registration Statement.

                       POWERS OF ATTORNEY

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, J. Balog, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West Life & Annuity
Insurance Company (Registration No.               ), and to any and
all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 29th day of December, 1995.


           . .                /s/ J. Balog
           . .                     Member, Board of Directors

           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ Kelly Peace

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, J.W. Burns, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West Life & Annuity
Insurance Company (Registration No.               ), and to any and
all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of January, 1996.


           . .                /s/ J.W. Burns

           . .                Member, Board of Directors
           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ Louise Auriol

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, O.T. Dackow, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West
Life & Annuity Insurance Company (Registration No.               ),
and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of December, 1995.


           . .                /s/ O.T. Dackow

           . .                Member, Board of Directors
           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ Joan Preyer

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, P. Desmarais, Jr., a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West
Life & Annuity Insurance Company (Registration No.               ),
and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of January, 1996.


           . .                /s/ P. Desmarais. Jr.

           . .                Member, Board of Directors
           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ Luci Filteau

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, R. Gratton, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West Life & Annuity
Insurance Company (Registration No.               ), and to any and
all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 16th day of January, 1996.


           . .                /s/ R. Gratton

           . .                Member, Board of Directors
           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ Nicole Barolet

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, N.B. Hart, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West Life & Annuity
Insurance Company (Registration No.               ), and to any and
all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of December, 1995.


           . .                /s/ N.B. Hart

           . .                Member, Board of Directors
           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ Wilma J. Hart

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, William Mackness, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West
Life & Annuity Insurance Company (Registration No.               ),
and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of January, 1996.


           . .                /s/ William Mackness

           . .                Member, Board of Directors
           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ Louise Fabris

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, J.E.A. Nickerson, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West
Life & Annuity Insurance Company (Registration No.               ),
and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of January, 1996.


           . .                /s/ J.E.A. Nickerson

           . .                Member, Board of Directors
           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ M. Lynne Reid

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, P.M. Pitfield, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West
Life & Annuity Insurance Company (Registration No.               ),
and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of January, 1996.


           . .                /s/ P.M. Pitfield

           . .                Member, Board of Directors
           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ Diane Milleur

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, M. Plessis-Belair, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West
Life & Annuity Insurance Company (Registration No.               ),
and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 2nd day of January, 1996.


           . .                /s/ M. Plessis-Belair

           . .                Member, Board of Directors
           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ Danielle Durocher

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, R.J. Turner, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West
Life & Annuity Insurance Company (Registration No.               ),
and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 27th day of December, 1995.


           . .                /s/ R.J. Turner

           . .                Member, Board of Directors
           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ Ila Rosengarten

                        POWER OF ATTORNEY

                               RE

           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, B.E. Walsh, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company to comply with the Securities Act of 1933 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of market value adjusted annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-1) of Great-West Life & Annuity
Insurance Company (Registration No.               ), and to any and
all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 8th day of January, 1996.


           . .                /s/ B.E. Walsh

           . .                Member, Board of Directors
           . .                Great-West Life & Annuity
           . . Insurance Company


Witness:


/s/ Irene Minuck

                            EXHIBIT 1

This will certify that the following is a true and correct copy of a resolution passed at a meeting of the Board of Directors of Great-West Life & Annuity Insurance Company duly called and held on the twenty-fourth day of July, 1995, at which meeting a quorum was present and acting throughout, and that said resolution is still in full force and effect:

     That the Company hereby authorizes the establishment of a separate account designated Schwab Variable Annuity Series Account (hereinafter "the Account"), subject to such conditions as hereafter set forth, said use, purposes, and conditions to be in full compliance with C.R.S. 10-7-402 and all rules and regulations of the Colorado Division of Insurance;

     Further, that the Account shall be established for the purpose of allowing the Company to issue individual annuity contracts authorized by Section 408 of the Internal Revenue Code and such other individual variable annuity contracts ("Contracts") as the President or a Vice-President may designate and shall constitute a separate account into which will be allocated amounts paid to the Company which are to be applied under the terms of such Contracts; and

     Further, that the income, gains and losses, realized or unrealized, from assets allocated to the Account shall be credited to or charged against such Account without regard to other income, gains, or losses of the Company to the extent provided in the Contracts; and

     Further, that the fundamental investment policy of the Account shall be to invest or reinvest the assets of the Account in securities issued by investment companies registered under the Investment Company Act of 1940; and

     Further, that eleven separate investment divisions be, and hereby are, established within the Account to which net payments under the Contracts will be allocated in accordance with instructions received from contractholders, and that the President or a Vice-President each be, and hereby is, authorized to increase or decrease the number of investment divisions in the Account as may be necessary or appropriate; and

     Further, that each investment division may be comprised of two subdivisions, one to hold the amounts contributed under Contracts qualifying for favorable tax treatment under the Internal Revenue Code, as amended, and the other to hold amounts contributed under Contracts which do not qualify for such tax treatment; and

     Further, that the President or a Vice-President each be, and hereby is, authorized to deposit such amounts in the Account or in each investment division as may be necessary or appropriate to facilitate the commencement of the Account's operations; and

     Further, that the President or a Vice-President each be, and hereby is, authorized to transfer funds from time to time into the Account in order to establish the Account or to support the operation of the Contracts with respect to the Account or to transfer funds from time to time out of the Account if transfer is made by cash or securities having a readily determined market value, if such transfer is approved by the Commissioner of the Division of Insurance; and

     Further, that the President or a Vice-President each be, and is hereby authorized to change the designation of the Account to such other designation as he may deem necessary or appropriate; and

     Further, that the appropriate officers of the Company, with such assistance from the Company's auditors, legal counsel and independent consultants or others as they may require, be, and they hereby are, authorized and directed to take all action necessary to: (a) register the Account as a unit investment trust under the Investment Company Act of 1940, as amended;
     (b) register the Contracts in such amounts, which may be an indefinite amount, as the officers of the Company shall from time to time deem appropriate, under the Securities Act of 1933; and (c) take all other actions which are necessary in connection with the offering of said Contracts for sale and the operation of the Account in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Securities Act of 1933 and other applicable federal laws, including the filing of any amendments to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act of 1940 or other applicable federal laws as the officers of the Company shall deem necessary or appropriate; and

     Further, that the appropriate officers of the Company be, and they hereby are, authorized on behalf of the Account and on behalf of the Company to take any and all action they may deem necessary or advisable in order to sell the Contracts, including any registrations, filings and qualifications of the Company, its officers, agents and employees, and the Contracts under the insurance and securities laws of any of the states of the United States of America or other jurisdictions, and in connection therewith to prepare, execute, deliver and file all such applications, reports, covenants, resolutions, applications for exemptions, consents to service of process and other papers and instruments as may be required under such laws, and to take any and all further action which said officers or counsel of the Company may deem necessary or desirable (including entering into whatever agreements may be necessary) in order to maintain such registrations or qualifications for as long as said officers or counsel deem it to be in the best interests of the Account and the Company; and

     Further, that the President, the Vice-Presidents and the Secretary of the Company be, and they hereby are, each authorized in the names and on behalf of the Account and the Company to execute and file irrevocable written consents on the part of the Account and of the Company to be used in such states wherein such consents to service of process may be required under the insurance or securities laws therein in connection with said registration or qualification of the Contracts and to appoint the appropriate state official or such other person as may be allowed by said insurance or securities laws, agent of the Account and of the Company for the purpose of receiving and accepting process; and

     Further, that the President or a Vice-President each be, and hereby is, authorized to cause the Company to institute procedures for providing voting rights for owners of such Contracts with respect to securities owned by the Account; and

     Further, that the President or a Vice-President each be, and is hereby authorized to execute such agreement or agreements as deemed necessary and appropriate with underwriters and distributors for the Contracts in connection with the establishment and maintenance of the Account or the design, administration and offer and sale of the Contracts; provided, however, that the Company is directed to finalize such agreements before effecting any registrations or filings of the Contracts or the Account; and

     Further, that the appropriate officers of the Company are hereby authorized to execute whatever agreement or agreements may be necessary or appropriate to enable the Account to invest in securities issued by one or more investment companies registered under the Investment Company Act of 1940 as may be specified in the respective Contracts; and

     Further, that the appropriate officers of the Company, and each of them, are hereby authorized to execute and deliver all such documents and papers and to do or cause to be done all such acts and things as they may deem necessary or desirable to carry out the foregoing resolutions and the intent and purposes thereof; and

     Further, that the term "appropriate officers" as used herein, shall include all of the elected and appointed officers of the Company, either severally or individually, subject to any applicable resolutions of the Board of Directors dealing with signing authority for the Company.




Dated at Englewood,                /s/ D.C. Lennox
Colorado this 15th                 D.C. Lennox
day of February, 1996.             Senior Vice President,
           . .                     General Counsel and Secretary

                            EXHIBIT 9






                                        February 15, 1996


Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C.  20549

Re: Opinion of Counsel

Gentlemen:

     This letter is furnished as the requisite opinion of counsel described in Form N-4, Part C, Item 24(9). Great-West Life & Annuity Insurance Company (the "Company"), as depositor, has registered an indefinite amount of securities under the Securities Act of 1933, as amended, as provided in Rule 24f-2 of the Investment Company Act of 1940.

     I am the Vice President, Counsel and Associate Secretary of the Company. In so acting, I have made such examination of the law, records and documents as in my judgment are necessary or appropriate to enable me to render the opinion expressed below.
For purposes of such examination, I have assumed the genuineness of all signatures and the conformity to the original of all copies.

     I am a member of the Colorado Bar and do not purport to be an expert on the laws of any other state. My opinion herein as to any other law is based upon a limited inquiry thereof which I have deemed appropriate under the circumstances.

     Based on the foregoing, I am of the opinion with respect to the securities, assuming that the securities will be issued and sold in accordance with the provisions of the registration statement, to which the Form N-4 registration statement is applicable and with which this opinion accompanies, will be legally issued, fully paid and nonassessable.

     I consent to the use of this opinion as an exhibit to the registration statement.

                                        Sincerely,

                                        /s/ Ruth B. Lurie

                                        Ruth B. Lurie
                                        Vice President, Counsel
                                        and Associate Secretary














                         EXHIBIT 10 (a)

     WRITTEN CONSENT OF JORDEN BURT BERENSON & JOHNSON LLP

                              February 14, 1996



Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Englewood, Colorado  80111



Re:  Registration Statement on Form N-4
     filed by Variable Annuity-1 Series Account the "Registration Statement")


Dear Ladies and Gentlemen:

     We have acted as counsel to Variable Annuity-1 Series Account ("Registrant") and Great-West Life & Annuity Insurance Company, a Colorado corporation (as "Depositor"), regarding the federal securities laws applicable to the issuance and sale of the Contract described therein. We hereby consent to the references to us under the heading "Legal Matters" in the prospectus.

                              Very truly yours,

                              /s/ Jorden Burt Berenson &
                              Johnson LLP

                              Jorden Burt Berenson & Johnson LLP

















                         EXHIBIT 10 (b)


            WRITTEN CONSENT OF DELOITTE & TOUCHE LLP

INDEPENDENT AUDITORS' CONSENT



We consent to the use in this Registration Statement of Great-West Life & Annuity Insurance Company on Form N-4 of our report dated January 19, 1996, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the headings "Experts" in such Prospectus.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Denver, Colorado
February 12, 1996

















                         EXHIBIT 10 (c)


                WRITTEN CONSENT OF RUTH B. LURIE

                                        February 15, 1996



Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Englewood, Colorado  80111



Re:  Variable Annuity-1 Series Account


Gentlemen:

     I hereby consent to the use of my name under the caption "Legal Opinions" in the Prospectus for Variable Annuity-1 Series Account contained in the Registration Statement Form N-4 filed by Great-West Life & Annuity Insurance Company and Variable Annuity-1 Series Account with the Securities and Exchange Commission under the Securities Act of 1933, the Investment Company Act of 1940 and the amendments thereto.

                                   Sincerely,

                                   /s/ Ruth B. Lurie

                                   Ruth B. Lurie
                                   Vice President, Counsel
                                   and Associate Secretary

                             EXHIBIT 13

               YIELD AND EFFECTIVE YIELD CALCULATIONS


Money Market Investment Division

Yield for the Money Market Investment Division is calculated on a seven day period.

The current yield formula = base period return x (365/7)

The effective yield formula = [1 + based period return)365/7] - 1

Base period return is calculated as follows:

       Ending account value
-      Beginning account value
-      Expenses accrued for the period
       Net change in account value


Net change in account value/Beginning account = base period return

Attached is an example of these calculations.

a= Value of one accumulation unit at beginning of period = 16.23525

b= Value of one accumulation unit at end of period = 16.24946

c= Annual maintenance charges accrued in period = $3.91

d= Average number of units outstanding in period = 1000.00

e= Base period return

       Yield = (b-a-c/d)
                                       a

       = $16.24946/unit - 16/23525/unit - ($3.91/1000.00 units)
                                          16.23525/unit


       =  0.000635

f= annualized yield

       (e) x (365/7) = 3.31%

g = effective yield

       {[1 + (e)]365/7} - 1 = 3.36%
                     Other Investment
Divisions

The yield calculation for all other investment divisions is based on a 30-day period.

FORMULA:  Yield = 2[(a-b)/(cd) + 1]6 -1}

Where: a =  net investment income earned during the period attributable to the Investment Division

            b =                      expenses accrued for the period
                                     (net of reimbursements)

            c =                      average daily number of
                                     accumulation units outstanding
                                     during the period

            d =                      maximum offering price per
                                     accumulation unit on the last day
                                     of the period

Following is an example of this yield calculation:

a =    $6,000

b =    $2,000

c =    50,000.00

d =    $13.00

Yield =  2[($6,000.00 - 2,000.00 + 1)6 - 1]
               50,000.00 x $13.00

        =   7.50%

                      TOTAL RETURN CALCULATION


FORMULA:    P(1+T) to the power of N = ERV

Where:

       T =                           Average annual total return

       N = The number of years including portions of years where applicable for which the performance is being measured

       ERV =                         Ending redeemable value of a
                                     hypothetical $1,000 payment made
                                     at the beginning of the
                                     applicable period

       P = A hypothetical $1,000 initial payment made at the inception of the Investment Division

(Assumed expenses = 0.85% mortality & expense risk charge and $25 contract maintenance charge)

The above formula can be restated to solve for T as follows:

       T = [(ERV/P) to the power of 1/N] - 1

Following are examples of this calculation on a 1 year, 5 year, 10 year and since inception basis.

1 year total return:

       ERV =                         1,344.50

       N =                           1.00

       P =                           1,000.00

Therefore, 1 year total return is   34.55%.


5 year total return:

       ERV =                         1,792.44

       N =                           5.00

       P =                           1,000.00

Therefore, 5 year total return is   12.38%.


10 year total return:

       ERV =                         2,857.38

       N =                           10.00

       P =                           1,000.00

Therefore, 10 year total return is   11.07%.


Since inception total return:

       ERV =                         4,595.67

       N =                           13.50

       P =                           1,000.00

Therefore, since inception total return is   11.96%.

                             EXHIBIT 14